Exhibit 99.2

Royal Bank of Canada second quarter 2009 results

The financial information in this document is in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

May 29, 2009 – Royal Bank of Canada (RY on TSX and NYSE) earnings for the second quarter ended April 30, 2009 were impacted by a previously announced goodwill impairment charge of $1 billion. As a result, RBC reported a net loss of $50 million while adjusted net income was $950 million(1), up 2% from $928 million last year. The goodwill impairment charge is a non-cash item and does not affect our ongoing operations or our capital ratios. Our results were also impacted by the market environment-related losses and general provision noted below. Canadian Banking generated volume growth across all businesses and Capital Markets produced strong earnings by capitalizing on market conditions.

Second quarter 2009 compared to second quarter 2008

•	Net loss of $50 million (down from net income of $928 million)
•	Adjusted net income of $950 million (1)

•	Diluted loss per share of $.07 (down from earnings per share (EPS) of $.70)
•	Adjusted EPS of $.63 (1)

•	Return on common equity (ROE) of (1.4%) (down from 15.7%)
•	Adjusted ROE of 12.0% (1)

•	Tier 1 capital ratio of 11.4%

First six months of 2009 compared to first six months of 2008

•	Net income of $1,003 million (down from $2,173 million)
•	Adjusted net income of $2,003 million (1)
•	Diluted EPS of $.65 (down from $1.64)
•	Adjusted EPS of $1.36 (1)

•	ROE of 6.2% (down from 18.6%)
•	Adjusted ROE of 13.0% (1)

Items impacting second quarter 2009 results

•	Goodwill impairment charge reduced net income by $1 billion (US$838 million) and EPS by $.71 – previously disclosed on April 16, 2009
•	Market environment-related losses reduced net income by $296 million and EPS by $.21
•	General provision reduced net income by $146 million and EPS by $.10

(1)	We compute adjusted measures by excluding the goodwill impairment charge. Adjusted measures are non-GAAP. Refer to the Key performance and non-GAAP measures section of this report for more information, including a reconciliation.

Table of contents

1	Second quarter highlights
2	Management’s discussion and analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic review and outlook
4	Financial performance
4	Overview
5	Key performance and non-GAAP measures
7	Financial performance
7	Results of operations
9	Accounting matters and controls
10	Related party transactions
10	Quarterly results and trend analysis
11	Business segment results
11	How we measure and report our business segments
12	Canadian Banking
13	Wealth Management
14	Insurance
15	International Banking
16	Capital Markets
17	Corporate Support
18	Results by geographic segment
19	Financial condition
19	Condensed balance sheets
20	Off-balance sheet arrangements
23	Risk, capital and liquidity management
23	Credit risk
27	Market risk
28	Capital management
30	Liquidity and funding risk
31	Additional financial information
31	Market environment impacts
36	Interim Consolidated Financial Statements (unaudited)
40	Notes to the Interim Consolidated Financial Statements (unaudited)
67	Shareholder information

2        Royal Bank of Canada        Second Quarter 2009

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three- and six-month periods ended or as at April 30, 2009, compared to the corresponding periods in the prior fiscal year and the three-month period ended January 31, 2009. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements and related notes and our 2008 Annual Report to Shareholders (2008 Annual Report). This MD&A is dated May 28, 2009. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

Additional information about us, including our 2008 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term objectives, our strategic goals and priorities, and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe,” “expect,” “forecast,” “anticipate,” “intend,” “estimate,” “goal,” “plan” and “project” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could,” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, liquidity and funding risks, and other risks discussed in the Risk, capital and liquidity management section and in our 2008 Annual Report to Shareholders; market environment impacts, including the impact of the continuing volatility in the financial markets and lack of liquidity in certain credit markets, and our ability to effectively manage our liquidity and our capital ratios and implement effective risk management procedures; general business and economic conditions, including recessionary conditions in Canada, the United States and certain other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes to our credit ratings; and development and integration of our distribution networks.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management section, and in our 2008 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, one of North America’s leading diversified financial services companies and among the largest banks in the world, as measured by market capitalization. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 53 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Second Quarter 2009        3

Selected financial and other highlights

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except per share, number of and percentage amounts)	2009	2009	2008	2009	2008
Total revenue	$6,761	$6,941	$4,954	$13,702	$10,601
Provision for credit losses (PCL)	974	747	349	1,721	642
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	958	1,076	548	2,034	1,164
Non-interest expense	3,575	3,622	2,970	7,197	6,090
Goodwill impairment charge	1,000	–	–	1,000	–
Net income before income taxes and non-controlling interest in subsidiaries	254	1,496	1,087	1,750	2,705
Net (loss) income	$(50)	$1,053	$928	$1,003	$2,173
Segments – net income (loss)
Canadian Banking	$581	$696	$604	$1,277	$1,277
Wealth Management	126	128	182	254	363
Insurance	113	112	104	225	193
International Banking	(1,126)	(144)	38	(1,270)	69
Capital Markets	420	225	13	645	317
Corporate Support	(164)	36	(13)	(128)	(46)
Net (loss) income	$(50)	$1,053	$928	$1,003	$2,173
Selected information
Earnings (loss) per share (EPS) – basic	$(.07)	$.74	$.70	$.65	$1.66
Earnings (loss) per share (EPS) – diluted	$(.07)	$.73	$.70	$.65	$1.64
Return on common equity (ROE) (1)	(1.4)%	13.8%	15.7%	6.2%	18.6%
Return on risk capital (RORC) (2)	(2.3)%	21.5%	26.0%	9.7%	30.8%
Net interest margin (NIM) (3)	1.71%	1.57%	1.37%	1.64%	1.37%
Specific PCL as a percentage of average net loans and acceptances	1.06%	.80%	.54%	.93%	.49%
Gross impaired loans (GIL) as a percentage of loans and acceptances	1.45%	1.19%	.70%	1.45%	.70%
Capital ratios and multiples
Tier 1 capital ratio	11.4%	10.6%	9.5%	11.4%	9.5%
Total capital ratio	13.3%	12.5%	11.4%	13.3%	11.4%
Assets-to-capital multiple	16.3X	17.5X	20.2X	16.3X	20.2X
Tangible common equity / Tier 1 common capital ratio (4)	7.9%	7.5%	7.0%	7.9%	7.0%
Selected balance sheet and other information
Total assets	$680,323	$713,176	$627,471	$680,323	$627,471
Securities	176,555	172,182	175,352	176,555	175,352
Retail loans (5)	193,195	192,988	181,802	193,195	181,802
Wholesale loans (5)	87,389	92,941	77,822	87,389	77,822
Derivative-related assets	123,259	144,376	71,743	123,259	71,743
Deposits	411,827	422,850	399,425	411,827	399,425
Average common equity (1)	30,400	29,050	23,400	29,600	23,050
Average risk capital (2)	18,950	18,700	14,150	18,850	13,900
Risk-adjusted assets	265,647	273,561	249,242	265,647	249,242
Assets under management (AUM)	235,400	224,900	173,100	235,400	173,100
Assets under administration (AUA) – RBC	618,700	594,900	612,800	618,700	612,800
Assets under administration (AUA) – RBC Dexia IS (6)	2,105,100	2,131,400	2,697,000	2,105,100	2,697,000
Common share information
Shares outstanding (000s) – average basic	1,405,772	1,366,868	1,287,245	1,385,995	1,280,616
– average diluted	1,417,038	1,379,191	1,298,069	1,397,831	1,292,291
– end of period	1,408,393	1,406,973	1,294,084	1,408,393	1,294,084
Dividends declared per share	$.50	$.50	$.50	$1.00	$1.00
Dividend yield (7)	5.8%	5.2%	4.2%	5.4%	4.1%
Common share price (RY on TSX) – close, end of period	$42.30	$30.41	$48.02	$42.30	$48.02
Market capitalization (TSX)	59,575	42,786	62,142	59,575	62,142
Business information (number of)
Employees (full-time equivalent)	72,479	73,416	66,748	72,479	66,748
Bank branches	1,756	1,747	1,648	1,756	1,648
Automated teller machines	5,012	4,984	4,634	5,012	4,634
Period average US$ equivalent of C$1.00 (8)	$.805	$.815	$.994	$.810	$.998
Period-end US$ equivalent of C$1.00	$.838	$.815	$.993	$.838	$.993

(1)	Average common equity and return on common equity (ROE) are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion on Average risk capital and return on risk capital (RORC), refer to the Key performance and non-GAAP measures section.
(3)	Net interest margin (NIM) is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	For further discussion, refer to the Key performance and non-GAAP measures section.
(5)	Retail and wholesale loans do not include allowance for loan losses.
(6)	Assets under administration (AUA) – RBC Dexia IS represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(7)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(8)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        Second Quarter 2009

Economic review and outlook – data available as at May 28, 2009

Canada

The Canadian economy remained in recession in the first calendar quarter of 2009, with generally higher job losses, a softer housing market and weakening consumer and business lending activities. The Bank of Canada further lowered the overnight rate to .25% on April 21, 2009 and announced an intention to hold rates steady until mid-2010. The Canadian economy will continue to be impacted by higher levels of unemployment, which will likely result in further credit deterioration. The Canadian government’s fiscal stimulus package and the low interest rate environment are expected to spur economic activity in the second half of the year. The Canadian economy is now expected to have negative growth of 2.4% in 2009, down from our projected growth of .3% at December 4, 2008, and slower than the actual growth of .5% in 2008.

United States

The U.S. economy remained in a deep recession in the first calendar quarter, with higher levels of unemployment, uncertainty in the automotive industry and continuing housing market weakness. The U.S. Federal Reserve held the federal funds rate steady within a range of 0% to .25% and announced an intention to maintain this range for an extended period. The Federal Reserve is expected to continue to inject liquidity into the financial system with the announcement on March 18, 2009 of its intention to purchase up to US$300 billion of longer-term Treasury securities over the second and third calendar quarters, aimed at keeping interest rates low and stimulating economic activity. The U.S. economy is now expected to have negative growth of 2.9% in 2009, down from our projected negative growth of 1.0% at December 4, 2008, and slower than the actual growth of 1.1% in 2008.

Other global economies

Global economies are expected to remain weak, particularly in the United Kingdom (U.K.), the Eurozone and Japan, in 2009. Central banks and governments around the globe are moving towards historically low levels of interest rates and have introduced stimulus packages to improve market stability.

Impact of the U.S. dollar on our consolidated results

Our U.S. dollar-denominated results are impacted by fluctuations in the Canadian/U.S. dollar exchange rate.

The Canadian dollar depreciated 19% on average relative to the U.S. dollar from the second quarter of 2008 and from the first six months of 2008 which had an unfavourable impact on our consolidated earnings. For the three and six months ended April 30, 2009, we experienced U.S. dollar-denominated net losses, primarily reflecting significantly higher provision for credit losses (PCL). Our higher U.S. dollar-denominated revenue, which was favourably impacted by the depreciation of the Canadian dollar, was more than offset by the unfavourable impact on our U.S. dollar-denominated PCL, Insurance policyholder benefits, claims and acquisition expense (PBCAE) and non-interest expense.

	For the three months ended		For the six months ended
(C$ millions, except per share amounts)	Q2 2009 vs. Q1 2009	Q2 2009 vs. Q2 2008	Q2 2009 vs. Q2 2008
Canadian/U.S. dollar exchange rate (average)
April 30, 2009	$.805	$.805	$.810
January 31, 2009	$.815
April 30, 2008		$.994	$.998
Percentage change in average US$ equivalent of C$1.00 (1)	(1)%	(19)%	(19)%
Increased (decreased) total revenue	$24	$317	$472
Increased (decreased) PCL	4	50	85
Increased (decreased) non-interest expense	12	209	425
Increased (decreased) net income	–	(18)	(128)
Increased (decreased) basic EPS	$–	$(.01)	$(.09)
Increased (decreased) diluted EPS	$–	$(.01)	$(.09)

(1)	Average amounts are calculated using month-end spot rates for the period.

Certain of our business segment results are also impacted by fluctuations in the U.S. dollar, Euro and British pound exchange rates. For further details, refer to the Business segment results section.

Financial performance

Overview

Q2 2009 vs. Q2 2008

We reported a net loss of $50 million for the second quarter ended April 30, 2009, compared to net income of $928 million a year ago, largely reflecting a goodwill impairment charge of $1 billion (US$838 million) recorded in the current quarter. Diluted loss per share was $.07 and return on common equity (ROE) was negative 1.4%.

Excluding the goodwill impairment charge, adjusted net income was $950 million, up $22 million, or 2%. Adjusted diluted earnings per share were $.63, down $.07, or 10%, and adjusted ROE was 12.0%, reflecting the dilutive effect on our adjusted earnings per share from an equity issuance in the first quarter of 2009. The increase in adjusted net income was mainly due to higher trading results in certain of our capital markets businesses, lower market environment-related losses on held-for-trading (HFT) and available-for-sale (AFS) securities, higher net securitization gains and volume growth partly reflecting our acquisitions. These factors were mostly offset by higher specific and general PCL, higher variable compensation in line with higher trading results in certain of our capital markets businesses, increased costs, largely from our acquisitions, losses on the change in fair value of our own credit risk related to deposit liabilities and subordinated debentures designated as HFT (fair value adjustments on certain RBC debt designated as HFT) related to tightening credit spreads, and spread compression mainly in our banking-related businesses. Our Tier 1 capital ratio of 11.4% was up 190 bps from 9.5%.

Adjusted measures are non-GAAP. For a detailed discussion on adjusted measures, refer to the Key performance and non-GAAP measures section.

Royal Bank of Canada        Second Quarter 2009        5

Q2 2009 vs. Q2 2008 (Six months ended)

We reported net income of $1,003 million, compared to $2,173 million a year ago, with six-month diluted earnings per share (EPS) of $.65 and ROE of 6.2%. Excluding the goodwill impairment charge, adjusted net income was $2,003 million, down $170 million, or 8%, from a year ago. Adjusted six-month diluted EPS were $1.36, down $.28, or 17%, and adjusted six-month ROE was 13.0%. The decrease in adjusted net income was mainly due to higher specific and general PCL, increased costs in support of business growth, higher variable compensation in line with higher trading results in certain of our capital markets businesses and losses on fair value adjustments on certain RBC debt designated as HFT. These factors were partially offset by higher trading results, higher net securitization gains and volume growth in our banking-related businesses.

Q2 2009 vs. Q1 2009

We reported a net loss of $50 million, compared to net income of $1,053 million last quarter. Excluding the goodwill impairment charge, adjusted net income was $950 million, down $103 million, or 10%, mainly due to losses on fair value adjustments on certain RBC debt designated as HFT, lower trading results, higher specific and general PCL, and the negative impact of seasonal factors, including fewer days in the quarter, partially offset by lower market environment-related losses on HFT and AFS securities.

For further details on our Market environment impacts, refer to the Additional financial information section.

Key performance and non-GAAP measures

Non-GAAP measures

Adjusted measures

We use and report adjusted measures consistent with our management framework. We believe that excluding the goodwill impairment charge from these measures is more reflective of ongoing operating results and will provide readers with a better understanding of management’s perspective on our performance. These adjusted measures should also enhance the comparability of our financial performance for the second quarter of 2009 and for the six months ended April 30, 2009 with the corresponding prior periods. Adjusted measures are non-GAAP measures which do not have standardized meanings under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following table provides a calculation of our adjusted measures.

	For the three months ended April 30, 2009			For the six months ended April 30, 2009
(C$ millions, except per share and percentage amounts)	As reported	Goodwill impairment charge	Adjusted	As reported	Goodwill impairment charge	Adjusted
Income before income taxes	$254	$1,000	$1,254	$1,750	$1,000	$2,750
Income taxes	266	–	266	704	–	704
Net (loss) income before non-controlling interest	(12)	1,000	988	1,046	1,000	2,046
Non-controlling interest in net income of subsidiaries	38	–	38	43	–	43
Net (loss) income	(50)	1,000	950	1,003	1,000	2,003
Preferred dividends	(55)	–	(55)	(96)	–	(96)
Net (loss) income available to common shareholders	$(105)	$1,000	$895	$907	$1,000	$1,907
Average number of common shares (thousands)	1,405,772		1,405,772	1,385,995		1,385,995
Basic (loss) earnings per share (1) (in dollars)	$(.07)	$.71	$.64	$.65	$.72	$1.38
Average number of diluted common shares (thousands)	1,417,038		1,417,038	1,397,831		1,397,831
Diluted (loss) earnings per share (1) (in dollars)	$(.07)	$.71	$.63	$.65	$.72	$1.36
Average common equity	$30,400		$30,550	$29,600		$29,700
ROE (1)	(1.4)%		12.0%	6.2%		13.0%
Effective tax rate	104.7%		21.2%	40.2%		25.6%

(1)	Based on actual balances before rounding.

Performance measures

Tangible common equity/Tier 1 common capital ratio

We use the Tangible common equity/Tier 1 common capital ratio in conjunction with regulatory capital ratios to evaluate our capital adequacy specifically related to common equity. This ratio is calculated consistent with a stress testing measure used by the U.S. Federal Reserve for U.S. banks in determining capital adequacy under certain adverse scenarios except that our calculation of Tangible common equity/Tier 1 common capital is based on the Basel II methodology as detailed in our 2008

Annual Report. We believe that given current economic conditions, the Tangible common equity/Tier 1 common capital ratio is a useful supplemental measure of capital adequacy. The Tangible common equity/Tier 1 common capital ratio does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following table provides a calculation of our Tangible common equity/Tier 1 common capital ratio.

	As at
	April 30	January 31	April 30
(C$ millions, except percentage amounts)	2009	2009	2008
Tier 1 capital	$30,274	$28,901	$23,566
Less: Qualifying other non-controlling interest in subsidiaries	356	357	27
Innovative Tier 1 capital instruments (1)	4,139	4,141	3,604
Non-cumulative First Preferred shares (1)	4,811	3,811	2,555
Tier 1 common capital	$20,968	$20,592	$17,380
Risk-adjusted assets	$265,647	$273,561	$249,242
Tangible common equity / Tier 1 common capital ratio	7.9%	7.5%	7.0%

(1)	Net of treasury shares.

6        Royal Bank of Canada        Second Quarter 2009

Return on common equity and Return on risk capital

We measure and evaluate the performance of our consolidated results and each business segment using a number of financial metrics such as net income, ROE and Return on risk capital (RORC). We use ROE and RORC, at both the consolidated and segment levels, as measures of return on total capital invested in our businesses. RORC does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details refer to the Key performance and non-GAAP measures section of our 2008 Annual Report.

The following table provides a summary of our ROE and RORC calculations.

	For the three months ended							For the three months ended
	April 30 2009							January 31 2009	April 30 2008
C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net (loss) income available to common shareholders	$568	$119	$111	$(1,142)	$405	$(166)	$(105)	$1,012	$905
Average risk capital (2)	$5,350	$1,150	$1,150	$3,250	$7,150	$900	$18,950	$18,700	$14,150
add: Under/(over) attribution of capital	–	–	–	–	–	(650)	(650)	(1,850)	2,800
add: Goodwill and intangible capital	1,750	2,800	200	5,550	1,200	600	12,100	12,200	6,450
Average common equity (3)	$7,100	$3,950	$1,350	$8,800	$8,350	$850	$30,400	$29,050	$23,400
add: Impact of goodwill impairment charge	–	–	–	150	–	–	150	–	–
Adjusted average common equity	$7,100	$3,950	$1,350	$8,950	$8,350	$850	$30,550	$29,050	$23,400
ROE	32.9%	12.3%	33.4%	(53.3)%	19.9%	n.m.	(1.4)%	13.8%	15.7%
add: Impact of goodwill impairment charge	–	–	–	46.8%	–	–	13.4%	–	–
Adjusted ROE	32.9%	12.3%	33.4%	(6.5)%	19.9%	n.m.	12.0%	13.8%	15.7%
RORC	43.7%	43.2%	39.2%	(143.6)%	23.2%	n.m.	(2.3)%	21.5%	26.0%

	For the six months ended							For the six months ended
	April 30 2009							April 30 2008
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total
Net (loss) income available to common shareholders	$1,254	$241	$221	$(1,298)	$619	$(130)	$907	$2,126
Average risk capital (2)	$5,300	$1,150	$1,150	$3,150	$7,100	$1,000	$18,850	$13,900
add: Under/(over) attribution of capital	–	–	–	–	–	(1,400)	(1,400)	3,200
add: Goodwill and intangible capital	1,750	2,800	150	5,500	1,100	850	12,150	5,950
Average common equity (3)	$7,050	$3,950	$1,300	$8,650	$8,200	$450	$29,600	$23,050
add: Impact of goodwill impairment charge	–	–	–	100	–	–	100	–
Adjusted average common equity	$7,050	$3,950	$1,300	$8,750	$8,200	$450	$29,700	$23,050
ROE	35.9%	12.3%	33.6%	(30.2)%	15.2%	n.m.	6.2%	18.6%
add: Impact of goodwill impairment charge	–	–	–	23.3%	–	–	6.8%	–
Adjusted ROE	35.9%	12.3%	33.6%	(6.9)%	15.2%	n.m.	13.0%	18.6%
RORC	47.8%	42.5%	38.8%	(83.1)%	17.6%	n.m.	9.7%	30.8%

(1)	Average risk capital, Goodwill and intangible capital, and Average common equity represent rounded figures. ROE and RORC measures are based on actual balances before rounding. These are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational and Business and fixed assets risk capital. For further details, refer to the Capital management section.
(3)	The amounts for the segments are referred to as attributed capital or Economic Capital.
n.m.	not meaningful

Royal Bank of Canada        Second Quarter 2009        7

Financial performance

Results of operations

	For the three months ended			For the six months ended
(C$ millions)	April 30 2009	January 31 2009	April 30 2008	April 30 2009	April 30 2008
Net interest income	$2,976	$2,941	$2,209	$5,917	$4,350
Non-interest income
Investments (1)	1,050	1,067	1,121	2,117	2,262
Insurance (2)	1,232	1,346	800	2,578	1,641
Trading	703	(126)	(303)	577	(41)
Banking (3)	820	885	690	1,705	1,447
Underwriting and other advisory	213	199	163	412	379
Other (4)	(233)	629	274	396	563
Non-interest income	3,785	4,000	2,745	7,785	6,251
Total revenue	6,761	6,941	4,954	13,702	10,601
PCL	974	747	349	1,721	642
Insurance PBCAE (2)	958	1,076	548	2,034	1,164
Non-interest expense	3,575	3,622	2,970	7,197	6,090
Goodwill impairment charge	1,000	–	–	1,000	–
Net (loss) income	$(50)	$1,053	$928	$1,003	$2,173
Additional information
Total trading revenue (5)
Net interest income – related to trading activities	$744	$744	$242	$1,488	$304
Non-interest income – trading revenue	703	(126)	(303)	577	(41)
Total	$1,447	$618	$(61)	$2,065	$263
Total trading revenue by product (5)
Interest rate and credit	$1,043	$36	$(337)	$1,079	$(287)
Equities	260	299	170	559	292
Foreign exchange and commodities	144	283	106	427	258
Total	$1,447	$618	$(61)	$2,065	$263
NIM	1.71%	1.57%	1.37%	1.64%	1.37%
Income taxes	266	438	156	704	499
Effective tax rate (6)	104.7%	29.3%	14.4%	40.2%	18.4%

(1)	Includes securities brokerage commissions, investment management and custodial fees, and mutual funds.
(2)	Includes premiums, investment and fee income. Investment income includes the change in fair value of investments backing policyholder liabilities and is largely offset in PBCAE.
(3)	Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.
(4)	Includes other non-interest income, net gain (loss) on available-for-sale (AFS) securities (other-than-temporary impairment and realized gain/loss), fair value adjustments on certain RBC debt designated as HFT, the change in fair value of certain derivatives related to economic hedges and securitization revenue.
(5)	Total trading revenue comprises trading-related revenue recorded in Net interest income and Non-interest income.
(6)	Income taxes as a percentage of net income before income taxes.

Total revenue

Q2 2009 vs. Q2 2008

Our total revenue in the second quarter of 2009 was favourably impacted by the weaker Canadian dollar relative to the U.S. dollar. For further details, refer to the Impact of the U.S. dollar on our consolidated results section.

Total revenue increased $1,807 million, or 36%, from a year ago.

Net interest income increased $767 million, or 35%, largely due to higher trading revenue discussed in Total trading revenue below. Deposit and loan growth, partially reflecting our prior year acquisition of RBTT Financial Group (RBTT) also contributed to the increase. These factors were partially offset by spread compression in our banking-related businesses reflecting lower interest rates, and higher impaired loan balances, largely in U.S. banking.

Net interest margin was 1.71%, up 34 bps, largely reflecting solid growth on certain trading positions in our capital markets businesses, partially offset by sharply lower interest rates and the impact of changes in Canadian retail product mix.

Investments-related revenue decreased $71 million, or 6%, mainly due to lower mutual fund distribution fees and lower fee-based assets resulting from capital depreciation, and lower transaction volumes reflecting continued uncertainty in global capital markets.

Insurance-related revenue increased $432 million, or 54%, largely due to an increase in annuity volume in our U.S. life and reinsurance businesses and the change in fair value of investments backing our life and health policyholder liabilities, both of which were largely offset in PBCAE. For further details, refer to the Insurance segment section.

Trading revenue in non-interest income increased $1,006 million. Total trading revenue, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was $1,447 million, up $1,508 million, largely due to higher revenue in our U.K. and U.S. fixed income, money markets and U.S.-based equity businesses, and the decrease in market environment-related losses on HFT securities of $692 million. Market environment-related gains of $128 million as compared to losses of $7 million last year on credit valuation adjustments on certain derivative contracts resulting from the tightening of credit spreads also contributed to the increase.

Banking revenue was up $130 million, or 19%, mainly due to improved results in our syndicated finance business and higher service fee revenue, partially offset by lower foreign exchange revenue.

8        Royal Bank of Canada        Second Quarter 2009

Underwriting and other advisory revenue increased $50 million, or 31%, mainly due to improved debt and equity origination activities.

Other revenue was down $507 million, primarily due to losses on fair value adjustments on certain RBC debt designated as HFT, reflecting the tightening of our credit spreads, losses on the change in fair value of certain derivatives related to economic hedges on our funding activities, the increase in market environment-related losses on AFS securities of $62 million and higher losses on credit default swaps recorded at fair value used to economically hedge certain corporate accounts in our corporate lending portfolio. These factors were partially offset by higher securitization revenue reflecting a higher than historical level of securitization activity from our participation in government-sponsored funding programs. For further details on our current securitization activity, refer to the Off-balance sheet arrangements section.

Q2 2009 vs. Q2 2008 (Six months ended)

Total revenue increased $3,101 million, or 29%, from a year ago, primarily due to significantly higher trading results and insurance-related revenue. Higher securitization revenue, the favourable impact of the weaker Canadian dollar relative to the U.S. dollar, volume growth in our banking-related businesses, partly reflecting our prior year acquisitions of RBTT and Alabama National BanCorporation (ANB), higher service fee revenue and a favourable adjustment to our credit card customer loyalty reward program liability also contributed to the increase. These factors were partially offset by losses on fair value adjustments on certain RBC debt designated as HFT, higher losses on credit valuation adjustments on certain derivative contracts and spread compression in our banking-related businesses reflecting lower interest rates.

Q2 2009 vs. Q1 2009

Total revenue decreased $180 million, or 3%, from last quarter, primarily due to losses of $402 million on fair value adjustments on certain RBC debt designated as HFT, lower trading results and lower insurance-related revenue. The negative impact of seasonal factors, including fewer days in the quarter, and a favourable adjustment to our credit card customer loyalty reward program liability in the prior quarter also contributed to the decrease. These factors were partially offset by the decrease in market environment-related losses of $852 million on HFT and AFS securities.

Provision for credit losses

Sustained recessionary conditions have resulted in our results being impacted by significantly higher PCL. The increase in impaired loans and credit card write-offs reflect further credit deterioration and is consistent with weakening global economic conditions. For further details on our PCL, refer to the Risk, capital and liquidity management section.

Q2 2009 vs. Q2 2008

Total PCL increased $625 million from a year ago, primarily attributable to higher specific PCL related to impaired loans in U.S. banking, mainly in our residential builder finance, commercial and retail portfolios. In Canada, higher impaired business loans, higher loss rates and portfolio growth on credit cards and higher loss rates on unsecured personal loans also contributed to the increase. A few impaired loans in our U.S. corporate portfolio and an addition of $223 million to the general provision predominantly in U.S. banking and, to a lesser extent, in our Canadian retail lending portfolio in the current quarter also contributed to the increase.

Q2 2009 vs. Q2 2008 (Six months ended)

Total PCL for the six months ended April 30, 2009 increased $1,079 million from a year ago, largely due to increased specific provisions in U.S. banking and our U.S. corporate portfolio. Specific provisions in Canadian Banking reflect higher credit card write-offs and higher loss rates on unsecured personal loans and higher impaired business loans. A higher general provision predominantly in U.S. banking and, to a lesser extent, in our Canadian corporate and retail lending portfolios also contributed to the increase.

Q2 2009 vs. Q1 2009

Total PCL increased $227 million, or 30%, from the prior quarter, largely reflecting higher specific provisions relating to a few impaired loans in our U.S. corporate lending portfolio, which were more than offset by realized gains this quarter on securities collateral that was recovered in the first quarter of 2009 from a specific prime brokerage client in our Canadian corporate portfolio. Increased specific provisions in our U.S. banking and Canadian business lending and unsecured retail portfolios and a higher general provision predominantly in U.S. banking also contributed to the increase.

Insurance policyholder benefits, claims and acquisition expense

For the three months ended April 30, 2009, PBCAE increased $410 million, or 75%, from a year ago, and decreased $118 million, or 11%, from the prior quarter. For the six months ended April 30, 2009, PBCAE increased $870 million, or 75%. For further details, refer to the Insurance segment section.

Non-interest expense

	For the three months ended			For the six months ended
(C$ millions)	April 30 2009	January 31 2009	April 30 2008	April 30 2009	April 30 2008
Salaries	$1,053	$1,045	$924	$2,098	$1,815
Variable compensation (1)	832	867	535	1,699	1,301
Benefits and retention	319	312	297	631	591
Stock-based compensation	(15)	66	44	51	85
Human resources	$2,189	$2,290	$1,800	$4,479	$3,792
Other expenses	1,386	1,332	1,170	2,718	2,298
Non-interest expense	$3,575	$3,622	$2,970	$7,197	$6,090

(1)	For the three months ended April 30, 2009, 51% of our variable compensation was production/sales commission-based and 49% was earnings-based.

Q2 2009 vs. Q2 2008

Non-interest expense increased $605 million, or 20%, from the prior year, mainly due to higher variable compensation, most of which was attributable to an increase in earnings-based compensation due to stronger trading results in certain of our capital markets businesses. Increased costs in support of business growth, including our acquisition-related staff and occupancy costs, and the unfavourable impact of the weaker Canadian dollar relative to the U.S. dollar also contributed to the increase. These factors were partially offset by our ongoing focus on cost management and lower stock-based compensation.

Q2 2009 vs. Q2 2008 (Six months ended)

Non-interest expense increased $1,107 million, or 18%, from a year ago, mainly due to the factors noted above.

Q2 2009 vs. Q1 2009

Non-interest expense decreased $47 million, or 1%, from last quarter, largely reflecting lower stock-based compensation, lower variable compensation and the impact of seasonal factors, including fewer days in the quarter.

Goodwill impairment

In the second quarter of 2009, we recorded a goodwill impairment charge of $1 billion (US$838 million). For further details, refer to the Accounting matters and controls section and Note 2 to our unaudited Interim Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2009        9

Income taxes

Q2 2009 vs. Q2 2008

Income tax expense increased $110 million from a year ago, despite lower earnings before income tax. The effective tax rate of 104.7% was substantially higher in the current quarter due to the goodwill impairment charge, as this charge is not deductible for tax purposes. Excluding the goodwill impairment charge, the adjusted effective tax rate was 21.2% for the current quarter, up from 14.4% in the prior year, mainly due to lower income in the current quarter being reported by our subsidiaries operating in jurisdictions with lower income tax rates. This was partially offset by a reduction in Canadian corporate income tax rates. For further details on the adjusted effective tax rate, refer to the Key performance and non-GAAP measures section.

Q2 2009 vs. Q2 2008 (Six months ended)

Income tax expense increased $205 million, or 41%, from a year ago, despite lower earnings before income taxes. The effective tax rate was 40.2%. The adjusted effective tax rate was 25.6%, up from 18.4% in the prior year, mainly due to factors previously noted.

Q2 2009 vs. Q1 2009

Income tax expense decreased $172 million, or 39%, from the prior quarter due to lower earnings before income taxes. The effective tax rate was 104.7%. The adjusted effective tax rate was 21.2%, down from 29.3% in the prior quarter, mainly due to a lower portion of income in the current quarter being reported in jurisdictions with higher income tax rates.

Accounting matters and controls

Critical accounting policies and estimates

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 to our 2008 Annual Consolidated Financial Statements. Our critical accounting policies and estimates are detailed on pages 35 to 39 of our 2008 Annual Report.

Goodwill impairment testing

During the quarter ended January 31, 2009, we completed the first of a two-step process to determine whether the $4.6 billion of goodwill assigned to our International Banking reporting unit, which is one of two reporting units within our International Banking segment, was impaired. The results of the first step suggested that the goodwill may be impaired so we commenced but were unable to complete step two of the impairment assessment to determine the amount of the potential impairment loss, if any, before issuing our financial statements for the quarter ended January 31, 2009.

We completed the second step of the goodwill impairment test during the second quarter and determined that the goodwill of our International Banking reporting unit was impaired by $1 billion. This impairment reflects the continuing impact of the deterioration in the overall U.S. economic environment, including declines in the U.S. housing market and in the market value of U.S. banks. The impairment charge, which has been recorded in our International Banking business segment and is reflected in our United States geographic results, is a non-cash item and does not affect our ongoing operations or our capital ratios. For further information, refer to Note 2 to our unaudited Interim Consolidated Financial Statements.

Accounting adjustments

During the first quarter, we identified the following errors pertaining to prior periods: an under accrual of $90 million ($62 million after-tax) of our card points liability; a $63 million ($43 million after-tax) over capitalization of software development costs; and a $15 million understatement of income taxes. We corrected these errors, which were not material to the periods to which they relate, by decreasing opening retained earnings for the quarter ended January 31, 2007 by $120 million.

Changes in accounting policies or estimates–U.S. GAAP

On November 1, 2008 we adopted the following new U.S. GAAP accounting pronouncements issued by the Financial Accounting Standards Board (FASB) which standards are primarily disclosure related:

•	FASB Staff Position (FSP) FAS 133-1 and FASB Interpretation Number (FIN) 45-4, Disclosures about Credit Derivatives and
Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No 161.
•	FSP FAS 140-4 and FIN 46 (R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.
•	FAS 157, Fair Value Measurements.
•	FAS 159, Fair Value Option for Financial Assets and Liabilities.
•	FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20.
•	EITF Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.

On February 1, 2009, we adopted FAS 161, Disclosures about Derivatives Instruments and Hedging Activities- an amendment of FASB Statement No 133. This standard also focuses on disclosures.

On November 1, 2008, we adopted FSP FIN 39-1, Amendments of FASB Interpretation No. 39, which amends certain aspects of FIN 39, Offsetting of Amounts Related to Certain Contracts, to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting agreement. We have offset the fair value amounts permitted by this standard on our U.S. GAAP unaudited Interim Consolidated Balance Sheets including the comparative periods. These amounts have not been offset on our Canadian GAAP unaudited Interim Consolidated Balance Sheets which is a material difference in presentation.

For further details about the new U.S. GAAP pronouncements, refer to Note 18, Reconciliation of Canadian and United States generally accepted accounting policies, to our unaudited Interim Consolidated Financial Statements.

Future adoption of International Financial Reporting Standards

We will begin reporting our financial statements in accordance with International Financial Reporting Standards (IFRS) on November 1, 2011, including comparative results, pursuant to the decision made by the CICA. We have implemented a comprehensive enterprise-wide program to manage the transition to IFRS. This program focuses on the key impact areas including financial reporting, systems and processes, communications and training.

We have completed a thorough organization diagnostic of the scope and complexity of the IFRS conversion as a result of which we have:

•	identified the significant differences between IFRS and Canadian GAAP;

10        Royal Bank of Canada        Second Quarter 2009

•	initiated a series of internal education and awareness seminars;
•	assessed the impact of the conversion on business portfolios, processes, systems and policies; and
•	established a program, including the launch of various projects, which maps existing processes to the new standards.

During our transition, we will monitor ongoing changes to IFRS and adjust our transition plans accordingly. Our transition status is currently on track with our implementation schedule.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended April 30, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2008. For further information, refer to Note 27 of our 2008 Annual Report.

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality and general economic and market conditions.

The following table summarizes our results for the eight most recently completed quarters.

	2009		2008				2007
(C$ millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net interest income	$2,976	$2,941	$2,709	$2,301	$2,209	$2,141	$1,998	$1,965
Non-interest income	3,785	4,000	2,360	3,611	2,745	3,506	3,617	3,515
Total revenue	$6,761	$6,941	$5,069	$5,912	$4,954	$5,647	$5,615	$5,480
PCL	974	747	619	334	349	293	263	178
Insurance PBCAE	958	1,076	(86)	553	548	616	637	343
Non-interest expense	3,575	3,622	2,989	3,272	2,970	3,120	3,093	3,165
Goodwill impairment charge	1,000	–	–	–	–	–	–	–
Net income before income taxes and
non-controlling interest in subsidiaries	$254	$1,496	$1,547	$1,753	$1,087	$1,618	$1,622	$1,794
Income taxes	266	438	428	442	156	343	255	349
Non-controlling interest in net income of subsidiaries	38	5	(1)	49	3	30	43	50
Net (loss) income	$(50)	$1,053	$1,120	$1,262	$928	$1,245	$1,324	$1,395
Earnings (loss) per share – basic	$(.07)	$.74	$.82	$.93	$.70	$.96	$1.02	$1.07
Earnings (loss) per share – diluted	$(.07)	$.73	$.81	$.92	$.70	$.95	$1.01	$1.06
Effective tax rate	104.7%	29.3%	27.7%	25.2%	14.4%	21.2%	15.7%	19.5%
Period average US$ equivalent of C$1.00	$.805	$.815	$.901	$.988	$.994	$1.002	$1.001	$.937
Period-end US$ equivalent of C$1.00	.838	.815	.830	.977	.993	.996	1.059	.937

Overview and consolidated results

In general, as economic conditions have deteriorated over the period, net income has been adversely impacted by increasing credit losses and the impact from market environment-related losses. Over the last eight quarters, our results were also affected by a number of items and events.

•

In the second quarter of 2009, we recorded a goodwill impairment charge of $1 billion. Net loss for the quarter was $50 million and adjusted net income was $950 million. The effective tax rate was 104.7% and the adjusted effective tax rate was 21.2%.

•	We recorded general provisions of $223 million in the second quarter of 2009, $149 million in the first quarter of 2009 and $145 million in the fourth quarter of 2008.
•	In the fourth quarter of 2008, we recorded a reduction of the Enron Corp.-related litigation provision of $542 million.
•

In the fourth quarter of 2007, we recorded a gain related to the Visa Inc. restructuring of $326 million and a charge related to our credit card customer loyalty reward program liability of $121 million.

•

On average, the Canadian dollar depreciated significantly relative to the U.S. dollar during the last five quarters, after strengthening over the past few years. The weaker Canadian dollar had an unfavourable impact on our consolidated earnings as we experienced a U.S. dollar-denominated net loss, primarily reflecting higher PCL.

Trend analysis

Revenue has generally trended higher over the period, and has significantly increased in the last two quarters, primarily reflecting solid trading revenue in certain of our capital markets businesses, changes in the fair value of our investment portfolios backing our life and health policyholder liabilities in Insurance due to market volatility, largely offset in PBCAE, and higher banking-related revenue. Revenue was unfavourably impacted by market environment-related losses, reduced fee-based revenue due to capital depreciation and continued spread compression in our banking-related businesses.

Royal Bank of Canada        Second Quarter 2009        11

PCL has trended significantly higher over the last eight quarters, accelerating since the third quarter of 2008, as economic conditions deteriorated from the particularly favourable credit environment of previous years. For further details, refer to the Credit risk section.

Non-interest expense generally increased over the period, primarily reflecting recent acquisitions and higher spending in support of our other growth initiatives, and infrastructure costs.

PBCAE has fluctuated considerably over the period. Although underlying business growth has generally increased PBCAE, there can be significant quarterly volatility resulting from the change in fair value of investments backing our life and health policyholder liabilities, claims experience and actuarial liability adjustments.

Our effective income tax rate has generally trended higher over the last eight quarters, reflecting a larger portion of income reported by operations in jurisdictions with higher income tax rates and a lower level of income from tax advantaged sources (Canadian taxable corporate dividends). Market environment-related losses on HFT and AFS securities, which were recorded at higher income tax rates, and a reduction in statutory Canadian corporate income tax rates partially offset the increase.

Business segment results

The following section provides an overview of how we measure the performance of and report the results of our business segments.

Periodically, certain businesses and/or subsidiaries are transferred between segments to align more closely with our organizational structure and strategic priorities. Where these transfers are deemed material, comparative amounts are restated.

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework remain unchanged from October 31, 2008. These are periodically reviewed by management to ensure they remain valid. For further details, refer to the How we measure and report our business segments section of our 2008 Annual Report.

Changes made in the first six months of 2009

The following highlights the key changes we made to our business segments during the first six months of 2009. Unless otherwise specifically stated, comparative amounts have been revised and did not have an impact on our consolidated results.

In the first quarter, we realigned Capital Markets into two main businesses. Capital Markets Sales and Trading includes agency sales, products trading and proprietary trading businesses. Corporate and Investment Banking provides advisory services to clients from origination, structuring and advising to distribution, and manages our private equity, conduits and securitization business. It also includes our Global Credit, Global Financial Institutions and Research businesses.

12        Royal Bank of Canada        Second Quarter 2009

Canadian Banking

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2009	2009	2008	2009	2008
Net interest income	$1,678	$1,718	$1,636	$3,396	$3,323
Non-interest income	693	747	650	1,440	1,371
Total revenue	$2,371	$2,465	$2,286	$4,836	$4,694
PCL	$351	$270	$224	$621	$438
Non-interest expense	1,171	1,176	1,156	2,347	2,352
Net income before income taxes and non-controlling interest in subsidiaries	$849	$1,019	$906	$1,868	$1,904
Net income	$581	$696	$604	$1,277	$1,277
Revenue by business
Personal Financial Services	$1,280	$1,296	$1,308	$2,576	$2,641
Business Financial Services	596	615	584	1,211	1,204
Cards and Payment Solutions	495	554	394	1,049	849
Selected average balances and other information
ROE	32.9%	38.9%	35.8%	35.9%	37.2%
RORC	43.7%	51.8%	49.5%	47.8%	51.8%
NIM (1), (2)	2.78%	2.81%	3.00%	2.80%	3.04%
Specific PCL as a percentage of average net loans and acceptances	.59%	.44%	.41%	.51%	.40%
Operating leverage	2.4%	4.0%	3.0%	3.2%	3.6%
Total earning assets (2), (3)	$247,400	$242,300	$221,800	$244,800	$219,900
Loans and acceptances (2), (3)	245,900	242,000	220,600	243,900	218,200
Deposits	171,400	168,700	152,800	170,000	152,900
AUA	123,000	113,800	124,300	123,000	124,300

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	Total earning assets, and Loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended April 30, 2009, of $36 billion and $4 billion, respectively (January 31, 2009 – $33 billion and $4 billion; April 30, 2008 – $20 billion and $5 billion).

Q2 2009 vs. Q2 2008

Net income decreased $23 million, or 4%, compared to the prior year, reflecting higher PCL, continued spread compression and lower mutual fund distribution fees. These factors were partially offset by volume growth across all businesses and a prior year loss on the mandatory redemption of our Visa IPO shares that we received upon the reorganization of Visa Inc.

Total revenue increased $85 million, or 4%, compared to the prior year.

Personal Financial Services revenue was down $28 million, or 2%, primarily reflecting the impact of lower interest rates and competitive pressures on deposit spreads, and lower mutual fund distribution fees due to capital depreciation. These factors were partially offset by strong volume growth in personal deposit products and home equity loans, higher lending spreads and higher service fee revenue.

Business Financial Services revenue increased $12 million, or 2%, mainly due to strong volume growth in business deposits and loans, offset partially by lower spreads on business deposits.

Cards and Payment Solutions revenue was up $101 million, or 26%, largely due to higher spreads and volume growth. The increase also reflected a loss of $29 million on the redemption of our Visa IPO shares in the prior year.

Net interest margin decreased 22 bps, reflecting sharply lower interest rates, the impact of changes in retail product mix attributable to strong growth in our personal savings account and home equity lending products, and continued competitive pressures.

PCL increased $127 million, or 57%, reflecting higher impaired business loans, higher loss rates and portfolio growth on credit cards and higher loss rates on unsecured personal loans. For further details, refer to the Credit risk section.

Non-interest expense of $1,171 million increased $15 million, or 1%, mainly due to higher operational support and infrastructure costs in support of growth in business volumes, largely offset by our ongoing focus on cost management.

Q2 2009 vs. Q2 2008 (Six months ended)

Net income of $1,277 million was unchanged compared to last year. Higher PCL, continued spread compression and lower mutual fund distribution fees were offset by volume growth across all businesses, a favourable adjustment to our credit card customer loyalty reward program liability, the prior year loss on our Visa IPO shares and our ongoing focus on cost management.

Total revenue increased $142 million, or 3%, primarily reflecting strong volume growth across all businesses, a favourable adjustment to our credit card customer loyalty reward program liability and the Visa IPO loss in the prior year, as noted above, partially offset by continued spread compression and lower mutual fund distribution fees.

PCL increased $183 million, or 42%, due to higher write-offs on credit cards and higher loss rates on unsecured personal loans and higher impaired business loans.

Non-interest expense of $2,347 million was essentially flat, as higher operational support and infrastructure costs in support of growth in business volumes were largely offset by the favourable resolution of a sales tax matter and our ongoing focus on cost management.

Q2 2009 vs. Q1 2009

Net income decreased $115 million, or 17%, from the prior quarter, largely reflecting higher PCL, the negative impact of seasonal factors, including fewer days in the quarter, and a favourable adjustment to our credit card customer loyalty reward program liability in the prior quarter. These factors were partially offset by volume growth across most businesses.

Royal Bank of Canada        Second Quarter 2009        13

Wealth Management

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2009	2009	2008	2009	2008
Net interest income	$100	$128	$113	$228	$225
Non-interest income
Fee-based revenue	515	539	542	1,054	1,081
Transaction and other revenue	376	330	335	706	637
Total revenue	$991	$997	$990	$1,988	$1,943
Non-interest expense	$817	$827	$732	$1,644	$1,420
Net income before income taxes and non-controlling interest in subsidiaries	$174	$170	$258	$344	$523
Net income	$126	$128	$182	$254	$363
Revenue by business
Canadian Wealth Management	$302	$335	$359	$637	$722
U.S. & International Wealth Management	544	512	490	1,056	935
U.S. & International Wealth Management (US$ millions)	439	417	488	856	933
Global Asset Management	145	150	141	295	286
Selected other information
ROE	12.3%	12.3%	34.8%	12.3%	35.2%
RORC	43.2%	41.8%	72.4%	42.5%	74.5%
Pre-tax margin (1)	17.6%	17.1%	26.1%	17.3%	26.9%
Number of advisors (2)	4,423	4,363	3,872	4,423	3,872
AUA – Total	$481,600	$464,600	$481,500	$481,600	$481,500
AUA – U.S. & International Wealth Management (US$ millions)	271,300	254,600	298,800	271,300	298,800
AUM	231,600	221,100	172,800	231,600	172,800

	For the three months ended		For the six months ended
Impact of US$ translation on selected items	Q2 2009 vs. Q1 2009	Q2 2009 vs. Q2 2008	Q2 2009 vs. Q2 2008
Increased (decreased) total revenue	$6	$94	$171
Increased (decreased) non-interest expense	4	72	143
Increased (decreased) net income	2	21	28
Percentage change in average US$ equivalent of C$1.00	(1)%	(19)%	(19)%

(1)	Pre-tax margin is defined as net income before income taxes and non-controlling interest in subsidiaries divided by total revenue.
(2)	Includes client-facing advisors across all our wealth management businesses.

Q2 2009 vs. Q2 2008

Net income decreased $56 million, or 31%, from a year ago, mainly due to the impact of market decline on fee-based revenue and transaction volumes amid continued uncertainty in global capital markets. These factors were partially offset by lower variable compensation and the favourable impact of the weaker Canadian dollar relative to the U.S. dollar.

Total revenue was flat from a year ago.

Canadian Wealth Management revenue decreased $57 million, or 16%, largely as a result of lower transaction volumes and lower fee-based revenue. Lower fee-based client assets resulting from capital depreciation as a result of the general decline in asset valuations were partially offset by the inclusion of our acquisition of Phillips, Hager & North Investment Management Ltd.’s (PH&N) private counsel business.

U.S. & International Wealth Management revenue increased $54 million, or 11%. In U.S. dollars, revenue decreased $49 million, or 10%, largely due to lower fee-based client assets resulting from capital depreciation. Lower transaction volumes partially offset by the inclusion of our Ferris, Baker Watts Inc. (FBW) acquisition also contributed to the decrease.

Global Asset Management revenue increased $4 million, or 3%, largely driven by growth in fee-based client assets reflecting the inclusion of our acquisition of PH&N’s asset management business, largely offset by capital depreciation.

Non-interest expense increased $85 million, or 12%, largely driven by staff and occupancy costs related to our PH&N and FBW acquisitions and the unfavourable impact of the weaker Canadian dollar relative to the U.S. dollar. The increase was partially offset by lower variable compensation due to lower commission-based revenue.

Q2 2009 vs. Q2 2008 (Six months ended)

Net income decreased $109 million, or 30%, from a year ago, mainly for the reasons noted above.

Total revenue increased $45 million, or 2%. Net interest income increased $3 million, largely due to the favourable impact of the weaker Canadian dollar relative to the U.S. dollar, partially offset by spread compression. Transaction and other revenue increased $69 million, or 11%, mainly due to the favourable impact of the weaker Canadian dollar relative to the U.S. dollar, and the inclusion of our FBW acquisition, partially offset by lower transaction volumes. Fee-based revenue decreased $27 million due to lower fee-based client assets due to capital depreciation, partially offset by the inclusion of our PH&N acquisition.

Non-interest expense increased $224 million, or 16%, largely driven by the same factors noted above.

Q2 2009 vs. Q1 2009

Net income decreased by $2 million, or 2%, from the previous quarter, mainly reflecting spread compression across all of our businesses and lower-fee based revenue.

These factors were largely offset by a higher gain on our stock-based compensation plan in our U.S. brokerage business, a decrease in variable compensation and the recent improvement in capital market conditions, which favourably impacted fee-based assets and transaction volumes.

14        Royal Bank of Canada        Second Quarter 2009

Insurance

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2009	2009	2008	2009	2008
Non-interest income
Net earned premiums	$1,005	$800	$689	$1,805	$1,351
Investment income (1)	173	488	63	661	190
Fee income	51	58	49	109	100
Total revenue	$1,229	$1,346	$801	$2,575	$1,641
Insurance policyholder benefits and claims (1)	789	922	374	1,711	846
Insurance policyholder acquisition expense (1)	169	154	174	323	318
Non-interest expense	138	141	142	279	277
Net income before income taxes and non-controlling interest in subsidiaries	$133	$129	$111	$262	$200
Net income	$113	$112	$104	$225	$193
Revenue by business
Reinsurance & Other	$344	$302	$237	$646	$455
Canadian Life and Health	348	542	343	890	643
Property & Casualty	188	176	174	364	335
U.S. Life	349	326	47	675	208
U.S. Life (US$ millions)	282	265	48	547	209
Selected average balances and other information
ROE	33.4%	33.7%	34.1%	33.6%	32.9%
RORC	39.2%	38.3%	38.1%	38.8%	37.1%
Premiums and deposits (2)	$1,235	$1,080	$898	$2,315	$1,843
Fair value changes on investments backing policyholder liabilities (1)	9	341	(58)	350	(48)

(1)	Investment income can experience volatility arising from quarterly fluctuation in the fair value of HFT assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as HFT, and consequently changes in fair values of these assets are recorded in investment income in the consolidated statements of income. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and deposits on individual and group segregated fund deposits, consistent with insurance industry practices.

Q2 2009 vs. Q2 2008

Net income of $113 million increased $9 million, or 9%, over last year, largely reflecting lower allocated funding costs on capital, growth in most businesses and our ongoing focus on cost management. This was partially offset by unfavourable actuarial adjustments and unfavourable life retrocession claims experience.

Total revenue increased $428 million, or 53%. The increase was largely due to an increase in annuity volumes in U.S. Life and Reinsurance & Other and the change in fair value of investments backing our life and health policyholder liabilities, both of which were largely offset in PBCAE.

Reinsurance & Other revenue increased $107 million, or 45%, primarily due to the favourable impact of a U.K. annuity reinsurance agreement entered into in the third quarter of 2008, business growth and the impact of annual contract renewals in our European life business.

Canadian Life and Health revenue increased $5 million, mainly due to business growth, investment gains on disposals and equity market movements, and lower allocated funding costs on capital. These factors were mostly offset by the change in fair value of investments.

Property & Casualty revenue was up $14 million, or 8%, largely reflecting sales growth in home and auto, partially offset by lower travel sales.

U.S. Life revenue was up $302 million. In U.S. dollars, revenue was up $234 million, mainly due to an increase in fixed annuities volumes and the change in fair value of investments.

PBCAE increased $410 million, or 75%, primarily reflecting higher costs commensurate with increased annuity and business volumes and the change in fair value of investments. The unfavourable impact of the weaker Canadian dollar relative to the U.S. dollar and unfavourable actuarial adjustments, reflecting management actions and assumption changes, also contributed to the increase.

Non-interest expense decreased $4 million, or 3%, largely reflecting our ongoing focus on cost management including lower project costs. These factors were partially offset by the unfavourable impact of the weaker Canadian dollar relative to the U.S. dollar and higher costs commensurate with business growth.

Q2 2009 vs. Q2 2008 (Six months ended)

Net income of $225 million increased $32 million, or 17%, over last year, largely reflecting lower allocated funding costs on capital and growth in all businesses, partially offset by unfavourable actuarial adjustments.

Total revenue increased $934 million, or 57%, mainly due to the change in fair value of investments, and an increase in annuity volumes in U.S. Life and Reinsurance & Other, both of which were largely offset in PBCAE. Volume growth in all businesses and the favourable impact of the weaker Canadian dollar relative to the U.S. dollar also contributed to the increase.

PBCAE increased $870 million, or 75%, primarily for the reasons noted above.

Non-interest expense was up $2 million, primarily due to the unfavourable impact of the weaker Canadian dollar relative to the U.S. dollar and higher costs commensurate with business growth. These factors were partially offset by our ongoing focus on cost management including lower project costs.

Q2 2009 vs. Q1 2009

Net income of $113 million was up $1 million, as favourable Canadian life policyholder experience, lower allocated funding costs on capital and lower expenses were offset by unfavourable actuarial adjustments and higher disability claims costs.

Royal Bank of Canada        Second Quarter 2009        15

International Banking

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2009	2009	2008	2009	2008
Net interest income	$459	$452	$298	$911	$546
Non-interest income	226	115	266	341	503
Total revenue	$685	$567	$564	$1,252	$1,049
PCL	$289	$200	$91	$489	$162
Non-interest expense	618	595	428	1,213	806
Goodwill impairment charge	1,000	–	–	1,000	–
Net (loss) income before income taxes and non-controlling interest in subsidiaries	$(1,222)	$(228)	$45	$(1,450)	$81
Net (loss) income	$(1,126)	$(144)	$38	$(1,270)	$69
Revenue by business
Banking (1)	$507	$374	$349	$881	$624
RBC Dexia IS (1)	178	193	215	371	425
Selected average balances and other information
ROE	(53.3)%	(7.3)%	3.0%	(30.2)%	3.2%
RORC	(143.6)%	(20.3)%	6.3%	(83.1)%	6.3%
Specific PCL as a percentage of average net loans and acceptances	3.16%	2.12%	1.48%	2.63%	1.42%
Loans and acceptances	$37,500	$37,400	$25,000	$37,500	$22,900
Deposits	54,500	54,300	40,700	54,400	37,900
AUA – RBC (2)	8,700	10,600	–	8,700	–
AUA – RBC Dexia IS (3)	2,105,100	2,131,400	2,697,000	2,105,100	2,697,000
AUM – RBC (2)	3,600	3,700	–	3,600	–

	For the three months ended		For the six months ended
Impact of US$ and Euro translation on selected items	Q2 2009 vs. Q1 2009	Q2 2009 vs. Q2 2008	Q2 2009 vs. Q2 2008
Increased (decreased) total revenue	$4	$59	$111
Increased (decreased) PCL	4	50	85
Increased (decreased) non-interest expense	4	58	122
Increased (decreased) net income	(3)	(31)	(66)
Percentage change in average US$ equivalent of C$1.00	(1)%	(19)%	(19)%
Percentage change in average Euro equivalent of C$1.00	(1)%	(4)%	(6)%

(1)	RBTT and RBC Dexia IS results are reported on a one-month lag.
(2)	AUA – RBC and AUM – RBC represent the AUA and AUM, respectively, of RBTT reported on a one-month lag.
(3)	AUA – RBC Dexia IS represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.

Q2 2009 vs. Q2 2008

Net loss of $1,126 million compares to net income of $38 million a year ago, mainly attributable to the goodwill impairment charge of $1 billion (US$838 million) on both a pre- and after-tax basis. Higher PCL, largely in U.S. banking, also contributed to the decrease in earnings.

Total revenue increased $121 million, or 21%.

Banking revenue was up $158 million, or 45%. In U.S. dollars, Banking revenue increased $62 million, or 18%, reflecting loan and deposit growth of 27% and 30%, respectively, largely driven by our acquisition of RBTT. The increase was partially offset by spread compression due to lower interest rates, as well as higher impaired loan balances, largely in U.S. banking, and the prior year gain on our Visa IPO shares.

RBC Dexia IS revenue decreased $37 million, or 17%. The decrease was primarily attributable to reduced fee-based revenue due to lower assets under administration, reflecting capital depreciation and net redemptions, and lower transaction volumes.

PCL of $289 million was up $198 million, largely in U.S. banking, mainly due to higher impaired loans in our residential builder finance, commercial and retail portfolios. The impact of the weaker Canadian dollar on the translation of U.S. specific PCL also contributed to the increase. For further details, refer to the Credit risk section.

Non-interest expense was up $190 million, or 44%, primarily reflecting higher staff and occupancy costs largely related to our RBTT acquisition, and the unfavourable impact of the weaker Canadian dollar relative to the U.S. dollar.

During the quarter, we recorded a goodwill impairment charge which reflects the continuing impact of the deterioration in the overall U.S. economic environment, including declines in the U.S. housing market and in the market value of U.S. banks. For further details, refer to the Accounting matters and controls section and Note 2 to our unaudited Interim Consolidated Financial Statements.

Q2 2009 vs. Q2 2008 (Six months ended)

Net loss of $1,270 million compares to net income of $69 million a year ago, mainly reflecting the goodwill impairment charge. Higher PCL and market environment-related losses of $114 million ($95 million after-tax) on our AFS portfolios recorded in the first six months of 2009 also contributed to the decrease in earnings.

Total revenue increased $203 million, or 19%, primarily reflecting loan and deposit growth largely driven by our acquisitions of RBTT and ANB, and the favourable impact of the weaker Canadian dollar relative to the U.S. dollar. These factors were partially offset by market environment-related losses on our AFS portfolios, and reduced fee-based revenue and lower transaction volumes at RBC Dexia IS. Spread compression due to lower interest rates, as well as higher impaired loan balances, largely in U.S. banking, also partially offset the increase in revenue.

PCL of $489 million was up $327 million, largely in U.S. banking, primarily due to higher impaired loans in our residential builder finance, commercial and retail portfolios. The

16        Royal Bank of Canada        Second Quarter 2009

impact of the weaker Canadian dollar on the translation of U.S. specific PCL also contributed to the increase.

Non-interest expense was up $407 million, or 50%, mainly reflecting the reasons noted above and the inclusion of our ANB acquisition.

Q2 2009 vs. Q1 2009

Net loss of $1,126 million compares to a net loss of $144 million in the prior quarter, mainly reflecting the goodwill impairment charge. Higher PCL, largely in U.S. banking, also contributed to the decrease in earnings. These factors were partially offset by the prior quarter market environment-related losses of $113 million ($94 million after-tax) on our AFS portfolios.

Capital Markets

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2009	2009	2008	2009	2008
Net interest income (1)	$1,014	$922	$421	$1,936	$739
Non-interest income	552	487	59	1,039	873
Total revenue (1)	$1,566	$1,409	$480	$2,975	$1,612
PCL	$145	$160	$58	$305	$86
Non-interest expense	826	891	546	1,717	1,280
Net income before income taxes and non-controlling interest in subsidiaries (1)	$595	$358	$(124)	$953	$246
Net income	$420	$225	$13	$645	$317
Revenue by business
Capital Markets Sales and Trading	$1,244	$886	$152	$2,130	$798
Corporate and Investment Banking	322	523	328	845	814
Selected average balances and other information
ROE	19.9%	10.4%	.7%	15.2%	12.6%
RORC	23.2%	12.0%	.8%	17.6%	15.4%
Trading securities	$118,000	$122,800	$143,700	$120,500	$144,300
Specific PCL as a percentage of average net loans and acceptances	1.40%	1.37%	.64%	1.39%	.47%
Loans and acceptances	$42,600	$46,200	$36,800	$44,400	$36,700
Deposits	113,600	132,700	137,200	123,300	132,200

	For the three months ended		For the six months ended
Impact of US$ and British pound translation on selected items	Q2 2009 vs. Q1 2009	Q2 2009 vs. Q2 2008	Q2 2009 vs. Q2 2008
Increased (decreased) total revenue	$13	$99	$101
Increased (decreased) non-interest expense	4	57	131
Increased (decreased) net income	5	23	(20)
Percentage change in average US$ equivalent of C$1.00	(1)%	(19)%	(19)%
Percentage change in average British pound equivalent of C$1.00	1%	11%	11%

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section of our 2008 Annual Report.

Q2 2009 vs. Q2 2008

Net income increased $407 million from a year ago, primarily due to higher trading revenue in our sales and trading businesses. The decrease in market environment-related losses of $570 million ($263 million after-tax and related compensation adjustments) on our HFT and AFS securities, and gains on credit valuation adjustments on certain derivative contracts also contributed to the increase. These factors were partially offset by higher variable compensation, PCL and income taxes.

Total revenue was up $1,086 million compared to the prior year.

Sales and Trading revenue was up $1,092 million largely due to higher trading revenue in our U.K. and U.S. fixed income and money markets, and U.S.- based equity businesses, which capitalized on increased market volatility, declining interest rates, wider bid/offer spreads and increased client flow. Revenue was also favourably impacted by the market environment-related decrease in losses of $570 million on our HFT and AFS securities as market conditions stabilized and gains of $128 million as compared to losses of $7 million last year on credit valuation adjustments on certain derivative contracts as credit spreads tightened, and the favourable impact of the weaker Canadian dollar relative to the U.S. dollar. These factors were partially offset by losses on fair value adjustments on certain RBC debt designated as HFT of $258 million as compared to gains of $30 million in the prior year, reflecting the tightening of our credit spreads.

Corporate and Investment Banking revenue was down $6 million largely due to the increase of $42 million in losses on credit default swaps recorded at fair value used to economically hedge certain corporate loans, reflecting the tightening of corporate credit spreads, and from losses on private equity investments. This was largely offset by higher results from our core lending and securitization businesses, improved debt and equity origination activities and higher mergers and acquisitions (M&A) fees.

PCL increased $87 million reflecting a few impaired loans in our U.S. corporate lending portfolio. This increase includes an additional provision of $61 million on loans to certain RBC-administered conduits that were previously identified as impaired. These factors were partially offset by realized gains this quarter on securities collateral that was recovered in the first quarter of 2009 from a specific prime brokerage client in our Canadian corporate portfolio. For further details, refer to the Credit risk section.

Royal Bank of Canada        Second Quarter 2009        17

Non-interest expense increased $280 million largely due to higher variable compensation reflecting improved trading results and the unfavourable impact of the weaker Canadian dollar relative to the U.S. dollar.

Q2 2009 vs. Q2 2008 (Six months ended)

Net income increased $328 million from a year ago, primarily due to higher revenue generation across most businesses and the decrease in market environment-related losses of $176 million ($77 million after-tax and related compensation adjustments) on our HFT and AFS securities. These factors were partially offset by higher income taxes and variable compensation, losses on fair value adjustments on certain RBC debt designated as HFT, losses on credit valuation adjustments on certain derivative contracts and higher PCL.

Total revenue was up $1,363 million, mainly reflecting increased trading revenue across our U.K. and U.S. fixed income, money markets and U.S.-based equity businesses and global foreign exchange businesses, and lower market environment-related losses of $176 million related to HFT and AFS securities. Improved results in our core lending and securitization businesses, higher debt and equity origination activities and the favourable impact of the weaker Canadian dollar relative to the U.S. dollar also contributed to the increase. These factors were partially offset by losses on fair value adjustments on certain RBC debt designated as HFT of $198 million as compared to gains of $134 million a year ago, increased losses of $170 million on credit valuation adjustments on certain derivative contracts and losses of $34 million as compared to gains of $51 million a year ago on credit default swaps recorded at fair value used to economically hedge our corporate lending portfolio.

PCL increased $219 million, largely due to a few impaired loans in our corporate lending portfolio.

Non-interest expense increased $437 million, or 34%, largely due to increased variable compensation on higher trading results and the unfavourable impact of the weaker Canadian dollar relative to the U.S. dollar.

Q2 2009 vs. Q1 2009

Net income increased $195 million from the prior quarter due to the decrease in market environment-related losses of $680 million ($313 million after-tax and related compensation adjustments) on our HFT and AFS securities, gains of $128 million as compared to losses of $306 million last quarter on credit valuation adjustments on certain derivative contracts and lower variable compensation. Losses of $258 million as compared to gains of $60 million last quarter on fair value adjustments on certain RBC debt designated as HFT and higher losses on our private equity investments partially offset the increase in net income. While market conditions stabilized from the high levels of volatility in the first quarter, our fixed income trading results remained strong. Other sales and trading businesses, including equity, money markets and foreign exchange, continued to perform well but at a more moderate level than the prior quarter.

Corporate Support

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2009	2009	2008	2009	2008
Net interest income (1)	$(275)	$(279)	$(259)	$(554)	$(483)
Non-interest income	194	436	92	630	145
Total revenue (1)	$(81)	$157	$(167)	$76	$(338)
PCL	$189	$117	$(24)	$306	$(44)
Non-interest expense	5	(8)	(34)	(3)	(45)
Net (loss) income before income taxes and non-controlling interest in subsidiaries (1)	$(275)	$48	$(109)	$(227)	$(249)
Net (loss) income	$(164)	$36	$(13)	$(128)	$(46)
Securitization
Total securitizations sold and outstanding (2)	$31,374	$25,429	$18,939	$31,374	$18,939
New securitization activity in the period (3)	7,904	7,025	2,306	14,929	2,906

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section of our 2008 Annual Report. These amounts included the elimination of adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount for the three months ended April 30, 2009 was $103 million (January 31, 2009 – $60 million; April 30, 2008 – $90 million). The amount for the six months ended April 30, 2009 was $163 million (April 30, 2008 – $222 million).
(2)	Total securitizations sold and outstanding comprises credit card loans and Canadian residential mortgages.
(3)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the period. For further details, refer to Note 6 of our unaudited Interim Consolidated Financial Statements. This amount does not include Canadian residential mortgage and commercial mortgage securitization activity of Capital Markets.

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year trend analysis is not relevant. The following discussion identifies the significant items affecting our reported results in each period.

Q2 2009

Net loss of $164 million included a general provision for credit losses of $223 million ($146 million after-tax) reflecting higher provisions in U.S. banking and our Canadian retail lending portfolios on loans which have not yet been specifically identified as impaired, and losses on fair value adjustments of $144 million ($99 million after-tax) on certain RBC debt designated as HFT reflecting the tightening of our credit spreads. Losses of $148 million ($102 million after-tax) related to the change in fair value of certain derivatives used to economically hedge our funding activities, $79 million ($59 million after-tax) relating to market environment-related losses on certain AFS securities also contributed to the loss in the quarter. These factors were partially offset by securitization gains of $406 million ($279 million after-tax), net of economic hedging activities, reflecting a higher than historical level of securitization activity. For further details on the general provision and securitization activity, refer to the Credit risk and Off-balance sheet arrangements sections, respectively.

Q1 2009

Net income of $36 million included securitization gains of $267 million ($183 million after-tax), net of economic hedging activities, reflecting a higher than historical level of securitization activity. Also included in net income were gains of $165 million ($113 million after-tax) on the change in fair value of derivatives used to economically hedge our funding activities and gains of $41 million ($28 million after-tax) on fair value

18        Royal Bank of Canada        Second Quarter 2009

adjustments on certain RBC debt designated as HFT. These factors were partially offset by a general provision of $149 million ($101 million after-tax) in the quarter and market environment-related losses of $139 million ($101 million after-tax) on certain AFS securities.

Q2 2008

Net loss of $13 million included market environment-related losses of $140 million ($113 million after-tax) on certain HFT and AFS securities. These losses were largely offset by income tax amounts related to enterprise funding activities that were not allocated to the business segments, gains related to securitization activity and gains resulting from the change in fair value of certain derivatives related to economic hedges. During the quarter, we also had gains on fair value adjustments on certain RBC debt designated as HFT as a result of the widening of our credit spreads.

Q2 2009 (Six months ended)

Net loss of $128 million included a general provision for credit losses and market environment-related losses of $218 million

($160 million after-tax) on certain AFS securities. Losses on fair value adjustments on certain RBC debt designated as HFT reflecting the tightening of our credit spreads also contributed to the loss. These factors were partially offset by higher securitization gains, net of economic hedging activities, reflecting a higher than historical level of securitization activity.

Q2 2008 (Six months ended)

Net loss of $46 million included market environment-related losses of $140 million ($113 million after-tax) on certain HFT and AFS securities. A foreign currency translation adjustment related to our U.S. dollar-denominated deposits used to fund certain U.S. dollar-denominated AFS securities and a writedown of a deferred tax asset to reflect the reduction of Canadian corporate income tax rates also contributed to the decrease. These factors were partially offset by income tax amounts related to enterprise funding activities that were not allocated to the business segments. Gains on fair value adjustments on certain RBC debt designated as HFT, securitization activity and the change in fair value of derivatives used to economically hedge our funding activities also partially offset the losses.

Results by geographic segment (1)

	For the three months ended									For the six months ended
		April 30 2009			January 31 2009			April 30 2008			April 30 2009			April 30 2008
(C$ millions)	Canada	United States	Other Inter- national	Canada	United States	Other Inter- national	Canada	United States	Other Inter- national	Canada	United States	Other Inter- national	Canada	United States	Other Inter- national
Total revenue	$ 4,028	$ 1,689	$ 1,044	$ 4,454	$ 2,071	$ 416	$ 3,683	$ 705	$ 566	$ 8,482	$ 3,760	$ 1,460	$ 7,623	$ 1,775	$ 1,203
Net income (loss)	$ 935	$ (1,171)	$ 186	$ 1,023	$ 199	$ (169)	$ 1,006	$ (136)	$ 58	$ 1,958	$ (972)	$ 17	$ 2,021	$ (52)	$ 204

(1)	For geographic reporting, our segments are grouped into Canada, United States and Other International. For further details regarding geographic reporting, refer to Note 28 of our 2008 Annual Report.

Q2 2009 vs. Q2 2008

Net income in Canada of $935 million was down $71 million, or 7%, compared to the prior year. The decrease largely reflected higher specific and general PCL, losses on certain derivatives used to economically hedge our funding activities, losses on fair value adjustments on certain RBC debt designated as HFT and spread compression in our banking-related businesses. These factors were largely offset by securitization gains, net of economic hedging activities, gains on credit valuation adjustments on certain derivative contracts and volume growth in our banking-related businesses.

U.S. net loss of $1,171 million compares to a net loss of $136 million in the prior year. Excluding the goodwill impairment charge of $1 billion, adjusted net loss was $171 million. The decrease mainly reflected higher specific and general PCL, higher expenses largely as a result of our acquisitions, losses on our AFS portfolios and spread compression due to lower interest rates, higher impaired loan balances in U.S. banking, and the unfavourable impact of the weaker Canadian dollar relative to the U.S. dollar. These factors were partly offset by higher revenue from our sales and trading businesses.

Other International net income of $186 million was up $128 million, primarily due to lower market environment-related losses on HFT and AFS securities and gains on credit valuation adjustments on certain derivative contracts, and the inclusion of our RBTT acquisition, partially offset by losses on fair value adjustments on certain RBC debt designated as HFT.

Q2 2009 vs. Q2 2008 (Six months ended)

Net income in Canada of $1,958 million was down $63 million, or 3%, compared to the prior year, primarily for the reasons noted above.

U.S. net loss of $972 million compares to a net loss of $52 million in the prior year. Excluding the goodwill impairment charge of $1 billion, adjusted net income in the U.S. was $28 million. The increase mainly reflected higher revenue from our sales and trading businesses, partially offset by higher specific and general PCL, the unfavourable impact of the weaker Canadian dollar relative to the U.S. dollar, higher expenses largely as a result of our acquisitions, losses on our AFS portfolios, spread compression due to lower interest rates as well as higher impaired loan balances in U.S. banking.

Other International net income of $17 million was down $187 million, primarily reflecting higher losses on fair value adjustments on certain RBC debt designated as HFT and higher gains on credit valuation adjustments, partially offset by lower market environment-related losses on HFT and AFS securities and the inclusion of our RBTT acquisition.

Q2 2009 vs. Q1 2009

Net income in Canada was down $88 million, or 9%, compared to the prior quarter, largely reflecting, higher specific and general PCL, losses on certain derivatives used to economically hedge our funding activities, losses on fair value adjustments on certain RBC debt designated as HFT and the favourable impact of a prior quarter adjustment to our credit card customer loyalty reward program liability. These factors were partially offset by gains on credit valuation adjustments on certain derivative

Royal Bank of Canada        Second Quarter 2009        19

contracts, securitization gains net of economic hedging activities and certain realized gains this quarter on securities collateral that was recovered in the first quarter of 2009 from a specific prime brokerage client.

U.S. net loss of $1,171 million compares to net income of $199 million last quarter. Adjusted net loss in the U.S. was $171 million, reflecting lower revenue from our sales and trading businesses and higher specific and general PCL, partially offset by lower market environment-related losses on our AFS portfolios.

Other International net income of $186 million compares to net loss of $169 million, primarily reflecting lower market environment-related losses and lower losses on credit valuation adjustments in the current quarter, partly offset by losses on fair value adjustments on certain RBC debt designated as HFT and stronger results from RBTT.

Financial condition

Condensed balance sheets (1)

	As at
	April 30	January 31	April 30
(C$ millions)	2009	2009	2008
Assets
Cash and due from banks	$ 9,342	$ 10,199	$ 5,958
Interest-bearing deposits with banks	11,297	15,362	12,349
Securities	176,555	172,182	175,352
Assets purchased under reverse repurchase agreements and securities borrowed	42,290	40,930	61,561
Loans (net of allowance for loan losses)	277,794	283,436	257,894
Other – Derivatives	123,259	144,376	71,743
– Other	39,786	46,691	42,614
Total assets	$ 680,323	$ 713,176	$ 627,471
Liabilities and shareholders’ equity
Deposits	$ 411,827	$ 422,850	$ 399,425
Other – Derivatives	110,284	130,196	71,551
– Other	112,570	114,467	119,954
Subordinated debentures	7,629	7,784	6,952
Trust capital securities	1,398	1,399	1,397
Preferred share liabilities	–	–	300
Non-controlling interest in subsidiaries	2,150	2,308	2,024
Total liabilities	645,858	679,004	601,603
Total shareholders’ equity	34,465	34,172	25,868
Total liabilities and shareholders’ equity	$ 680,323	$ 713,176	$ 627,471

(1)	Foreign currency denominated assets and liabilities are translated to Canadian dollars. Refer to Note 1 of our 2008 Annual Report.

Q2 2009 vs. Q2 2008

Our consolidated balance sheet continues to be impacted by the current market environment and the impact of the weaker Canadian dollar on mainly U.S. dollar assets and liabilities.

Total assets were up $53 billion, or 8%, from the prior year, largely attributable to the increase in the fair value of derivatives, and the impact of the weaker Canadian dollar relative to the U.S. dollar.

Interest-bearing deposits with banks decreased $1 billion, largely reflecting a shift in our portfolio mix to higher yielding assets, largely offset by the impact of the weaker Canadian dollar on mainly U.S. dollar interest-bearing deposits.

Securities increased $1 billion, primarily due to the weaker Canadian dollar on U.S. dollar securities coupled with increased positions for government-guaranteed debt instruments, largely offset by the reduction of certain equity trading positions as a result of market conditions.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed decreased $19 billion, or 31%, reflecting a shift in our portfolio mix to higher yielding assets and lower counterparty activity and securities borrowing activities.

Loans increased $20 billion, or 8%, predominantly driven by solid retail growth mainly as a result of volume growth in Canadian home equity loans partially offset by increased securitization of Canadian residential mortgages. Wholesale loan growth was mainly driven by the impact of the weaker Canadian dollar on primarily U.S. commercial and corporate loans, the contribution of our RBTT acquisition and growth in Canadian corporate lending.

Derivatives assets increased $52 billion, or 72%, mainly attributable to higher fair value as a result of the impact of reduced interest rates on receive fixed rate positions and the impact of the weaker Canadian dollar on foreign currency-denominated assets. The difference between derivatives assets under Canadian and U.S. GAAP was lower derivatives of $90 billion under U.S. GAAP as at April 30, 2009, mainly due to the impact of master netting agreements and cash collateral executed with the same counterparties as presented on our U.S. GAAP unaudited Interim Consolidated Balance Sheets. Refer to Note 18 to our unaudited Interim Consolidated Financial Statements for further information.

Other assets were down $3 billion mainly reflecting decreased broker-dealer receivables due to prospective reclassification of certain broker-dealer receivables which are offset in wholesale loans and also the timing of settlement and the goodwill impairment charge. This decrease was partially offset by the goodwill from our prior year acquisitions of RBTT, PH&N and FBW.

Total liabilities were up $44 billion, or 7%.

Deposits increased $12 billion, or 3%, due to growth in personal deposits reflecting strong demand for our Canadian banking product offerings. Business and government deposit growth was mainly driven by the impact of the weaker Canadian dollar on primarily U.S. dollar deposits, volume growth in Canadian business demand deposits, and the contribution of RBTT, which was largely offset by reduced funding requirements related to certain of our trading activities and increased use of funding from our securitization activities.

Derivatives liabilities increased $39 billion, or 54%, mainly attributable to the higher fair value as a result of the impact of reduced interest rates on pay fixed rate positions and the impact of the weaker Canadian dollar on foreign currency-denominated liabilities. The difference between derivatives liabilities under Canadian and U.S. GAAP was lower derivatives of $85 billion under U.S. GAAP as at April 30, 2009, mainly due to the factors noted above.

Other liabilities decreased $7 billion, or 6%, as a result of reduced short positions reflecting market conditions offset by the impact of the weaker Canadian dollar on primarily U.S. dollar borrowed securities and securities lending.

Shareholders’ equity increased $9 billion, or 33%, reflecting the issuances of common shares for general business purposes and for consideration paid for our acquisitions of RBTT, PH&N

20        Royal Bank of Canada        Second Quarter 2009

and FBW in the latter half of 2008. The issuance of preferred shares and unrealized foreign currency gains on translation adjustments also contributed to the increase. These factors were partially offset by common and preferred dividends and increased net unrealized losses on our AFS portfolio.

Q2 2009 vs. Q1 2009

Total assets were down $33 billion, or 5%, from the prior quarter.

Interest-bearing deposits with banks decreased $4 billion largely reflecting lower pledged assets related to our trading activities.

Securities were up $4 billion, or 3%, reflecting increased government-guaranteed and certain corporate debt and equity instruments partially offset by lower holdings of Canadian residential mortgage-backed securities (RMBS) related to our securitization activity.

Reverse repos and securities borrowed increased $1 billion, or 3%, reflecting increased counterparty activity and increased securities borrowing activity due to improved market conditions.

Loans decreased $6 billion, or 2%, reflecting lower pledged assets related to our trading activities. Retail loans were essentially flat as a result of volume growth in Canadian home equity loans partially offset by increased securitization of Canadian residential mortgages.

Derivatives assets were down $21 billion mainly attributable to the impact of the stronger Canadian dollar on mainly U.S. dollar denominated derivatives, coupled with a continuing strategic reduction in our derivative positions.

Other assets were down $7 billion mainly due to decreased broker-dealer receivables due to timing of settlement, and the goodwill impairment charge.

Total liabilities were down $33 billion, or 5%.

Deposits decreased $11 billion, or 3%, reflecting reduced funding requirements on certain trading positions and increased use of funding from securitization partially offset by the strong demand for our Canadian banking product offerings.

Derivatives liabilities decreased $20 billion, mainly attributable to the impact of the stronger Canadian dollar on mainly U.S. dollar-denominated derivatives coupled with a continuing strategic reduction in our derivative positions.

Other liabilities decreased $2 billion mainly due to lower cash collateral and repos received as a source of funding on certain trading positions, partially offset by increased securities borrowing due to improved market conditions.

Shareholders’ equity increased $.3 billion, reflecting the issuances of preferred shares and net unrealized gains on our AFS portfolio, partially offset by common and preferred dividends and unrealized foreign currency translation adjustments.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our Consolidated Balance Sheets. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 76 to 80 of our 2008 Annual Report.

Securitizations

We continue to raise lower cost wholesale funding through our participation in the traditional Canadian Mortgage Bond program as well as through the Government of Canada auction program otherwise known as the Insured Mortgage Purchase Program (IMPP) which was initiated in October 2008 in response to the recent market conditions. We have largely utilized IMPP in lieu of traditional term funding sources, as credit costs have increased significantly during the recent credit crisis. In the second quarter of 2009 we sold a total of $7.9 billion of Canadian government insured RMBS into these programs and we have sold $13 billion into IMPP since its inception. We expect our securitization levels and wholesale funding costs to revert to more historical levels when these government-sponsored programs cease and/or we discontinue our participation in such programs. The following discussion highlights the notional value of securitization activities that impacted our results of operations for the quarter and six months ended April 30, 2009. For further details, refer to Note 6 to our unaudited Interim Consolidated Financial Statements.

Q2 2009 (Three months ended)

During the second quarter of 2009, we securitized $8.0 billion of residential mortgages, of which $3.5 billion were sold and the remaining $4.5 billion were retained.

Q2 2009 (Six months ended)

For the six months ended April 30, 2009, we securitized $18.5 billion of residential mortgages, of which $11.2 billion were sold and the remaining $7.3 billion were retained.

Royal Bank of Canada        Second Quarter 2009        21

Special purpose entities

In the normal course of business, we engage in a variety of financial transactions with special-purpose entities (SPEs), which are not operating entities and typically have no employees. SPEs may also be variable interest entities (VIEs) which may or may not be recorded on our balance sheets. Refer to pages 37 and 148 to 149 of our 2008 Annual Report for information about the VIEs that we have consolidated (on-balance sheet), or in which we have significant variable interests, but have not consolidated (off-balance sheet). Additional information about these VIEs as at April 30, 2009 is provided in the following table.

	As at April 30, 2009
			Total assets by credit ratings (3)			Total assets by average maturities				Total assets by geographic location of borrowers
(C$ millions)	Total assets (1)	Maximum exposure (1), (2)	Investment grade (4)	Non- Investment grade (4)	Not rated	Under 1 year	1-5 years	Over 5 years	Not applicable	Canada	United States	Other International
Unconsolidated VIEs in which we have significant variable interests:
Multi-seller conduits (5)	$36,356	$36,933	$36,155	$201	$–	$13,054	$21,202	$2,100	$–	$8,875	$27,481	$–
Structured finance VIEs	9,549	2,883	5,481	–	4,068	2	–	9,547	–	–	9,549	–
Credit investment product VIEs	1,266	796	692	408	166	–	–	1,266	–	–	1,266	–
Third-party conduits	727	360	727	–	–	727	–	–	–	727	–	–
Investment funds	199	87	–	–	199	–	–	–	199	37	59	103
Other	300	86	–	–	300	–	–	24	276	30	243	27
	$48,397	$41,145	$43,055	$609	$4,733	$13,783	$21,202	$12,937	$475	$9,669	$38,598	$130
Consolidated VIEs:
Structured finance VIEs	$3,008		$2,831	$–	$177	$–	$–	$3,008	$–	$–	$3,008	$–
Investment funds	940		–	–	940	–	–	–	940	384	239	317
Credit investment product VIEs	176		–	176	–	–	–	176	–	–	176	–
Compensation vehicles	61		–	–	61	–	–	–	61	61	–	–
Other	45		–	–	45	–	–	36	9	–	40	5
	$4,230		$2,831	$176	$1,223	$–	$–	$3,220	$1,010	$445	$3,463	$322

(1)	Total assets and maximum exposure to loss correspond to disclosures provided in Note 6 to our 2008 Annual Consolidated Financial Statements.
(2)	The maximum exposure to loss resulting from significant variable interests in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(3)	The risk rating distribution of assets within the VIEs is indicative of the credit quality of the collateral underlying those assets. Certain assets, such as derivatives, mutual fund or hedge fund units and personal loans, or underlying collateral are not rated in the categories disclosed in the table.
(4)	Our internal risk ratings for major counterparty types approximate those of public rating agencies. Ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings.
(5)	Represents multi-seller conduits administered by us.

Over 86% of assets in unconsolidated VIEs and over 66% of assets in consolidated VIEs in which we have significant variable interests were rated A or above. Both are primarily originated in the U.S. with varying maturities. For multi-seller conduits and unconsolidated structured finance VIEs, over 95% and 57%, respectively, of assets were rated A or above.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. We provide backstop liquidity facilities and partial credit enhancements to these multi-seller conduits. Refer to the table below for details of our total commitments.

Liquidity and credit enhancement facilities

	As at April 30, 2009				As at January 31, 2009				As at April 30, 2008
(C$ millions)	Notional of committed amounts (1)	Allocable notional amounts	Outstanding loans	Total maximum exposure to loss	Notional of committed amounts (1)	Allocable notional amounts	Outstanding loans	Total maximum exposure to loss	Notional of committed amounts (1)	Allocable notional amounts	Outstanding loans	Total maximum exposure to loss
Backstop liquidity facilities	$36,933	$31,412	$1,810	$33,222	$41,492	$35,319	$1,983	$37,302	$41,849	$36,997	$1,195	$38,192
Credit enhancement facilities	3,711	3,711	–	3,711	4,253	4,253	–	4,253	3,989	3,989	–	3,989
Total	$40,644	$35,123	$1,810	$36,933	$45,745	$39,572	$1,983	$41,555	$45,838	$40,986	$1,195	$42,181

(1)	Based on total committed financing limit.

22        Royal Bank of Canada        Second Quarter 2009

Maximum exposure to loss by client asset type

	As at
	April 30, 2009			January 31, 2009			April 30, 2008
($ millions)	(US$)	(C$)	Total (C$)	(US$)	(C$)	Total (C$)	(US$)	(C$)	Total (C$)
Outstanding securitized assets
Credit cards	$10,241	$1,494	$13,710	$11,180	$1,494	$15,207	$12,150	$984	$13,222
Auto loans and leases	2,679	4,041	7,237	3,501	4,614	8,908	4,414	6,284	10,729
Student loans	3,445	–	4,110	3,609	–	4,426	3,804	–	3,831
Trade receivables	1,974	1,585	3,940	1,974	1,592	4,012	2,412	2,184	4,613
Equipment receivables	715	1,250	2,102	770	1,962	2,907	417	1,785	2,205
Asset-backed securities	2,186	–	2,608	2,353	–	2,886	1,940	–	1,954
Consumer loans	1,122	–	1,338	1,122	–	1,376	1,530	27	1,568
Other	1,008	683	1,888	944	675	1,833	3,071	965	4,059
Total	$23,370	$9,053	$36,933	$25,453	$10,337	$41,555	$29,738	$12,229	$42,181
Canadian equivalent	$27,880	$9,053	$36,933	$31,218	$10,337	$41,555	$29,952	$12,229	$42,181

Our maximum exposure to loss was $36.9 billion as at April 30, 2009 ($41.6 billion as at January 31, 2009 and $42.2 billion as at April 30, 2008). The maximum assets that may have to be purchased by the multi-seller conduits under purchase commitments as at April 30, 2009 was $36.4 billion ($40.8 billion as at January 31, 2009 and $41.1 billion as at April 30, 2008). Of the total purchase commitments, the multi-seller conduits have purchased financial assets totaling $28.7 billion ($31.1 billion as at January 31, 2009 and $30.5 billion as at April 30, 2008).

The multi-seller conduits purchase various financial assets and finance the purchases by issuing highly rated asset-backed commercial paper (ABCP) on an unleveraged basis. Less than 1% (1% as at January 31, 2009 and 1% as at April 30, 2008) of outstanding securitized assets are comprised of U.S. Alt-A or subprime mortgages and the securitized assets do not contain commercial mortgage loans.

We continue to selectively originate new business, while at the same time reducing our exposure and concentrations. The change in maximum assets that may have to be purchased by the multi-seller conduits are as follows: U.S. dollar assets decreased by US$5.9 billion from the prior year and US$1.9 billion from the prior quarter, mainly in the auto loan and lease, credit card and consumer loan receivable asset classes; Canadian dollar assets decreased by $3.1 billion from the prior year and $1.2 billion from the prior quarter, mainly in the auto loan and lease, credit card and trade receivable asset classes. The amount of credit enhancement provided by the sellers for new transactions and renewals of existing transactions increased as these transactions were credit enhanced to higher rating thresholds during these periods.

As of February 28, 2009, the weighted average first loss credit protection was 40.4% (38.8% as at December 31, 2008) of total assets, providing a coverage multiple of 8.0 times (8.8 times as at December 31, 2008) the weighted average annual expected loss rate on the client asset portfolio of 5.1% (4.4% as at December 31, 2008). The increase in first loss credit protection was due to additional credit enhancement being provided on both new and extended transactions, as these transactions were credit enhanced to higher rating thresholds during the quarter.

The multi-seller conduits fee structure also reduces our risk exposure on the portfolio. For 91% of the securitized assets as at April 30, 2009 (90% as at January 31, 2009 and 92% as at April 30, 2008), funding is provided on a cost-of-funds-plus basis.

The U.S. multi-seller conduits include $2.7 billion of asset-backed securities. There are no asset-backed securities in the Canadian multi-seller conduits. In 2008, certain U.S. multi-seller conduits drew down on backstop liquidity facilities provided by us to fund a portion of the asset-backed securities. These loans amounted to $1.8 billion as at April 30, 2009 ($2.0 billion as at January 31, 2009 and $1.2 billion as at April 30, 2008). Of this amount $201 million relates to a single asset-backed security collateralized debt obligation and is classified as impaired. As at April 30, 2009, our allowance for loan losses on these impaired loans totalled $14 million ($65 million as at January 31, 2009 and $35 million as at April 30, 2008). In the second quarter of 2009, we wrote off $113 million ($nil as at January 31, 2009 and $nil as at April 30, 2008) of these loans against the allowance for loan losses.

Of the total ABCP issued by the conduits of $28.7 billion as at April 30, 2009 ($31.1 billion as at January 31, 2009 and $30.5 billion as at April 30, 2008), 72% (73% as at January 31, 2009 and 77% as at April 30, 2008) is generally rated within the top ratings category of each credit rating agency and the remaining amount is rated in the second highest ratings category of each credit rating agency. We sometimes purchase the ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at April 30, 2009, the fair value of our inventory was $204 million ($443 million as at January 31, 2009 and $415 million as at April 30, 2008). These are classified as Securities – Trading on our Consolidated Balance Sheets.

Guarantees

In the normal course of business, we provide guarantees, including credit derivatives, written put options, securities lending indemnifications, backstop liquidity facilities, financial standby letters of credit, performance guarantees, stable value products, credit enhancements, mortgage loans sold with recourse and certain indemnification agreements to third parties. As at April 30, 2009, our maximum exposure to loss from undrawn backstop liquidity facilities related to ABCP programs was $32 billion ($36 billion as at January 31, 2009, and $38 billion as at April 30, 2008), of which 97% of the undrawn backstop liquidity facilities are provided to RBC-administered conduits (97% as at January 31, 2009 and 96% as at April 30, 2008). For further details on Guarantees, refer to Note 15 of our unaudited Interim Consolidated Financial Statements.

Structured investment vehicles

We held $17 million ($59 million as at January 31, 2009 and $80 million as at April 30, 2008) of normal course interest rate derivatives with structured investment vehicles (SIVs) as at April 30, 2009. We do not hold any commercial paper issued by SIVs. We do not manage any SIVs.

Royal Bank of Canada        Second Quarter 2009        23

Risk, capital and liquidity management

Risk environment

The severity of the U.S. recession and the associated impact it is having on the Canadian economy has led to further weakness in the credit environment leading to an increase in the level of impaired loans and PCL during the current quarter. The deterioration is consistent with the current global economic cycle across most businesses. The extent of this credit deterioration over the rest of 2009 will continue to be driven by economic conditions and will continue to impact our consolidated results.

Global capital markets showed signs of improvement in the latter part of the quarter. Credit spreads and capital market volatility have moderated but continue to affect certain of our capital markets businesses and investment portfolios.

We continue to take steps to mitigate the impact of the current risk environment on our results, by enhancing our capital and liquidity positions through additional capital issuances and participating in certain securitization activities.

Our business activities expose us to a wide variety of risks, in virtually all aspects of our operations. Our goal is to proactively manage these risks and protect the enterprise from an unacceptable level of earnings volatility while supporting and enabling business opportunities.

For further details, refer to pages 83 to 118 of our 2008 Annual Report as our risk governance structure and approach to the management of risk has not changed significantly from that described in our 2008 Annual Report.

Credit risk

Credit risk exposure by portfolio and sector

	As at
	April 30 2009						January 31 2009	April 30 2008
	Lending-related and other			Trading-related
	Loans and acceptances				Over-the- counter derivatives (3)
(C$ millions)	Outstanding	Undrawn commitments	Other (1)	Repo-style transactions (2)		Total exposure (4)	Total exposure (4)	Total exposure (4)
Residential mortgages (5)	$115,874	$4	$–	$–	$–	$115,878	$117,794	$116,496
Personal	65,622	43,751	54	–	–	109,427	106,815	95,155
Credit cards	8,914	20,609	–	–	–	29,523	29,025	25,836
Small business	2,785	2,304	49	–	–	5,138	4,989	5,490
Retail	$193,195	$66,668	$103	$–	$–	$259,966	$258,623	$242,977
Business
Agriculture	$5,272	$408	$21	$–	$15	$5,716	$5,753	$5,836
Automotive	4,128	1,682	147	15	612	6,584	6,850	5,814
Consumer goods	6,838	2,182	481	–	252	9,753	10,083	8,785
Energy	8,445	8,651	2,557	5	1,965	21,623	22,125	19,661
Non-bank financial services	4,252	7,738	7,775	44,465	10,402	74,632	70,900	93,419
Forest products	1,028	481	103	–	64	1,676	1,815	1,892
Industrial products	5,115	2,142	346	–	291	7,894	8,000	6,628
Mining and metals	3,228	1,313	548	–	728	5,817	6,428	4,602
Real estate and related	23,146	3,022	1,243	–	444	27,855	28,714	26,774
Technology and media	3,467	2,711	354	–	593	7,125	7,756	6,855
Transportation and environment	4,154	1,808	451	–	967	7,380	7,523	5,727
Other	24,594	6,625	7,747	4,795	8,952	52,713	56,047	56,664
Sovereign	2,241	2,670	11,023	1,157	10,428	27,519	30,448	30,640
Bank	2,627	759	40,029	59,861	33,263	136,539	149,875	181,964
Wholesale	$98,535	$42,192	$72,825	$110,298	$68,976	$392,826	$412,317	$455,261
Total exposure	$291,730	$108,860	$72,928	$110,298	$68,976	$652,792	$670,940	$698,238

(1)	Includes contingent liabilities such as letters of credit and guarantees, and available-for-sale (AFS) debt securities.
(2)	Includes repurchase and reverse repurchase agreements and securities borrowing and lending transactions.
(3)	Credit equivalent amount after factoring in master netting agreements.
(4)	Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(5)	Includes certain synthetic mortgage securitizations.

Q2 2009 vs. Q2 2008

Total gross credit risk exposure decreased $45 billion, or 7%, from a year ago, to $653 billion.

Retail exposure increased $17 billion, or 7%, primarily due to volume growth in Canadian banking products, the favourable impact of the weaker Canadian dollar relative to U.S. dollar exposure and our acquisition of RBTT, partially offset by increased securitization activity of Canadian residential mortgages as a result of the IMPP. The increase in personal loan exposure of $14.3 billion, or 15%, was mainly driven by continued demand for home equity lending in Canada. Our RBTT acquisition also contributed $.9 billion to this increase. Credit cards exposure increased $3.7 billion, or 14%, largely due to an increase in undrawn commitments. Residential mortgages decreased $.6 billion, or 1%, as most of the growth, including $1.1 billion from our RBTT acquisition, was offset by the increased securitization activity mentioned above. Within the retail portfolio, the use of guarantees and collateral represents

24        Royal Bank of Canada        Second Quarter 2009

an integral part of our credit risk mitigation. Insured mortgages account for approximately $29.5 billion, or 25%, of our residential mortgage portfolio as at April 30, 2009. Of the $65.6 billion in personal loans outstanding, approximately $34.4 billion, or 52%, represents secured personal lending.

Wholesale exposure decreased $62 billion, or 14%, predominantly due to a reduction in repo-style transactions, partially offset by loan growth in our Canadian and Other international portfolios and the impact of the weaker Canadian dollar relative to U.S. dollar exposure. A reduction in repo-style transactions of $58 billion and a decrease in other exposure of $13.6 billion were partially offset by growth in loans outstanding of $9.5 billion, including $3.1 billion from our RBTT acquisition. On an industry sector basis, decreases of $45.4 billion and $18.8 billion in Bank and Non-bank financial services, respectively, were partially offset by modest broad-based increases in most other sectors with the largest increases occurring in the Energy, Transportation and environment, and Industrial products sectors. The decrease in Bank and Non-bank financial services exposure was primarily due to lower repo-style transactions largely due to lower counterparty activity and securities borrowing activities and a shift in our portfolio mix to higher yielding assets. Wholesale loan utilization remained stable during the period at 42%.

Our credit portfolio remained well diversified across all geographic regions. The majority of our exposure was in Canada, followed by Other International and the U.S.

Q2 2009 vs. Q1 2009

Total gross credit risk exposure decreased $18 billion, or 3%, from the prior quarter.

Retail exposure increased $1 billion mainly due to an increase in personal loans largely reflecting volume growth in Canadian home equity lending, partially offset by a decrease in residential mortgages of $2 billion, or 2%, due to securitization.

Wholesale exposure decreased $19 billion, or 5%, largely reflecting decreases across most exposure types except repo-style transactions with the largest decreases of $9 billion, $6.5 billion and $5.6 billion in other exposure, over-the-counter derivatives exposure and loans outstanding, respectively. The changes within Bank and Non-bank financial services were largely due to other category and were primarily related to letters of credit and guarantees.

Trading credit derivatives (1)

	As at
	April 30	January 31	April 30
(C$ millions)	2009	2009	2008
Notional amount
Protection purchased	$95,963	$136,248	$198,920
Protection sold	85,488	124,319	185,777
Fair value (2)
Positive	11,181	16,718	11,245
Negative	9,419	14,694	9,781
Replacement cost (3)	4,781	6,054	3,865

(1)	Comprises credit default swaps, total return swaps and credit default baskets. Over 93% (January 31, 2009 – 91%, April 30, 2008 – 95%) of our net exposures are with investment-grade counterparties.
(2)	Gross fair value before netting.
(3)	Replacement cost is after netting but before collateral.

Q2 2009 vs. Q2 2008

The total Notional value of trading credit derivatives was down $203.2 billion, or 53%, from a year ago largely reflecting a strategic reduction in positions that supported structured transactions. Total gross Positive and Negative fair value decreased $.1 billion and $.4 billion, respectively. The decrease reflected the strategic reduction in positions, which was largely offset by widening credit spreads. The Replacement cost increased $.9 billion from last year, despite the reduction in positions, largely due to the widening of credit spreads and the weaker Canadian dollar on the translation of mainly U.S. dollar balances.

Q2 2009 vs. Q1 2009

The total Notional value of trading credit derivatives was down $79.1 billion, or 30%, from the prior quarter. Total gross Positive fair value, gross Negative fair value, and Replacement cost decreased $5.5 billion, $5.3 billion, and $1.3 billion, respectively. The decreases largely related to a strategic reduction in positions.

Other than trading credit derivatives positions (notional amount and fair value) (1)

	As at
	April 30	January 31	April 30
(C$ millions)	2009	2009	2008
Notional amount
Business
Automotive	$369	$377	$408
Energy	359	369	550
Non-bank financial services	274	343	484
Mining and metals	435	601	519
Real estate and related	130	145	186
Technology and media	—	10	18
Transportation and environment	218	224	234
Other (2)	75	433	469
Sovereign	289	299	348
Bank	256	263	728
Net protection purchased	$2,405	$3,064	$3,944
Offsetting protection sold related to the same reference entity	23	24	20
Gross protection purchased	$2,428	$3,088	$3,964
Net protection sold (3)	$64	$141	$130
Offsetting protection purchased related to the same reference entity	23	24	20
Gross protection sold	$87	$165	$150
Gross protection purchased and sold (notional amount)	$2,515	$3,253	$4,114
Fair value (4)
Positive	$316	$384	$85
Negative	14	15	43

(1)	Comprises credit default swaps.
(2)	As at April 30, 2009, Other related to consumer goods $39 million (January 31, 2009 – $40 million; April 30, 2008 – $33 million), health $36 million (January 31, 2009 – $12 million; April 30, 2008 – $10 million) and other $nil (January 31, 2009 – $381 million; April 30, 2008 – $426 million).
(3)	Net protection sold as at April 30, 2009 related to consumer goods $nil (January 31, 2009 – $76 million; April 30, 2008 – $75 million) and other $64 million (January 31, 2009 – $65 million; April 30, 2008 – $55 million).
(4)	Gross fair value before netting.

Q2 2009 vs. Q2 2008

The gross Notional value of other than trading credit derivatives was down $1.6 billion, or 39%, from a year ago, primarily reflecting a strategic reduction of positions and the maturing of contracts. Total protection purchased was down $1.5 billion, or 39%, mainly related to Bank, Other, Non-bank financial services and Energy. Total protection sold was down $63 million, or 42%, mainly relating to the maturing of contracts.

Total gross Positive fair value increased $231 million, largely related to widening of credit spreads. Total gross Negative fair value was down $29 million, largely related to the maturing of contracts.

Royal Bank of Canada        Second Quarter 2009        25

Q2 2009 vs. Q1 2009

The gross Notional value of other than trading credit derivatives was down $.7 billion, or 23%, from prior quarter, mainly reflecting a strategic reduction of positions and the maturing of contracts. Total protection purchased was down $.7 billion, or 21%, mainly related to Other, Mining and metals and Non-bank financial services. Total protection sold was down $78 million, or 47%, mainly related to the maturing of contracts.

Total gross Positive fair value decreased $68 million, or 18%, largely related to a strategic reduction in positions. Total gross Negative fair value was down $1 million, or 7%, largely related to the maturing of contracts.

Credit quality performance

Provision for credit losses

	For the three months ended			For the six months ended
(C$ millions)	April 30 2009	January 31 2009	April 30 2008	April 30 2009	April 30 2008
Canada (1)
Residential mortgages	$6	$6	$1	$12	$4
Personal	116	101	92	217	187
Credit cards	97	81	65	178	129
Small business	13	15	12	28	21
Retail	232	203	170	435	341
Wholesale	(8)	174	36	166	68
Specific PCL	224	377	206	601	409
United States (1)
Retail	98	49	17	147	30
Wholesale	409	162	123	571	184
Specific PCL	507	211	140	718	214
Other International (1)
Retail	10	6	4	16	7
Wholesale	10	4	–	14	1
Specific PCL	20	10	4	30	8
Total specific PCL	$751	$598	$350	$1,349	$631
General provision	223	149	(1)	372	11
Total PCL (1)	$974	$747	$349	$1,721	$642
Canadian Banking (2)	$351	$270	$224	$621	$438
International Banking (2)	289	200	91	489	162
Capital Markets (2)	145	160	58	305	86
Corporate Support (2)	189	117	(24)	306	(44)

(1)	Geographic information is based on residence of borrower.
(2)	Segments with significant total PCL have been presented in the table above. Effective the fourth quarter of 2008, changes in Allowance for credit losses – general allowance were included in Corporate Support results prospectively. For the six months ended April 30, 2008, the general provision was largely comprised of International Banking ($11 million).

Q2 2009 vs. Q2 2008

Total PCL of $974 million increased $625 million from a year ago, largely driven by the increase in specific PCL of $401 million and an addition of $223 to the general provision during the current quarter.

Specific PCL in Canadian Banking increased $127 million, or 57% reflecting higher impaired business loans, higher loss rates and portfolio growth on credit cards and higher loss rates on unsecured personal loans. Our residential mortgage portfolio which continued to perform well has historically represented a nominal amount of specific PCL as a percentage of net loans and acceptances outstanding. Despite the increase in impaired residential loans mortgages, we believe that losses will continue to be consistent with the credit cycle, given the current economic environment.

Specific PCL in International Banking increased $197 million, largely in U.S. banking, as credit deterioration continued in our wholesale and retail portfolios mainly due to higher impaired loans in our residential builder finance, commercial, lot loan, home equity and residential mortgage portfolios. The impact of the weaker Canadian dollar on the translation of U.S. specific PCL also contributed to the increase.

Specific PCL related to Capital Markets increased $87 million reflecting a few impaired loans in our U.S. corporate lending portfolio related to specific clients in the non-bank financial services, financing products, and technology and media sectors. This increase includes an additional provision of $61 million on loans to certain RBC-administered conduits that were previously identified as impaired. For further information regarding these conduits, refer to the Off-balance sheet arrangements section. These factors were partially offset by realized gains this quarter on securities collateral that was recovered in the first quarter of 2009 from a specific prime brokerage client in our Canadian corporate portfolio.

The general provision increased to $224 million over the prior year, reflecting higher provisions predominantly in U.S. banking and to a lesser extent in our Canadian retail lending portfolio relating to loans which have not yet been specifically identified as impaired.

Q2 2009 vs. Q2 2008 (Six months ended)

Total PCL of $1,721 million increased $1,079 million from a year ago.

Specific PCL in Canadian Banking increased $183 million due to higher credit card write-offs and higher loss rates on unsecured personal loans and higher impaired business loans.

Specific PCL in International Banking increased $338 million, largely in U.S. banking, primarily due to higher impaired loans in our residential builder finance, commercial, lot loan, home equity and residential mortgage portfolios. The impact of the weaker Canadian dollar on the translation of U.S. specific PCL also contributed to the increase.

Specific PCL in Capital Markets increased $219 million, largely due to a few impaired loans in our corporate lending portfolio.

The general provision increased $361 million from the prior year reflecting credit deterioration predominantly in U.S. banking and, to a lesser extent, in our Canadian corporate and retail lending portfolios.

Q2 2009 vs. Q1 2009

Total PCL increased $227 million, or 30%, compared to the prior quarter.

Specific PCL in Canadian Banking increased $81 million, mainly due to impaired loans in business lending, increased credit card write-offs and higher loss rates on unsecured personal loans.

Specific PCL in International Banking increased $89 million, mainly attributable to U.S. banking due to higher impaired loans

26        Royal Bank of Canada        Second Quarter 2009

in residential builder finance, lot loans, home equity and residential mortgages portfolios.

Specific PCL in Capital Markets decreased $15 million largely attributable to realized gains this quarter on securities collateral that was recovered in the first quarter of 2009 from a specific prime brokerage client in our Canadian corporate portfolio, partially offset by increased PCL on U.S. corporate loans.

In addition, the general provision increased $74 million from the prior quarter predominantly in U.S. banking.

Gross impaired loans

	As at
	April 30	January 31	April 30
(C$ millions)	2009	2009	2008
Canada (1)
Retail	$589	$502	$380
Wholesale	758	533	414
United States (1)
Retail	242	209	69
Wholesale	2,229	1,964	922
Other International (1)
Retail	216	188	65
Wholesale	183	144	35
Total GIL	$4,217	$3,540	$1,885
Canadian Banking (2)	$1,173	$869	$761
International Banking (2)	2,271	2,114	812
Capital Markets (2)	772	556	309

(1)	Geographic information is based on residence of borrower.
(2)	Segments with significant GIL have been presented in the table above.

Q2 2009 vs. Q2 2008

Total gross impaired loans (GIL) increased $2,332 million from a year ago reflecting the current economic environment.

GIL in Canadian Banking increased $412 million, largely attributable to impaired business lending clients specializing in the real estate and technology and media sectors, and higher impaired residential mortgages.

GIL in International Banking increased $1,459 million, largely attributable to U.S. banking, reflecting higher impaired loans in our residential builder finance, commercial and residential mortgage portfolios. Growth in impaired wholesale and personal loans from the inclusion of RBTT also contributed to the increase. The increase was partially offset by write-offs in our U.S. residential builder finance portfolio.

GIL in Capital Markets increased $463 million, reflecting a few impaired loans in U.S. and Canadian corporate lending related to specific clients in the non-bank financial services, industrial products and technology and media sectors, partially offset by write-offs related to certain RBC-administered conduits.

Q2 2009 vs. Q1 2009

Total GIL increased $677 million, or 19%.

GIL in Canadian Banking increased $304 million, largely attributable to a few impaired business loans and higher impaired residential mortgages.

        GIL in International Banking increased $157 million, mainly attributable to U.S. banking, reflecting higher impaired commercial loans and residential mortgages partially offset by write-offs in our U.S. residential builder finance portfolio.

        GIL in Capital Markets increased $216 million, largely due to a few impaired loans in our U.S. corporate lending portfolio related to specific clients in the non-bank financial services and technology and media sectors, partially offset by write-offs related to certain RBC-administered conduits.

Allowance for credit losses

	As at
	April 30	January 31	April 30
(C$ millions)	2009	2009	2008
Specific ACL
Canada (1)	$360	$301	$253
United States (1)	488	470	221
Other International (1)	134	120	36
Total specific ACL	982	891	510
General allowance
Retail	983	876	606
Wholesale	911	812	694
Total general allowance	1,894	1,688	1,300
Total ACL	$2,876	$2,579	$1,810
Canadian Banking (2)	$299	$245	$988
International Banking (2)	413	435	436
Capital Markets (2)	271	212	386
Corporate Support (2)	1,893	1,687	–

(1)	Geographic information is based on residence of borrower.
(2)	Segments with significant Total ACL have been presented in the table above. Effective the fourth quarter of 2008, ACL – general allowance was included in Corporate Support results prospectively. As at April 30, 2008, the general allowance was largely comprised of Canadian Banking ($750 million), Capital Markets ($285 million) and International Banking ($265 million).

Q2 2009 vs. Q2 2008

Total allowance for credit losses (ACL) increased $1.1 billion, or 59%, from a year ago, reflecting a $594 million increase in the general allowance, mainly due to our U.S. banking and Canadian retail lending portfolios. The $472 million increase in the specific allowance was largely due to higher GIL.

Q2 2009 vs. Q1 2009

Total ACL was up $297 million, or 12%, from the prior quarter, mainly comprised of a $206 million increase in the general allowance and a $91 million increase in the specific allowance. The increase in the specific allowance was largely due to higher GIL, partly offset by increased write-offs related to our U.S. residential builder finance portfolio and certain RBC-administered conduits.

U.S. banking loans

	As at
	April 30	January 31	October 31
(C$ millions)	2009	2009	2008
Retail
Residential mortgages	$3,312	$3,093	$2,922
Home equity	4,575	4,576	4,269
Lot loans	1,007	1,110	1,142
Credit cards	204	202	187
Other	297	317	320
	$9,395	$9,298	$8,840
Wholesale
Commercial loans	$14,462	$15,371	$14,588
Residential builder finance loans	1,852	2,034	2,116
RBC Real Estate Finance Inc. (REFI)	827	1,069	1,153
Other	274	328	585
	17,415	18,802	18,442
Total U.S. banking loans	$26,810	$28,100	$27,282

        Total U.S. banking loans were down $1.3 billion from the prior quarter, largely reflecting the impact of the stronger Canadian dollar on U.S. dollar loans, a strategic reduction of certain commercial and residential builder finance loans and write-offs of residential builder finance loans, partially offset by volume growth in residential mortgages and home equity. Our U.S. residential builder finance portfolio consists of $1.9 billion in our ongoing builder finance business and $.8 billion in RBC

Royal Bank of Canada        Second Quarter 2009        27

Real Estate Finance Inc. (REFI), a wholly-owned subsidiary set up to manage the wind down of builder finance loans from the out-of-footprint states, primarily in California, Washington,

Arizona, Utah, Illinois and Colorado, as well as certain other impaired residential builder finance loans from the in-footprint portfolio.

Market risk

Global capital markets continue to exhibit high levels of volatility, although in contrast to the first quarter of 2009 market volatility did not increase in the quarter. The higher volatility levels from prior periods are now fully incorporated into the historical data set used for the global value-at-risk (VaR) scenario model. Consequently, VaR levels stabilized, resulting in both average and end of period VaR levels in the second quarter being approximately the same as the VaR levels at January 31, 2009.

The following table shows our global VaR for total trading activities under our models-based approach for capital by major risk category and also shows the diversification effect, which is calculated as the difference between the global VaR and the sum of the separate risk factor VaRs.

Trading revenue and global VaR

	April 30, 2009				January 31, 2009		April 30, 2008
		For the three months ended				For the three months ended		For the three months ended
(C$ millions)	As at April 30	Average	High	Low	As at January 31	Average	As at April 30	Average
Equity	$10	$10	$19	$8	$9	$12	$18	$14
Foreign exchange	4	3	6	2	2	5	3	2
Commodities	3	1	4	–	1	1	4	3
Interest rate	51	56	67	43	60	43	24	26
Credit specific	11	9	14	7	9	10	6	7
Diversification	(21)	(19)	(27)	(11)	(17)	(23)	(26)	(23)
Global VaR	$58	$60	$70	$46	$64	$48	$29	$29

	April 30, 2009				April 30, 2008
		For the six months ended				For the six months ended
(C$ millions)	As at April 30	Average	High	Low	As at April 30	Average
Equity	$10	$11	$21	$6	$18	$14
Foreign exchange	4	4	13	2	3	2
Commodities	3	1	4	–	4	2
Interest rate	51	49	69	20	24	24
Credit specific	11	10	14	7	6	6
Diversification	(21)	(21)	(32)	(11)	(26)	(21)
Global VaR	$58	$54	$70	$26	$29	$27

Q2 2009 vs. Q2 2008

Average global VaR of $60 million for the quarter was up $31 million compared to a year ago. The increase largely reflected increased volatility in interest rates and credit markets. A decrease in diversification from 44% to 24% also contributed to the increase in global VaR levels.

Q2 2009 vs. Q2 2008 (Six months ended)

Average global VaR of $54 million for the quarter was up $27 million compared to a year ago. The increase largely reflected increased market volatility in interest rates and credit markets. A decrease in diversification from 44% to 28% also contributed to the increase in global VaR levels.

Q2 2009 vs. Q1 2009

Average global VaR of $60 million for the quarter was up $12 million compared to the previous quarter. The increase was primarily due to market volatility in interest rates and credit markets. A decrease in diversification from 32% to 24% also contributed to the increase in global VaR levels.

The global VaR of $58 million at the end of the quarter was down $6 million from the end of last quarter, primarily reflecting increased diversification on that day.

Trading revenue and global VaR

(C$ millions) (1)

(1)	Trading revenue on a taxable equivalent basis excluding revenue related to consolidated VIEs.

During the quarter there was one day with net trading losses, which exceeded global VaR for that respective day. Both the loss date, and the large profit date at the end of the quarter, arose primarily from credit valuation adjustments including those for MBIA Inc.

28        Royal Bank of Canada        Second Quarter 2009

Market risk measures – Non-trading banking activities

	April 30 2009						January 31 2009		April 30 2008
	Economic value of equity risk			Net interest income risk
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Economic value of equity risk	Net interest income risk	Economic value of equity risk	Net interest income risk
Before-tax impact of:
100bp increase in rates	$(387)	$(53)	$(440)	$194	$34	$228	$(501)	$70	$(575)	$9
100bp decrease in rates	336	17	353	(22)	(26)	(48)	396	(115)	489	(25)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.

Q2 2009

The above table provides the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based on assumptions made by senior management and validated by empirical research. All interest rate risk measures are based on interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. During the second quarter of 2009, our interest rate risk exposure was well within our target level.

Capital management

Regulatory capital, risk-adjusted assets (RAA) and capital ratios

	Basel II
	As at
(C$ millions, except percentage amounts)	April 30 2009	January 31 2009	April 30 2008

Capital
Tier 1 capital	$30,274	$28,901	$23,566
Total capital	35,290	34,112	28,448
Risk-adjusted assets
Credit risk	$211,585	$220,464	$199,523
Market risk	20,100	19,184	19,669
Operational risk	33,962	33,913	30,050
Total risk-adjusted assets	$265,647	$273,561	$249,242
Capital ratios
Tier 1 capital	11.4%	10.6%	9.5%
Total capital	13.3%	12.5%	11.4%
Assets-to-capital multiple	16.3X	17.5X	20.2X

Our capital position strengthened in the first two quarters of 2009 as we issued additional regulatory capital for general business purposes. The issuance proceeds further supplement our capital position and provide flexibility to continue to invest in our existing businesses.

Q2 2009 vs. Q2 2008

As at April 30, 2009, the Tier 1 capital ratio was 11.4% and the Total capital ratio was 13.3%.

The Tier 1 capital ratio increased by 190 bps from a year ago, largely due to the issuance of $4.5 billion additional capital in the past two quarters, capital issuances as consideration for our acquisitions of RBTT, PH&N and FBW and internal generation of capital over the period. Higher capital levels were partially offset by higher RAA and a higher deduction for goodwill as a result of the acquisitions.

The Total capital ratio was up 190 bps from the prior year, primarily due to the factors noted under Tier 1 capital, and the issuance of subordinated debentures.

RAA were up $16.4 billion, or 7%, from a year ago, as a result of business growth, including our acquisitions, and the impact of the weaker Canadian dollar on the translated value of our foreign currency-denominated assets.

As at April 30, 2009, our Assets-to-capital multiple of 16.3 times was 3.9 times lower than a year ago, largely due to higher capital levels from issuances and internal capital generation, partially offset by higher gross adjusted assets.

Q2 2009 vs. Q1 2009

The Tier 1 capital ratio was up 80 bps from the previous quarter, primarily due to the issuances of additional preferred shares and lower RAA.

The Total capital ratio was up 80 bps from the prior quarter, largely due to the same factors discussed under Tier 1 capital.

RAA were down $8 billion, or 3%, from last quarter mainly due to reduced credit exposures related to the banking sector, lower derivative exposures and the impact of a stronger Canadian dollar on foreign currency denominated assets.

Our Assets-to-capital multiple decreased 1.2 times compared to the first quarter of 2009, largely due to issuances of additional preferred shares and lower gross adjusted assets.

Royal Bank of Canada        Second Quarter 2009        29

Selected capital management activity, share data and dividends (1)

	For the three months ended April 30, 2009		For the six months ended April 30, 2009		As at or for the three months ended April 30, 2009
(C$ millions, except number of shares and per share amounts)	Number of shares (000s)	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Amount	Dividends declared per share
Tier 1
Common shares issued
General business purposes			65,263	$ 2,301
Dividend Reinvestment Plan (2)	561	$ 15	561	15
Stock options exercised (3)	859	21	1,309	30
First preferred shares issued / outstanding
Non-cumulative Series W (4)					12,000	$ 300	$ .31
Non-cumulative Series AA					12,000	300.28
Non-cumulative Series AB					12,000	300.29
Non-cumulative Series AC					8,000	200.29
Non-cumulative Series AD					10,000	250.28
Non-cumulative Series AE					10,000	250.28
Non-cumulative Series AF					8,000	200.28
Non-cumulative Series AG					10,000	250.28
Non-cumulative Series AH					8,500	213.35
Non-cumulative Series AJ (5)					16,000	400.31
Non-cumulative Series AL (5)			12,000	300	12,000	300.35
Non-cumulative Series AN (5)			9,000	225	9,000	225.71
Non-cumulative Series AP (5)			11,000	275	11,000	275.56
Non-cumulative Series AR (5)			14,000	350	14,000	350.49
Non-cumulative Series AT (5)	11,000	275	11,000	275	11,000	275	–
Non-cumulative Series AV (5)	16,000	400	16,000	400	16,000	400	–
Non-cumulative Series AX (5)	13,000	325	13,000	325	13,000	325	–
Tier 2
Maturity of March 15, 2009 subordinated debentures		US$ 125		US$ 125
Redemption of January 27, 2014 subordinated debentures				500
Common shares outstanding					1,408,393	$ 12,730	$ .50
First preferred shares outstanding						4,813
Treasury shares – preferred					(94)	(2)
Treasury shares – common					(1,630)	(78)
Exchangeable shares of RBC PH&N Holdings Inc.					6,413	324
Stock options
Outstanding					22,668
Exercisable					17,582
Dividends
Common						704
Preferred						55

(1)	For further details about our capital management activity, refer to Note 11 to our unaudited Interim Consolidated Financial Statements.
(2)	Shares were issued at a 3% discount from the average market price.
(3)	Amounts include cash received for stock options exercised during the period, the fair value adjustment to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.
(4)	The First Preferred Shares Series W has a conversion option which, as at April 30, 2009, was not yet convertible.
(5)	Dividend rate will reset every five years.

On April 23, 2009, we announced our intention to redeem all of our outstanding $1 billion of subordinated debentures due June 1, 2014, at par value plus accrued interest. The redemption is expected to be completed on June 1, 2009, and will be financed out of general corporate funds.

As at May 22, 2009, the number of outstanding common shares and stock options were 1,410,528,000 and 22,509,000 respectively. As at May 22, 2009, the number of Treasury shares – preferred and Treasury shares – common were 19,000 and 1,950,000, respectively.

Capital ratios of our significant banking subsidiary

	As at
	April 30 2009	January 31 2009	April 30 2008
RBC Bank (USA) (1), (2), (3)
Tier 1 capital ratio	9.3%	7.3%	9.8%
Total capital ratio	12.6%	10.6%	12.1%

(1)	Calculated using guidelines issued by the U.S. Federal Reserve Board under Basel I, as the U.S. will adopt Basel II no earlier than 2010.
(2)	As the fiscal year runs from January 1 to December 31, the ratios shown are as at March 31, 2009, December 31, 2008 and March 31, 2008, respectively.
(3)	Capital ratios for April 30, 2008 have been updated to reflect revised calculations.

30        Royal Bank of Canada        Second Quarter 2009

Economic Capital (1)

	For the three months ended
(C$ millions, average balances)	April 30 2009	January 31 2009	April 30 2008
Credit risk	$10,500	$10,100	$7,850
Market risk (trading and non-trading)	2,550	2,800	1,750
Operational risk	3,450	3,400	2,400
Business and fixed asset risk	2,300	2,250	2,000
Insurance risk	150	150	150
Risk capital	$18,950	$18,700	$14,150
Goodwill and intangibles	12,100	12,200	6,450
Economic Capital	$31,050	$30,900	$20,600
Under/(over) attribution of capital (2)	(650)	(1,850)	2,800
Average common equity	$30,400	$29,050	$23,400

(1)	In addition to performance management measure, Economic Capital is also used to assess the adequacy of our capital base. Our policy is to maintain a level of common equity, and other instruments with equity-like permanence and loss absorption features, that exceeds Economic Capital with a comfortable cushion.
(2)	Over attribution of capital decreased from the first quarter of 2009, reflecting the full quarter impact of common equity related to the share issuances in Q1 2009. Under/(over) attribution of capital is reported in Corporate Support.

Q2 2009 vs. Q2 2008

Economic Capital increased $10.5 billion from a year ago, largely due to an increase in Goodwill and intangibles, Credit risk capital, Operational risk capital and Market risk capital. Increases in both Goodwill and intangibles and Credit risk capital were largely due to our acquisitions of RBTT, PH&N, and FBW, as well as the impact of a weaker Canadian dollar on foreign currency denominated values. Operational risk capital increased largely due to increased gross revenue, while Market risk capital increased primarily due to market volatility and portfolio growth.

Q2 2009 vs. Q1 2009

Economic Capital increased $150 million from the previous quarter, largely due to an increase in Credit risk capital, partially offset by lower Market risk capital. The increase in Credit risk capital was attributable to portfolio growth and credit downgrades of counterparties resulting in higher capital requirements. Market risk capital decreased largely due to lower market volatility and portfolio reduction.

Liquidity and funding risk

Liquidity and funding conditions have generally improved recently, largely in response to government and central bank measures such as interest rate cuts, financial market stimulus packages and enhanced interbank lending guarantees, although macro-economic conditions remain strained and concerns linger about the financial system in various global jurisdictions. Against this backdrop, we took the opportunity to reinforce our liquidity and funding position which we continue to believe is adequate to execute our strategy. There have been no material changes to our liquidity and funding management framework from December 4, 2008, while levels of liquidity and funding risk remain within our risk tolerance. While the non-government guaranteed bank term funding market has generally improved, uncertainty exists about the sustainability of this recovery in borrowing conditions. Otherwise, there are no other known trends, demands, commitments or events that are presently expected to materially change this position.

Our personal deposit franchise constitutes the principal source of constant funding while certain commercial and institutional client groups also maintain relational balances with low volatility profiles. Taken together, these clients represent a highly stable supply of core deposits in most conceivable environments as they are typically less responsive to market developments than transactional lenders and investors due to the impact of deposit insurance and, at times, exclusive relationships with us. Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand and fixed-term), together with wholesale funds maturing beyond one year, most recently represent 59% of total deposits, an increase of 2% since last reported in December.

Our liquid assets are primarily a diversified pool of highly rated and liquid marketable securities and include segregated portfolios (in both Canadian and U.S. dollars) of contingency liquidity assets to address potential on- and off-balance sheet liquidity exposures such as deposit erosion, loan drawdowns and higher collateral demands. These liquidity exposures have been estimated through models we have developed or by the scenario analyses and stress tests that we conduct periodically. These portfolios are subject to minimum asset levels and strict eligibility guidelines to ensure ready access to cash in emergencies, including their eligibility as collateral for central bank advances.

During the first six months of 2009, we further strengthened our liquidity position by securitizing residential mortgages, increasing core deposits, shrinking collateral requirements and issuing capital, given more accommodative but still challenging market conditions. We continue to have access to senior debt funding, as well as other funding sources.

Credit ratings

The following table presents our major credit ratings as at May 28, 2009, which remain unchanged from February 25, 2009. Our ratings continue to be among the highest of financial institutions globally, and these strong credit ratings support our ability to competitively access unsecured funding markets.

As at May 28, 2009 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s Investors Service (Moody’s)	P-1	Aaa	negative
Standard & Poor’s (S&P)	A-1+	AA-	stable
Fitch Ratings (Fitch)	F1+	AA	stable
Dominion Bond Rating Services (DBRS)	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The table below provides a summary of our future contractual funding commitments.

	April 30					January 31	April 30
	2009					2009	2008
(C$ millions) (1)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$17,086	$23,271	$9,645	$3,002	$53,004	$55,576	$54,484
Covered bonds	94	–	3,392	2,120	5,606	5,445	5,169
Subordinated debentures	121	–	–	7,629	7,750	7,853	7,058
	$17,301	$23,271	$13,037	$12,751	$66,360	$68,874	$66,711

(1)	The amounts presented above exclude accrued interest except for the category “Within 1 year”.

Royal Bank of Canada        Second Quarter 2009        31

Additional financial information

Market environment impacts

We have consolidated our disclosure related to Market environment impacts and certain disclosures related to the Financial Stability Forum (FSF). For additional information about Market environment impacts, refer to our 2008 Annual Report.

The weak economic environment continued through the second quarter of 2009, however, capital market conditions stabilized resulting in lower market environment-related losses in the current quarter compared to the prior quarter. Losses on fair value adjustments on certain RBC debt designated as HFT largely as a result of the tightening of our credit spreads, and additional losses on our exposure to U.S. subprime hedged with MBIA and AFS securities were partially offset by gains on credit valuation adjustments as counterparty credit spreads tightened. These losses reduced revenue by $556 million, comprised of $224 million on impacted portfolios and $332 million related to credit spreads. Net income was reduced by $296 million. We believe that credit spreads will further tighten as market participants anticipate improvement in current economic conditions, impacting the perceived credit risk assessed on certain financial instruments. Prospectively, (losses)/gains on fair value adjustments on certain RBC debt designated as HFT and credit valuation adjustments will be recognized as our and our counterparties’ credit spreads tighten.

Summary of market environment impacts – gains (losses)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2009	2009	2008	2009	2008
Gains (losses) on impacted portfolios
Held-for-trading (HFT) (1)	$(95)	$(824)	$(787)	$(919)	$(1,217)
Available-for-sale (AFS)	(129)	(252)	(67)	(381)	(67)
Revenue impacts	$(224)	$(1,076)	$(854)	$(1,300)	$(1,284)
Compensation adjustments	48	275	176	323	308
Income tax recoveries	56	233	242	289	353
Total after-tax and compensation adjustments	$(120)	$(568)	$(436)	$(688)	$(623)
Gains (losses) related to credit spreads
Credit valuation adjustments on derivatives excluding monolines	$128	$(306)	$(7)	$(178)	$(8)
Fair value adjustments on RBC debt designated as HFT	(402)	101	49	(301)	188
Credit default swaps (CDS)	(58)	24	(16)	(34)	51
Revenue impacts	$(332)	$(181)	$26	$(513)	$231
Compensation adjustments	64	73	(2)	137	(58)
Income tax recoveries	92	30	(7)	122	(61)
Total after-tax and related compensation adjustments	$(176)	$(78)	$17	$(254)	$112
Total market environment net income impact	$(296)	$(646)	$(419)	$(942)	$(511)

(1)	U.S. subprime – CDOs of ABS, RMBS, and other losses of $42 million incurred for the three months ended April 30, 2009 were not included in the table above. Losses of $358 million were incurred during the first quarter of 2009 and are included in the table above for the six months ended April 30, 2009. U.S. commercial mortgage-backed securities (CMBS) and U.S. Municipal guaranteed investment contracts (GIC) and other U.S. MBS have not been included in the above table as of the first quarter of 2009. If the table included these portfolios, losses of $18 million and gains of $12 million would have been reported for the combination of these portfolios for the three- and six-months ended April 30, 2009, respectively. The (losses)/gains are not included in the table above as these (losses)/gains are no longer considered a result of the market environment, since our current exposure is not significant.

Held-for-trading losses

U.S. subprime – hedged with MBIA

	As at April 30, 2009							Losses			Losses
	Underlying exposure		Cumulative decline in fair value	Protection from cash collateral (1)	Amount attributable to MBIA CDS	Credit valuation and other adjustments to MBIA CDS	Fair value of MBIA CDS	For the three months ended			For the six months ended
(C$ millions)	Principal/ notional	Fair value						April 30	January 31	April 30	April 30	April 30
								2009	2009	2008	2009	2008
Subprime residential mortgage-backed securities (RMBS)	$1,246	$276
Subprime collateralized debt obligations (CDOs) of ABS	1,123	6
Non-subprime (CDOs of corporate names)	3,141	2,228
Total	$5,510	$2,510	$3,000	$677	$2,323	$(1,140)	$1,183	$89	$440	$204	$529	$283

(1)	Notes payable has been written off to zero as an offset to the losses on the underlying assets.

32        Royal Bank of Canada        Second Quarter 2009

We recognized losses of $89 million of the $95 million of HFT losses during the quarter resulting from declines in the fair value of credit default swaps (CDS) with monoline insurer MBIA that represents the credit protection purchased to hedge our credit risk exposure to super-senior tranches of structured credit transactions, the fair value of the underlying assets and other parameter inputs. As noted in the table above, the credit protection with MBIA covers both subprime- and non-subprime related assets.

U.S. Insurance and Pension solutions

	As at April 30, 2009		Losses			Losses
	Notional (1)	Fair value (1)	For the three months ended			For the six months ended
			April 30 2009	January 31 2009	April 30 2008	April 30 2009	April 30 2008
(C$ millions)
Bank-owned life insurance stable value contracts (BOLI)	$9,530	$7,101	$6	$26	$76	$32	$76

(1)	Notional value represents the total amount of investment value protected under stable value contracts and is reported under stable value products in Note 15 to our unaudited Interim Consolidated Financial Statements. Fair value represents the current estimate of fair value of the investments referenced under the stable value contracts.

We recognized additional HFT losses of $6 million during the quarter, reflecting the change in the value of the assets underlying the investment portfolios of the policies.

As at April 30, 2009, $7,062 million of notional value (fair value of $6,238 million) is invested in unleveraged strategies with underlying assets invested mainly in agency MBS and government securities. The remaining $2,468 million of notional value ($863 million of fair value) relates to a single contract that is invested in both leveraged and unleveraged strategies. Our estimated payment obligation if this contract were surrendered on April 30, 2009 is slightly lower than our previous estimate.

Available-for-sale impacts – Total RBC available-for-sale portfolio

	As at or for the three months ended								For the six months ended
	April 30 2009				January 31 2009		April 30 2008		April 30 2009	April 30 2008
(C$ millions)	Amortized cost (1)	Fair value (1)	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net gains (losses) recognized in income	Net gains (losses) recognized in income
Government and agency	$23,787	$24,193	$406	$(17)	$354	$–	$299	$3	$(17)	$5
Mortgage-backed securities (MBS)	3,745	2,822	(923)	(74)	(944)	(155)	(434)	(73)	(229)	(73)
Asset-backed securities (ABS)	4,638	4,280	(358)	(28)	(462)	(15)	(78)	(1)	(43)	(1)
Corporate debt and other debt	16,311	15,911	(400)	(46)	(453)	(77)	9	(17)	(123)	(30)
Equities	3,456	2,945	(511)	(29)	(658)	(21)	(92)	–	(50)	(8)
Loan substitute securities	256	152	(104)	–	(97)	–	(8)	(1)	–	(1)
Total	$52,193	$50,303	$(1,890)	$(194)	$(2,260)	$(268)	$(304)	$(89)	$(462)	$(108)

(1)	Includes $180 million held-to-maturity (HTM) securities.

The total amortized cost of the AFS portfolio decreased by $2.6 billion from the prior quarter, largely due to the sale of government-guaranteed Canadian RMBS in support of our securitization and funding activities. The decrease was partially offset by the purchase of short-term certificates of deposit, most of which are government guaranteed in support of liquidity management.

Net unrealized losses decreased in the quarter by $370 million, or 16%, to $1.9 billion. The favorable change in net unrealized losses largely reflected an improvement in the prices of Canadian bank shares we hold to economically hedge certain stock-based compensation programs as well as certain insured student loans and auction rate securities (ARS). The improvement in prices largely reflected general changes in the market sentiment. Management believes that the unrealized losses as at April 30, 2009 are temporary in nature and intends to hold them until their value recovers or the security is redeemed or matures. Refer to Note 4 to our unaudited Interim Consolidated Financial Statements for details related to our assessment of securities for other-than-temporary-impairment.

The net loss of $194 million recognized in the second quarter of 2009 ($129 million related to market environment impacts) included $89 million of losses due to impairment, primarily related to a number of private equity holdings and U.S. MBS, as well as $70 million of net loss due to sales of predominantly U.S. MBS and Corporate Loan Obligations (CLOs) and $35 million of losses due to management not attesting to hold certain corporate debt securities and U.S. MBS to maturity. These items mainly reflect management’s efforts to rebalance certain portfolios and manage exposures.

Exposures to selected financial instruments

U.S. subprime and Alt-A exposures

Our net exposures to U.S. subprime and Alt-A comprise approximately .4% of our total assets as at April 30, 2009. Of our total holdings of RMBS, holdings with a fair value of $148 million, net of MBIA hedging of $276 million, may be exposed to U.S. subprime risk. Of this potential exposure, over

103% of our related holdings are rated A and above, and 51% of our related holdings were rated AAA, on a net basis as at April 30, 2009. None of these RMBS were issued within the past year.

Royal Bank of Canada        Second Quarter 2009        33

Of our total holdings of RMBS, holdings with a fair value of $1,279 million, net of hedging, may be exposed to U.S. Alt-A risk. Of this potential exposure, over 78% of our related holdings were rated AAA as at April 30, 2009. Less than 42% of these RMBS were issued within 2006 and 2007.

Of our total holdings of CDOs, holdings of $38 million, net of MBIA hedging of $6 million may be exposed to U.S. subprime or Alt-A risk. This represents less than 13% of our total net unhedged positions in CDOs in which we had direct holdings, which totalled $311 million.

As shown in the table below, changes in assumptions have relatively minor impacts on the net exposures of our U.S. subprime and Alt-A securities. The greatest impact comes from a 20% increase in default rates, which results in a decline of 8% or less in the net fair values of our U.S. subprime and Alt-A securities, as most of our holdings are AAA rated or have a senior ranking in the capital structure. A 25% decrease in pre-payment rates results in a decline of less than 6% in the fair values of our U.S. subprime and Alt-A securities, net of hedging.

Net exposure to CDOs fair value by collateral type

	As at April 30, 2009
(C$ millions)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$424	$1,279	$44	$1,747
Fair value of securities net of hedging by rating
AAA	$75	$1,005	$–
AA	46	73	–
A	32	112	–
BBB	–	1	–
Below BBB- (1)	(5)	88	38
Total	$148	$1,279	$38	$1,465
Fair value of securities net of hedging by vintage
2003 (or before)	$21	$29	$–
2004	25	111	–
2005	99	606	17
2006	3	347	21
2007	–	186	–
Total	$148	$1,279	$38	$1,465
Amortized cost of subprime/Alt-A mortgages (whole loans)	$288	$969	$–	$1,257
Total subprime and Alt-A exposures, net of hedging	$436	$2,248	$38	$2,722
Sensitivities of fair value of securities, net of hedging, to changes in assumptions:
100bp increase in credit spread	$(5)	$(27)	$(1)
100bp increase in interest rates	1	(77)	1
20% increase in default rates	(63)	(45)	(1)
25% decrease in pre-payment rates	(11)	(64)	(1)

(1)	The subprime RMBS exposures in the table above are unhedged positions on protection bought on below BBB- RMBS.

(C$ millions)	Fair value as at April 30 2009
CDOs fair value net of hedging by collateral type
CDOs that may contain U.S. subprime or Alt-A mortgage	$38
Corporate	273
Total CDOs net of hedging	$311

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at April 30, 2009, refer to the Off-balance sheet arrangements section.

Leveraged finance

Our total commitments, both funded and unfunded, are summarized in the following tables by geography and industry, and comprise about .6% of our total assets.

As at
(C$ millions)	April 30, 2009
Exposure by industry
Communications, media and telecommunications	$592
Consumer and industrial products	992
Energy	242
Non-bank financial services	242
Healthcare	335
Infrastructure	1,313
Utilities	366
Real estate	52
Mining	16
Total	$4,150

34        Royal Bank of Canada        Second Quarter 2009

Maximum exposure to loss by client asset type

	As at			Change from
	April 30, 2009			January 31, 2009
(C$ millions)	Unfunded commitments	Funded exposure	Total exposure	Unfunded commitments	Funded exposure	Net change in exposure
Leveraged finance by geography
Canada	$238	$835	$1,073	$8	$1	$9
United States	559	1,000	1,559	69	(39)	30
Europe	334	1,184	1,518	(116)	(88)	(204)
	$1,131	$3,019	$4,150	$(39)	$(126)	$(165)
Leveraged finance by type
Private equity ownership of infrastructure or essential services	$302	$1,009	$1,311	$(88)	$(91)	$(179)
Private equity ownership of other entities	829	2,010	2,839	49	(35)	14
	$1,131	$3,019	$4,150	$(39)	$(126)	$(165)

Direct and indirect monoline insurance

In addition to the monoline insurance previously described, we have direct and indirect monoline insurance on non-subprime assets. The table below shows our direct monoline insurance.

Direct monoline insurance

	As at April 30, 2009
(C$ millions)	Principal/ notional	Fair value
Financial Security Assurance Holdings Ltd.	$369	$37
Syncora Holdings Ltd. (formerly XL Capital Ltd.)	285	4
AMBAC Financial Group	231	16
Total	$885	$57

As at April 30, 2009, we held monoline insurance protection of $885 million against default of the issuer or counterparty on non-subprime trading assets comprising CDOs and CLOs of corporate names and interest rate swaps. The recorded fair value as at April 30, 2009 on these monoline insurance contracts was $57 million.

We also have indirect monoline insurance exposure through assets that we hold and liquidity facilities that we provide. Monoline insurers provide bond insurance for third-party originated assets that we hold, such as U.S. municipal bonds, ARS and GICs, interest rate swaps, public infrastructure bonds and collateralized GICs. In these cases, we obtain a benefit from the insurance protection. The principal/notional value of these assets as at April 30, 2009 is $2,070 million. The majority of these assets are held in our trading book, with changes in fair value reflected in Non-interest income – Trading revenue, and the implied value of the insurance is reflected in the fair value of the asset. In addition, we provide liquidity facilities of $690 million to certain of our customers in respect of their bond issuance programs where monoline insurance was purchased as part of that program of which $29 million was drawn as of April 30, 2009.

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of CMBS was $333 million as at April 30, 2009.

Royal Bank of Canada        Second Quarter 2009        35

Assets and liabilities measured at fair value

As previously noted, we adopted FAS 157 under U.S. GAAP in 2009 which provides measurement guidance and expands disclosure requirements of fair value into a three-level hierarchy. Refer to Note 18 of our unaudited Interim Consolidated Financial Statements for further discussion. Generally financial instruments are considered Level 3 when fair value is determined with at least one significant model assumption which is unobservable in the current market (i.e. limited trading volume) and therefore management exercises their judgment in determining fair value. The following table presents financial instruments carried at fair value with significant level 3 classifications as at April 30, 2009. We note that information contained in the table below does not correspond to previous information disclosed under Canadian GAAP as shown in our 2008 Annual Report and our current unaudited Interim Consolidated Balance Sheets prepared in accordance with Canadian GAAP for current and/or previous periods as this information is on a U.S. GAAP basis only.

	As at April 30, 2009
(C$ millions, except percentage amounts)	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Held-for-trading other than derivatives	$120,476	25%	64%	11%	100%
Available-for-sale	53,452	3%	82%	15%	100%
Loans – Wholesale	4,409	–%	85%	15%	100%
Derivatives	123,764	4%	90%	6%	100%
Other assets	9,527	11%	69%	20%	100%
Financial liabilities
Deposits	$56,849	2%	80%	18%	100%
Derivatives	110,740	1%	92%	7%	100%

(1)	Fair value of assets and liabilities as a percentage of total assets and liabilities measured at fair value on a recurring basis for categories presented in table above and does not reflect the impact of netting.

Level 3 HFT financial instruments other than derivatives include hedge fund investments and certain structured debt securities (ABS, ARS and MBS). Hedge fund investments have certain redemption restrictions and therefore, period-end net asset values are not indicative of fair value. The market for certain structured debt securities was illiquid.

AFS securities classified as level 3 comprise mainly non-agency MBS, student-loan ABS and corporate debt primarily due to illiquidity and unobservable inputs used, such as MBS pre-payment and projected default rates.

Level 3 Wholesale loans are primarily attributable to certain commercial business loans designated as HFT, where there were limited observable transactions on which to base our valuations.

Level 3 Derivatives largely include derivatives referenced to the performance of certain CDOs. Certain inputs into valuation models, such as correlation and certain volatility inputs, were unobservable.

Other assets classified as level 3 are largely comprised of the fair value of non-cash collateral related to our trading activities and corporate bonds which had long maturities and significant unobservable spreads.

Level 3 Deposit liabilities comprise certain term deposits designated as HFT in which our credit spreads were unobservable in particularly for longer-dated transactions.

Changes related to the observability of inputs may result in reclassifications in hierarchy levels between reporting periods. During the six months ended April 30, 2009, we have reclassified approximately $1 billion from Level 3 to Level 2, due to improved observability of prices related to certain municipal bonds. For the six months ended April 30, 2009, net sales of Level 3 trading securities of $6 billion, were largely driven by reductions in hedge fund investments and certain structured debt securities.

36        Royal Bank of Canada        Second Quarter 2009

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

(C$ millions)	April 30 2009 (1)	January 31 2009 (1)	October 31 2008 (1)	April 30 2008 (1)
Assets

Cash and due from banks	$9,342	$10,199	$11,086	$5,958
Interest-bearing deposits with banks	11,297	15,362	20,041	12,349
Securities
Trading	126,252	119,637	122,508	140,516
Available-for-sale	50,303	52,545	48,626	34,836
	176,555	172,182	171,134	175,352
Assets purchased under reverse repurchase agreements and securities borrowed	42,290	40,930	44,818	61,561
Loans
Retail	193,195	192,988	195,455	181,802
Wholesale	87,389	92,941	96,300	77,822
	280,584	285,929	291,755	259,624
Allowance for loan losses	(2,790)	(2,493)	(2,215)	(1,730)
	277,794	283,436	289,540	257,894
Other
Customers’ liability under acceptances	11,146	11,240	11,285	11,257
Derivatives	123,259	144,376	136,134	71,743
Premises and equipment, net (2)	2,418	2,463	2,471	1,970
Goodwill	8,819	9,948	9,977	6,165
Other intangibles (2)	2,150	2,196	2,042	1,344
Other assets	15,253	20,844	25,331	21,878
	163,045	191,067	187,240	114,357
	$680,323	$713,176	$723,859	$627,471
Liabilities and shareholders’ equity

Deposits
Personal	$146,476	$142,414	$139,036	$125,543
Business and government	239,580	251,849	269,994	238,539
Bank	25,771	28,587	29,545	35,343
	411,827	422,850	438,575	399,425
Other
Acceptances	11,146	11,240	11,285	11,257
Obligations related to securities sold short	35,540	31,701	27,507	43,264
Obligations related to assets sold under repurchase agreements and securities loaned	28,871	32,370	32,053	28,278
Derivatives	110,284	130,196	128,705	71,551
Insurance claims and policy benefit liabilities	8,002	7,880	7,385	7,556
Other liabilities	29,011	31,276	35,809	29,599
	222,854	244,663	242,744	191,505
Subordinated debentures	7,629	7,784	8,131	6,952
Trust capital securities	1,398	1,399	1,400	1,397
Preferred share liabilities	–	–	–	300
Non-controlling interest in subsidiaries	2,150	2,308	2,371	2,024
Shareholders’ equity
Preferred shares	4,813	3,813	2,663	2,263
Common shares (shares issued – 1,408,392,720; 1,406,972,825; 1,341,260,229 and 1,294,084,061)	12,730	12,694	10,384	8,184
Contributed surplus	239	242	242	245
Treasury shares – preferred (shares held – 93,900; 75,600; 259,700 and 332,044)	(2)	(2)	(5)	(7)
– common (shares held – 1,630,407; 1,804,551; 2,258,047 and 2,117,985)	(78)	(88)	(104)	(99)
Retained earnings (1)	19,229	20,060	19,816	18,831
Accumulated other comprehensive (loss) income	(2,466)	(2,547)	(2,358)	(3,549)
	34,465	34,172	30,638	25,868
	$680,323	$713,176	$723,859	$627,471

(1)	Opening retained earnings as at November 1, 2006 has been restated. Refer to Note 1.
(2)	Comparative information has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to Note 1.

Royal Bank of Canada        Second Quarter 2009        37

Consolidated Statements of Income (unaudited)

	For the three months ended			For the six months ended
(C$ millions)	April 30 2009	January 31 2009	April 30 2008	April 30 2009	April 30 2008
Interest income
Loans	$3,287	$3,589	$3,693	$6,876	$7,623
Securities	1,638	1,871	1,834	3,509	3,644
Assets purchased under reverse repurchase agreements and securities borrowed	242	393	728	635	1,629
Deposits with banks	43	86	120	129	270
	5,210	5,939	6,375	11,149	13,166
Interest expense
Deposits	1,699	2,351	3,061	4,050	6,553
Other liabilities	443	546	1,025	989	2,102
Subordinated debentures	92	101	80	193	161
	2,234	2,998	4,166	5,232	8,816
Net interest income	2,976	2,941	2,209	5,917	4,350
Non-interest income
Insurance premiums, investment and fee income	1,232	1,346	800	2,578	1,641
Trading revenue	703	(126)	(303)	577	(41)
Investment management and custodial fees	384	419	427	803	860
Mutual fund revenue	311	327	385	638	760
Securities brokerage commissions	355	321	309	676	642
Service charges	394	387	323	781	647
Underwriting and other advisory fees	213	199	163	412	379
Foreign exchange revenue, other than trading	129	167	149	296	315
Card service revenue	164	218	134	382	293
Credit fees	133	113	84	246	192
Securitization revenue	465	348	121	813	187
Net loss on available-for-sale securities	(195)	(270)	(89)	(465)	(109)
Other	(503)	551	242	48	485
Non-interest income	3,785	4,000	2,745	7,785	6,251
Total revenue	6,761	6,941	4,954	13,702	10,601
Provision for credit losses	974	747	349	1,721	642
Insurance policyholder benefits, claims and acquisition expense	958	1,076	548	2,034	1,164

Non-interest expense
Human resources	2,189	2,290	1,800	4,479	3,792
Equipment (1)	273	255	221	528	441
Occupancy	267	251	232	518	446
Communications	203	170	178	373	339
Professional fees	131	125	127	256	261
Outsourced item processing	82	72	82	154	159
Amortization of other intangibles (1)	116	110	81	226	151
Other	314	349	249	663	501
	3,575	3,622	2,970	7,197	6,090
Goodwill impairment charge	1,000	–	–	1,000	–
Income before income taxes	254	1,496	1,087	1,750	2,705
Income taxes	266	438	156	704	499
Net (loss) income before non-controlling interest	(12)	1,058	931	1,046	2,206
Non-controlling interest in net income of subsidiaries	38	5	3	43	33
Net (loss) income	$(50)	$1,053	$928	$1,003	$2,173
Preferred dividends	(55)	(41)	(23)	(96)	(47)
Net (loss) income available to common shareholders	$(105)	$1,012	$905	$907	$2,126
Average number of common shares (in thousands)	1,405,772	1,366,868	1,287,245	1,385,995	1,280,616
Basic (loss) earnings per share (in dollars)	$(.07)	$.74	$.70	$.65	$1.66
Average number of diluted common shares (in thousands)	1,417,038	1,379,191	1,298,069	1,397,831	1,292,291
Diluted (loss) earnings per share	$(.07)	$.73	$.70	$.65	$1.64
Dividends per share (in dollars)	$.50	$.50	$.50	$1.00	$1.00

(1)	Comparative information has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to Note 1.

38        Royal Bank of Canada        Second Quarter 2009

Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2009	2009	2008	2009	2008
Comprehensive income
Net (loss) income	$(50)	$1,053	$928	$1,003	$2,173

Other comprehensive income, net of taxes
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	133	(476)	(215)	(343)	(205)
Reclassification of losses on available-for-sale securities to income	52	171	12	223	22
	185	(305)	(203)	(120)	(183)
Foreign currency translation adjustments
Unrealized foreign currency translation (losses) gains	(784)	178	55	(606)	1,065
Reclassification of losses (gains) on foreign currency translation to income	2	(1)	(2)	1	(2)
Net foreign currency translation gains (losses) from hedging activities	613	(19)	(46)	594	(742)
	(169)	158	7	(11)	321
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	76	(41)	(144)	35	(467)
Reclassification of gains on derivatives designated as cash flow hedges to income	(11)	(1)	(16)	(12)	(14)
	65	(42)	(160)	23	(481)
Other comprehensive income (loss)	81	(189)	(356)	(108)	(343)
Total comprehensive income	$31	$864	$572	$895	$1,830

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2009 (1)	2009 (1)	2008 (1)	2009 (1)	2008 (1)
Preferred shares
Balance at beginning of period	$3,813	$2,663	$2,050	$2,663	$2,050
Issued	1,000	1,150	213	2,150	213
Balance at end of period	4,813	3,813	2,263	4,813	2,263
Common shares
Balance at beginning of period	12,694	10,384	7,328	10,384	7,300
Issued	36	2,310	856	2,346	890
Purchased for cancellation	–	–	–	–	(6)
Balance at end of period	12,730	12,694	8,184	12,730	8,184
Contributed surplus
Balance at beginning of period	242	242	267	242	235
Renounced stock appreciation rights	(3)	–	–	(3)	(2)
Stock-based compensation awards	–	(8)	(18)	(8)	9
Other	–	8	(4)	8	3
Balance at end of period	239	242	245	239	245
Treasury shares – preferred
Balance at beginning of period	(2)	(5)	(6)	(5)	(6)
Sales	2	5	7	7	11
Purchases	(2)	(2)	(8)	(4)	(12)
Balance at end of period	(2)	(2)	(7)	(2)	(7)
Treasury shares – common
Balance at beginning of period	(88)	(104)	(119)	(104)	(101)
Sales	11	28	41	39	48
Purchases	(1)	(12)	(21)	(13)	(46)
Balance at end of period	(78)	(88)	(99)	(78)	(99)
Retained earnings
Balance at beginning of period (1)	20,060	19,816	18,578	19,816	18,047
Net (loss) income	(50)	1,053	928	1,003	2,173
Preferred share dividends	(55)	(41)	(23)	(96)	(47)
Common share dividends	(704)	(702)	(647)	(1,406)	(1,285)
Premium paid on common shares purchased for cancellation	–	–	–	–	(49)
Issuance costs and other	(22)	(66)	(5)	(88)	(8)
Balance at end of period	19,229	20,060	18,831	19,229	18,831
Accumulated other comprehensive (loss) income
Transition adjustment – Financial instruments	(45)	(45)	(45)	(45)	(45)
Unrealized gains and losses on available-for-sale securities	(1,188)	(1,373)	(248)	(1,188)	(248)
Unrealized foreign currency translation gains and losses, net of hedging activities	(813)	(644)	(2,886)	(813)	(2,886)
Gains and losses on derivatives designated as cash flow hedges	(420)	(485)	(370)	(420)	(370)
Balance at end of period	(2,466)	(2,547)	(3,549)	(2,466)	(3,549)
Retained earnings and Accumulated other comprehensive income	16,763	17,513	15,282	16,763	15,282
Shareholders’ equity at end of period	$34,465	$34,172	$25,868	$34,465	$25,868

(1)	Opening retained earnings as at November 1, 2006 has been restated. Refer to Note 1.

Royal Bank of Canada        Second Quarter 2009        39

Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the six months ended
(C$ millions)	April 30 2009	January 31 2009	April 30 2008	April 30 2009	April 30 2008
Cash flows from operating activities
Net (loss) income	$(50)	$1,053	$928	$1,003	$2,173
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	974	747	349	1,721	642
Depreciation (1)	98	95	81	193	154
Future income taxes	(227)	(277)	(277)	(504)	(460)
Impairment of goodwill and amortization of other intangibles (1)	1,116	110	81	1,226	151
Gain on sale of premises and equipment	(3)	(4)	(4)	(7)	(8)
Gain on loan securitizations	(461)	(365)	(77)	(826)	(99)
Loss (gain) on available-for-sale securities	70	(12)	(12)	58	(22)
Writedown of available-for-sale securities	124	280	101	404	129
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	122	495	(2)	617	273
Net change in accrued interest receivable and payable	433	(398)	66	35	165
Current income taxes	1,444	225	(78)	1,669	(1,613)
Derivative assets	21,117	(8,242)	1,602	12,875	(5,158)
Derivative liabilities	(19,912)	1,491	(2,576)	(18,421)	(459)
Trading securities	(4,806)	4,332	10,706	(474)	8,393
Net change in brokers and dealers receivable and payable	754	2,909	(671)	3,663	745
Other	1,725	(2,052)	(3,213)	(327)	(4,625)
Net cash from operating activities	2,518	387	7,004	2,905	381
Cash flows used in investing activities
Change in interest-bearing deposits with banks	4,065	4,679	1,315	8,744	(468)
Change in loans, net of loan securitizations	(2,612)	(4,773)	(11,360)	(7,385)	(21,993)
Proceeds from loan securitizations	8,743	7,797	3,001	16,540	4,504
Proceeds from sale of available-for-sale securities	2,347	5,210	5,125	7,557	6,065
Proceeds from maturity of available-for-sale securities	4,280	2,857	4,044	7,137	9,883
Purchases of available-for-sale securities	(7,287)	(10,709)	(8,000)	(17,996)	(16,265)
Net acquisitions of premises and equipment and software	(230)	(156)	(322)	(386)	(589)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(1,360)	3,888	14,847	2,528	2,741
Net cash used in acquisitions	(27)	–	(855)	(27)	(864)
Net cash from (used in) investing activities	7,919	8,793	7,795	16,712	(16,986)
Cash flows from financing activities
Change in deposits	(11,494)	(15,725)	(1,201)	(27,219)	28,010
Repayment of subordinated debentures	(159)	(500)	–	(659)	(500)
Issue of subordinate debentures	–	–	1,000	–	1,000
Issue of preferred shares	1,000	1,150	213	2,150	213
Issue of RBC Trust Capital Securities (RBC TruCS)	–	–	500	–	500
Issue of common shares	17	2,310	25	2,327	57
Purchase of common shares for cancellation	–	–	–	–	(55)
Sales of treasury shares	13	33	48	46	59
Purchase of treasury shares	(3)	(14)	(29)	(17)	(58)
Dividends paid	(727)	(696)	(662)	(1,423)	(1,323)
Issuance costs	(16)	(61)	(5)	(77)	(5)
Dividends/distributions paid by subsidiaries to non-controlling interests	(1)	(1)	(1)	(2)	(31)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(3,499)	317	(11,982)	(3,182)	(8,493)
Change in obligations related to securities sold short	3,839	4,194	(1,048)	8,033	(1,425)
Change in short-term borrowings of subsidiaries	(191)	(1,177)	99	(1,368)	260
Net cash (used in) from financing activities	(11,221)	(10,170)	(13,043)	(21,391)	18,209
Effect of exchange rate changes on cash and due from banks	(73)	103	15	30	128
Net change in cash and due from banks	(857)	(887)	1,771	(1,744)	1,732
Cash and due from banks at beginning of period	10,199	11,086	4,187	11,086	4,226
Cash and due from banks at end of period	$9,342	$10,199	$5,958	$9,342	$5,958

Supplemental disclosure of cash flow information
Amount of interest paid in period	$2,193	$3,585	$4,010	$5,778	$8,901
Amount of income taxes (recovery) paid in period	$(19)	$(193)	$312	$(212)	$1,816

(1)	Comparative information has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to Note 1.

40        Royal Bank of Canada        Second Quarter 2009

Notes to the Interim Consolidated Financial Statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share and percentage amounts)

These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31, 2008 (2008 Annual Consolidated Financial Statements), except as described below in Note 1. Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the 2008 Annual Consolidated Financial Statements, and the accompanying notes included on pages 132 to 200 in our 2008 Annual Report to Shareholders. In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Accounting adjustments

During the first quarter of 2009, we corrected the following errors pertaining to prior periods: an under accrual of $90 million ($62 million after-tax) of our card points liability; a $63 million ($43 million after-tax) over capitalization of software development costs; and a $15 million understatement of income taxes. These errors are not material to the periods to which they relate. However, as correcting the errors in the first quarter of 2009 would have materially distorted net income for that quarter, we corrected them by decreasing the opening retained earnings for the quarter ended January 31, 2007 by $120 million.

Significant accounting changes

Goodwill and Intangible Assets

On November 1, 2008, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook section 3064, Goodwill and Intangible Assets (Section 3064). Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. The CICA's Emerging Issues Committee (EIC) Abstract No. 27, Revenues and Expenditures During the Pre-operating Period, is no longer applicable once Section 3064 has been adopted. As a result of adopting Section 3064, we have reclassified $789 million of software from Premises and equipment to Other intangibles on our Consolidated Balance Sheets as at November 1, 2008 and corresponding depreciation of $221 million from Non-interest expense—Equipment to Non-interest expense—Amortization of other intangibles on our Consolidated Statements of Income for the year ended October 31, 2008.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the EIC issued Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC-173). EIC-173 requires an entity to take into account its own credit risk and that of the relevant counterparties when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC, which was effective for us on November 1, 2008, had no impact on our financial position or results of operations because we had been incorporating the aforementioned credit risks into our valuation methodology before the EIC was issued.

Future accounting changes

Business Combinations, Consolidated Financial Statements, and Non-controlling Interests

On January 5, 2009, the CICA issued three new accounting standards: Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests. Section 1582 provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Acquisition-related costs must be accounted for as expenses in the periods they are incurred, except for costs incurred to issue debt or share capital. This new standard will be applicable for acquisitions we complete on or after November 1, 2011 although adoption in 2010 is permitted to facilitate the transition to International Financial Reporting Standards in 2011.

Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date; Section 1602 establishes standards for the accounting and presentation of non-controlling interest. These new standards must be adopted concurrently with Section 1582.

Note 2: Goodwill impairment testing

As disclosed in our financial statements for the quarter ended January 31, 2009, during that quarter, we conducted the first of a two-step process to determine whether the goodwill of the International Banking reporting unit was impaired. Our International Banking segment comprises two reporting units: International Banking, which is primarily comprised of RBC Bank (USA), RBTT Financial Group (RBTT), and our legacy Caribbean banking business, and Institutional Investor Services which is operated through our joint venture, RBC Dexia Investor Services. The results of the first step, which involved comparing the fair value of a reporting unit to its carrying value, including goodwill, indicated that the fair value of the International Banking reporting unit was below its carrying value, suggesting that the $4.6 billion of goodwill assigned to this reporting unit may be impaired. The fair value was determined primarily using an earnings-based approach which incorporated the reporting unit’s internal forecasts of revenues and expenses. We commenced but were unable to complete step two of the impairment assessment to determine the amount of the potential impairment loss, if any, before issuing our financial statements for the quarter ended January 31, 2009.

Under the second step of the goodwill impairment test, the implied fair value of goodwill is determined by valuing a reporting unit’s tangible and intangible assets and liabilities in a manner similar to that applied in allocating a purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down by the difference. We completed this step of the testing during the second quarter ended April 30, 2009 and determined that the goodwill of our International Banking reporting unit was impaired by $1 billion. This impairment reflects the continuing impact of the deterioration in the overall U.S. economic environment, including declines in the U.S. housing market and in the market value of U.S. banks. During the course of completing the second step of the test for the International Banking reporting unit, RBC Bank (USA), which is a component of that unit, finalized its annual test and recorded an impairment charge in its stand-alone financial statements for the year ended December 31, 2008. The $1 billion impairment charge impacts our United States geographic results and has been recorded in our International Banking business segment; refer to Note 16.

Royal Bank of Canada        Second Quarter 2009        41

Note 3: Fair values of financial instruments

Reclassification of financial instruments

As reported in Note 3 to our 2008 Annual Consolidated Financial Statements, as of August 1, 2008, we had reclassified certain securities from the held-for-trading category to available-for-sale in accordance with the CICA’s amendments to Sections 3855, 3861 and 3862. Current quarter information regarding these securities and additional mortgage-backed securities (MBS) that were reclassified but not included in the table entitled “Reclassification of securities from held-for-trading securities to available-for-sale” in Note 3 to our 2008 Annual Consolidated Financial Statements, is presented in the following table:

			For the three months ended April 30, 2009		For the six months ended April 30, 2009
	Total carrying value and fair value as at April 30, 2009	Total carrying value and fair value as at October 31, 2008	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)
Financial assets
U.S. state, municipal and agency debt	$3,926	$4,358	$63	$16	$51	$55
Mortgage-backed securities	722	980	(37)	(21)	(176)	9
Asset-backed securities	580	1,324	(26)	5	6	12
Corporate debt and other debt	574	593	19	3	7	9
	$5,802	$7,255	$19	$3	$(112)	$85

(1)	The total amount includes the change in fair value of $43 million related to securities and debt redeemed or sold during the three months ended April 30, 2009 (six months ended April 30, 2009 – $36 million). This amount excludes any principal draw downs or redemptions on these securities and debt.
(2)	The total amount includes net loss of $35 million related to securities and debt redeemed or sold during the three months ended April 30, 2009 (six months ended April 30, 2009 – net loss of $31 million).

Financial instruments designated as held-for-trading using the fair value option

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets as at April 30, 2009 and April 30, 2008. We measure the change in the fair value of loans and receivables designated as held-for-trading due to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in fair value calculated using the appropriate risk-free yield curves.

	April 30, 2009
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2008 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2008	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$4,050	$4,050	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	18,045	18,045	–	–	–	–	–
Loans – Wholesale	4,409	4,409	34	(126)	838	(51)	16
Total	$26,504	$26,504	$34	$(126)	$838	$(51)	$16

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

	April 30, 2008
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2007 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2007	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$3,545	$3,545	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	21,936	21,936	–	–	–	–	–
Loans – Wholesale	4,047	4,101	(63)	(117)	1,170	17	27
Total	$29,528	$29,582	$(63)	$(117)	$1,170	$17	$27

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

42        Royal Bank of Canada        Second Quarter 2009

Note 3: Fair values of financial instruments (continued)

The following table presents the changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturity amounts and carrying values. In order to determine the change during a quarter in the fair value of a financial liability that we have designated as held-for-trading, we calculate the present value of the instrument's contractual cash flows using rates as at the beginning of the quarter: first, using an observed discount rate that reflects our credit spread and, again, using a rate that excludes our credit spread. We then compare the difference between those values to the difference between the same calculations using rates at the end of the period.

	April 30, 2009
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2008 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1), (2)
Term deposits
Personal	$764	$739	$(25)	$13	$(33)
Business and government (3)	47,239	47,249	10	282	(282)
Bank (4)	8,861	8,861	–	–	(4)
Total term deposits	$56,864	$56,849	$(15)	$295	$(319)
Obligations related to assets sold under repurchase agreements and securities loaned	$15,722	$15,723	$1	$–	$–
Subordinated debentures	121	87	(34)	6	(43)
Total	$72,707	$72,659	$(48)	$301	$(362)

(1)	The cumulative change attributable to changes in our credit spread is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	We determined during the quarter that for deposit notes designated as held-for-trading using the fair value option, the cumulative change in the fair value reported in prior periods was understated by $40 million. The cumulative change amount reported in the table reflects this adjustment which had no impact on our consolidated results of operations.
(3)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(4)	Bank refers to regulated banks.

	April 30, 2008
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2007 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$1,981	$1,902	$(79)	$(8)	$(14)
Business and government (2)	56,154	56,139	(15)	(167)	(241)
Bank (3)	7,447	7,446	(1)	–	(1)
Total term deposits	$65,582	$65,487	$(95)	$(175)	$(256)
Obligations related to assets sold under repurchase agreements and securities loaned	$18,387	$18,380	$(7)	$–	$–
Subordinated debentures	97	80	(17)	(13)	(20)
Total	$84,066	$83,947	$(119)	$(188)	$(276)

(1)	The cumulative change attributable to changes in our credit spread is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

Deferred unrealized gains or losses at inception

During the second quarter of 2009, we revised the valuation model that we use to fair value the stable value contracts on bank-owned life insurance policies and 401(k) products, as a result of newly available data and information. The $7 million difference between the fair values previously reported and the fair values determined using the new valuation model is a change in accounting estimate and has been recognized in the current period net income. The new valuation model eliminates the requirement for deferred unrealized gains or losses at inception on these instruments which is reflected in the table below. Prior to the adoption of the new valuation model, the deferred unrealized gains at inception were offset against the fair value of these contracts. There was no material impact on the prior period results of operation due to the change in accounting estimate.

	As at and for the three months ended
	April 30 2009	January 31 2009	April 30 2008

Deferred unrealized gains not yet recognized in net income, as at beginning of period	$188	$198	$180
Less: Adjustments	(130)	–	–
Adjusted balance, as at beginning of period	$58	$198	$180
Add: Deferred unrealized losses arising during the period	(3)	–	(1)
Less: Deferred gains reclassified to net income during the period	–	10	2
Deferred unrealized gains, as at end of period	$55	$188	$177

Royal Bank of Canada        Second Quarter 2009        43

Note 4: Unrealized gains and losses on Available-for-sale securities

The following table presents the gross unrealized gains and unrealized losses on Available-for-sale securities (1).

	As at
	April 30, 2009				October 31, 2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$11,168	$546	$(4)	$11,710	$13,123	$422	$(1)	$13,544
Provincial and municipal	1,094	37	(1)	1,130	674	5	(1)	678
U.S. federal, state, municipal and agency debt	8,812	121	(303)	8,630	9,230	16	(356)	8,890
Other OECD government debt (2)	2,713	13	(3)	2,723	1,271	4	(1)	1,274
Mortgage-backed securities	3,745	4	(927)	2,822	4,280	4	(734)	3,550
Asset-backed securities	4,638	13	(371)	4,280	5,192	11	(407)	4,796
Corporate debt and other debt	16,311	306	(706)	15,911	13,301	136	(453)	12,984
Equities	3,456	7	(518)	2,945	3,057	4	(378)	2,683
Loan substitute securities	256	–	(104)	152	256	–	(29)	227
	$52,193	$1,047	$(2,937)	$50,303	$50,384	$602	$(2,360)	$48,626

(1)	Includes $180 million (October 31, 2008 – $205 million) held-to-maturity securities.
(2)	OECD stands for Organisation of Economic Co-operation and Development.

Available-for-sale and held-to-maturity securities are assessed for impairment at each reporting date and more frequently when conditions warrant. Our impairment review is primarily based on the factors described in Note 1 to our 2008 Annual Consolidated Financial Statements. We apply a consistent methodology and approach in assessing whether it is probable that the cost of the security would be recovered; the methodology applied may vary depending on the nature of the security. For a detailed description of the types of securities held, refer to Note 3 of the 2008 Annual Consolidated Financial Statements.

When assessing other-than-temporary impairment for debt instruments including Canadian and U.S. Government, Agency and Corporate debt and perpetual preferred shares we primarily considered counterparty ratings and security-specific factors, including collateral, external ratings, subordination and other market factors. In assessing other-than-temporary impairment for complex debt instruments including U.S. MBS, ABS and other structured products, we primarily used cash flow projection models. These models incorporate actual and projected cash flows using a number of assumptions and inputs that are based on security-specific factors. In the case of U.S. MBS, the cash flows are estimated for each loan with consideration for the transaction structure, subordination and in some cases credit enhancements. The inputs are generally based on current market data provided by a third-party vendor including housing prices by metropolitan statistical area, and default and prepayment rates. Management also applies certain assumptions including the expectation of future housing price trends.

Equity securities do not have contractual cash flows so they are evaluated differently than debt securities. Equity securities held at cost and those with unrealized losses are assessed for other-than temporary impairment by estimating the recoverable value and the period of recovery. We also consider the factors influencing the length of time and extent the fair value has been less than cost, the financial condition and near term prospects of the issuer. For securities where the fair value had been less than cost for greater than twelve months, we have conducted very detailed analysis and documented management’s conclusions.

Unrealized gains increased by $445 million or 74% to $1 billion for the six months period ended April 30, 2009. The increase in government and corporate debt primarily reflects changes in interest rates during the period. Unrealized losses also increased in the corresponding period by $577 million largely reflecting a higher level of unrealized losses on corporate debt and U.S. MBS due to the further widening of credit spreads. Also contributing to the increase was the decline in the value of Canadian bank shares we hold to economically hedge certain stock-based compensation programs. While their share prices are under pressure due to the current market conditions, these banks are well capitalized, continue to have access to the capital markets to raise common and preferred equity, continue to generate strong earnings and continue to pay dividends, and have an established history of share price recovery linked to economic conditions.

Management believes that the unrealized losses on the above-mentioned securities as at April 30, 2009 are temporary in nature and intends to hold them until their value recovers or the security is redeemed or matures.

Impairment loss recognized

When we determine that a security is other-than-temporarily impaired, the amortized cost of the security is written down to fair value and the previously unrealized loss is reclassified from Accumulated other comprehensive income (AOCI) to net income. During the quarter ended April 30, 2009, $124 million (April 30, 2008 – $101 million) of impairment losses on Available-for-sale securities that we deemed to be other-than-temporary were recognized in net income.

44        Royal Bank of Canada        Second Quarter 2009

Note 5: Allowance for loan losses and impaired loans

	As at April 30, 2009						As at October 31, 2008
	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other adjust- ments (1)	Balance at end of period	Balance at end of period
Specific allowances
Retail
Residential mortgages	$40	$(20)	$–	$30	$–	$50	$30
Personal	173	(202)	16	198	(2)	183	161
Credit cards	–	(112)	13	99	–	–	–
Small business (2)	21	(14)	1	13	(1)	20	17
	$234	$(348)	$30	$340	$(3)	$253	$208
Wholesale
Business (3), (4)	$657	$(442)	$105	$411	$(2)	$729	$559
Total	$891	$(790)	$135	$751	$(5)	$982	$767
General allowance
Retail
Residential mortgages	$16	$–	$–	$14	$–	$30	$20
Personal	517	–	–	98	(6)	609	461
Credit cards	296	–	–	2	(1)	297	270
Small business (2)	47	–	–	–	–	47	47
	$876	$–	$–	$114	$(7)	$983	$798
Wholesale
Business (3)	$726	$–	$–	$109	$(10)	$825	$650
Allowance for off-balance sheet and other items	$86	$–	$–	$–	$–	$86	$84
Total	$1,688	$–	$–	$223	$(17)	$1,894	$1,532
Total allowance for credit losses	$2,579	$(790)	$135	$974	$(22)	$2,876	$2,299
Allowance for off-balance sheet and other items (5)	(86)	–	–	–	–	(86)	(84)
Total allowance for loan losses	$2,493	$(790)	$135	$974	$(22)	$2,790	$2,215
(1)	Primarily represents the translation impact of foreign currency-denominated allowance for loan losses. Included in the General allowance adjustments is $4 million related to the loans acquired in connection with the acquisition of RBTT Financial Group.
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes $14 million (October 31, 2008 – $65 million) of allowance for loan losses and $113 million (October 31, 2008 – nil) of write-offs related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	The majority of the $105 million recovered during the quarter relates to one prime brokerage client.
(5)	The allowance for off-balance sheet and other items is reported separately under Other liabilities.

A loan is considered past due when a counterparty has not made a payment by contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either (i) less than 90 days past due, or (ii) fully secured and collection efforts are reasonably expected to result in repayment. Credit card balances are written off when a payment is 180 days in arrears.

Loans past due but not impaired

	As at April 30, 2009				As at October 31, 2008
	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail	$2,983	$1,389	$302	$4,674	$3,043	$1,245	$253	$4,541
Wholesale	1,695	630	33	2,358	1,748	560	94	2,402
Total	$4,678	$2,019	$335	$7,032	$4,791	$1,805	$347	$6,943

Royal Bank of Canada        Second Quarter 2009        45

Note 5: Allowance for loan losses and impaired loans (continued)

Impaired loans (1)

	As at
	April 30, 2009			October 31, 2008
	Gross	Specific allowances	Net	Net
Retail
Residential mortgages	$569	$(50)	$519	$310
Personal	424	(183)	241	187
Small business (2)	54	(20)	34	23
	$1,047	$(253)	$794	$520
Wholesale
Business (3)	$3,170	$(729)	$2,441	$1,636
Total	$4,217	$(982)	$3,235	$2,156

(1)	Average balance of gross impaired loans for the six months ended April 30, 2009, was $3,560 million (October 31, 2008 – $2,321 million).
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes gross and net impaired loans of $88 million (October 31, 2008 – $203 million) and $74 million (October 31, 2008 – $138 million), respectively, related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.

During the quarter ended April 30, 2009, we acquired $87 million of assets in respect of problem loans (quarter ended October 31, 2008 –

$64 million). The related reduction in the Allowance for credit losses was $12 million (quarter ended October 31, 2008 – $36 million).

Note 6: Securitizations

Securitization activity for the three months ended

	April 30 2009 (1)		January 31 2009 (1)		April 30 2008
	Canadian residential mortgage loans (2), (3), (6)	U.S. residential mortgage loans (4)	Canadian residential mortgage loans (2), (3), (6)	U.S. residential mortgage loans (4)	Credit card loans (2), (5)	Canadian residential mortgage loans (2), (3), (6)	U.S. residential mortgage loans (4)
Securitized and sold	$8,659	$121	$7,590	$291	$1,047	$1,800	$154
Net cash proceeds received	8,622	121	7,505	292	1,000	1,800	155
Asset-backed securities purchased	–	–	–	–	46	–	–
Retained rights to future excess interest	498	–	449	–	7	70	–
Pre-tax gain (loss) on sale, net of hedging activities	412	–	257	1	6	66	1

(1)	We did not securitize any credit card loans during the period.
(2)	We did not recognize an asset or liability for our servicing rights with respect to the securitized loans as we received adequate compensation for our services.
(3)	Canadian insured residential mortgage loans securitized during the quarter through the creation of MBS and retained as at April 30, 2009 were $4,168 million (January 31, 2009 – $3,043 million; April 30, 2008 – $2,514 million). These securities are carried at fair value.
(4)	U.S. residential mortgage loans securitized and sold include insured and non-insured mortgages. None of these securities were retained. In addition, we recognized nominal servicing rights on our U.S. residential mortgage loans securitized and sold during the period.
(5)	With respect to the securitization of credit card loans during the quarter ended April 30, 2008, the net cash proceeds received represents gross cash proceeds of $1,046 million less funds used to purchase notes issued by the Trust with a principle value of $46 million.
(6)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $(49) million (January 31, 2009 – $(107) million; April 30, 2008 – $(4) million).

Securitization activity for the six months ended

	April 30 2009 (1)		April 30 2008
	Canadian residential mortgage loans (2), (3), (7)	U.S. residential mortgage loans (4)	Credit card loans (2), (5)	Canadian residential mortgage loans (2), (3), (7)	U.S. residential mortgage loans (4)	U.S. commercial mortgage loans (2), (6)
Securitized and sold	$16,249	$412	$1,047	$3,050	$252	$166
Net cash proceeds received	16,127	413	1,000	3,040	254	156
Asset-backed securities purchased	–	–	46	–	–	9
Retained rights to future excess interest	947	–	7	103	–	–
Pre-tax gain (loss) on sale, net of hedging activities	669	1	6	89	2	(1)
(1)	We did not securitize any credit card loans during the period.
(2)	We did not recognize an asset or liability for our servicing rights with respect to the securitized loans as we received adequate compensation for our services.
(3)	Canadian insured residential mortgage loans securitized during the six-month period through the creation of mortgage-backed securities and retained as at April 30, 2009 were $7,092 million (April 30, 2008 – $3,498 million). These securities are carried at fair value.
(4)	U.S. residential mortgage loans securitized and sold include insured and non-insured mortgages. None of these securities were retained. In addition, we recognized nominal servicing rights on our U.S. residential mortgage loans securitized and sold during the period.
(5)	With respect to the securitization of credit card loans during the six months ended April 30, 2008, the net cash proceeds received represents gross cash proceeds of $1,046 million less funds used to purchase notes issued by the Trust with a principal value of $46 million.
(6)	During the six months ended April 30, 2008, the net cash proceeds received represent gross proceeds of $165 million less funds used to purchase notes of $9 million. The principal value of the notes was $10 million.
(7)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $(156) million (April 30, 2008 – $(4) million).

46        Royal Bank of Canada        Second Quarter 2009

Note 6: Securitizations (continued)

The key assumptions used to value the retained interests at the date of securitization for activities during the quarter ended April 30, 2009, are summarized below.

Key assumptions

Canadian residential mortgage loans
Expected weighted average life of prepayable receivables (in years)	2.29
Payment rate	25.82%
Excess spread, net of credit losses	2.68
Discount rate	.57% -1.93%

In addition to the above securitization transactions, our whole loan sales activities are presented in the tables below.

Whole loan sales for the three months ended (1)

	April 30 2009	January 31 2009		April 30 2008
	U.S. residential mortgage loans	U.S. residential mortgage loans	U.S. commercial mortgage loans	U.S. residential mortgage loans	U.S. commercial mortgage loans
Sold	$506	$86	$23	$68	$15
(1)	Gains on whole loan sales are nominal.

Whole loan sales for the six months ended (1)

	April 30 2009		April 30 2008
	U.S. residential mortgage loans	U.S. commercial mortgage loans	U.S. residential mortgage loans	U.S. commercial mortgage loans
Sold	$592	$23	$96	$15
(1)	Gains on whole loan sales are nominal.

Note 7: Derivative financial instruments and hedging activities

The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at April 30, 2009				As at October 31, 2008
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
Derivatives and non-derivative financial instruments	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)
Assets
Derivative financial instruments (2)	$1,637	$2,538	$1,210	$117,874	$879	$1,397	$355	$133,503
Liabilities
Derivative financial instruments (2)	$2,261	$107	$43	$107,873	$1,597	$61	$1,229	$125,818
Non-derivative financial instruments (3)	–	312	5,830	n.a.	–	449	5,886	n.a.
(1)	Includes $202 million of stable value contracts on bank-owned life insurance policies in derivative liabilities (October 31, 2008 – $2 million in derivative assets).
(2)	All derivative instruments are carried at fair value.
(3)	Non-derivative instruments are carried at amortized cost.
n.a.	not applicable

Hedging activities

	For the three months ended April 30, 2009					For the three months ended January 31, 2009					For the three months ended April 30, 2008
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI (1)		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI (1)		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI (1)
Fair value hedges
Ineffective portion	$8	$	n.a.	$	n.a.	$(6)	$	n.a.	$	n.a.	$10	$	n.a.	$	n.a.
Cash flow hedges
Ineffective portion	1		n.a.		n.a.	9		n.a.		n.a.	–		n.a.		n.a.
Effective portion	n.a.		n.a.		76	n.a.		n.a.		(41)	n.a.		n.a.		(144)
Reclassified to income during the period (2)	n.a.		16		n.a.	n.a.		1		n.a.	n.a.		25		n.a.
Net investment hedges
Foreign currency gains (losses)	n.a.		n.a.		(784)	n.a.		n.a.		178	n.a.		n.a.		55
Gains (losses) from hedges	n.a.		n.a.		613	n.a.		n.a.		(19)	n.a.		n.a.		(46)
	$9		$16		$(95)	$3		$1		$118	$10		$25		$(135)
(1)	OCI refers to Other comprehensive income.
(2)	After-tax gains of $11 million were reclassified from AOCI to income for the three months ended April 30, 2009 (three months ended January 31, 2009 – gains of $1 million; three months ended April 30, 2008 – gains of $16 million).
n.a.	not applicable

Royal Bank of Canada        Second Quarter 2009        47

Note 7: Derivative financial instruments and hedging activities (continued)

	For the six months ended April 30, 2009					For the six months ended April 30, 2008
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI (1)		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI (1)
Fair value hedges
Ineffective portion	$2	$	n.a.	$	n.a.	$9	$	n.a.	$	n.a.
Cash flow hedges
Ineffective portion	10		n.a.		n.a.	(7)		n.a.		n.a.
Effective portion	n.a.		n.a.		35	n.a.		n.a.		(467)
Reclassified to income during the period (2)	n.a.		17		n.a.	n.a.		22		n.a.
Net investment hedges
Foreign currency gains (losses)	n.a.		n.a.		(606)	n.a.		n.a.		1,065
Gains (losses) from hedges	n.a.		n.a.		594	n.a.		n.a.		(742)
	$12		$17		$23	$2		$22		$(144)

(1)	OCI refers to Other Comprehensive Income
(2)	After-tax gains of $12 million were reclassified from AOCI to income for the six months ended April 30, 2009 (six months ended April 30, 2008 – gains of $14 million).
n.a.	not applicable

Fair value of derivative instruments by term to maturity

	As at
	April 30, 2009				October 31, 2008
	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1)	$30,415	$49,301	$44,272	$123,988	$136,227
Derivative liabilities	25,924	44,460	39,900	110,284	128,705

(1)	Market and credit valuation adjustments that are determined on an instrument-specific basis are included. For the remaining instruments, these adjustments are determined on a pooled basis and thus have been excluded. Derivative assets exclude market and credit valuation adjustments of $(798) million (October 31, 2008 – $(1,117) million) and margin requirements of $69 million (October 31, 2008 – $1,024 million).

Note 8: Significant acquisitions

2008

International Banking

In February 2008, RBC Bancorporation (USA) completed the acquisition of Alabama National BanCorporation (ANB) and in June 2008, we also completed the acquisition of RBTT. The purchase price allocations of these acquisitions were finalized in the second quarter of 2009 and are set out below along with the details of the purchase consideration:

	ANB	RBTT
Acquisition date	February 22, 2008	June 16, 2008
Percentage of shares acquired	100%	100%
Purchase consideration in the currency of the transaction	Total cash payment of US$934 million and 16.4 million RBC common shares valued at US$49.9067 each	Total cash payment of TT$8.3 billion and 18.2 million RBC common shares at US$48.2540 each
Purchase consideration in Canadian dollar equivalent	$ 1,775	$ 2,281
Fair value of tangible assets acquired (1)	$ 7,444	$ 8,832
Fair value of liabilities assumed (2)	(7,067)	(8,219)
Fair value of identifiable net assets acquired	377	613
Core deposit intangibles (3)	91	160
Goodwill	1,307	1,508
Total purchase consideration	$ 1,775	$ 2,281

(1)	Included in the fair value of tangible assets acquired from ANB are loans of approximately $140 million that have been identified for sale.
(2)	Includes future income tax liabilities of $32 million and $40 million related to the intangible assets acquired for ANB and RBTT, respectively.
(3)	Core deposit intangibles are generally amortized on a straight-line basis over an estimated average useful life of seven years.

48        Royal Bank of Canada        Second Quarter 2009

Note 8: Significant acquisitions (continued)

Wealth Management

In May and June of 2008, we completed the acquisition of Phillips, Hager & North Investment Management Ltd. (PH&N) and Ferris, Baker Watts, Incorporated (FBW), respectively. The purchase price allocations of PH&N and FBW will be finalized in our third quarter of 2009 when the valuation of certain assets and liabilities will be completed. Their preliminary purchase price equations are set out below:

	PH&N	FBW
Acquisition date	May 1, 2008	June 20, 2008
Percentage of shares acquired	100%	100%
Purchase consideration in the currency of the transaction (1)	20.2 million RBC common shares and 6.75 million exchangeable shares of a wholly owned subsidiary of RBC valued at $48.0025 each	Total cash payment of US$27 million and 4.8 million RBC common shares valued at US$48.2485 each
Purchase consideration in Canadian dollar equivalent	$ 1,297	$ 265
Fair value of tangible assets acquired	$ 57	$ 421
Fair value of liabilities assumed (2)	(168)	(301)
Fair value of identifiable net assets acquired	(111)	120
Customer relationships (3)	423	7
Goodwill	985	138
Total purchase consideration	$ 1,297	$ 265

(1)	The exchangeable shares issued for the acquisition of PH&N will be exchanged on a one-for-one basis for RBC common shares three years after closing in accordance with the purchase agreement.
(2)	Includes future income tax liabilities of $115 million and $3 million related to the intangible assets acquired for PH&N and FBW, respectively.
(3)	Customer relationships are amortized on a straight-line basis over an estimated average useful life of 11 years and 7 years for PH&N and FBW, respectively

Other acquisitions

During 2008, we also completed the following acquisitions: (i) on December 4, 2007, International Banking acquired a 50% interest in Fidelity Merchant Bank & Trust Limited, to form a joint venture called Royal Fidelity Merchant Bank & Trust Limited; (ii) on August 4, 2008, Capital Markets acquired Richardson Barr & Co.; and (iii) on October 1, 2008, Canadian Banking acquired ABN AMRO’s Canadian commercial leasing division. We have finalized the purchase price allocation of Fidelity Merchant Bank & Trust Limited and will finalize the purchase price of Richardson Barr & Co. and ABN AMRO's Canadian commercial leasing division later this fiscal year. The combined purchase price of these three acquisitions, which were not material to the respective segments, was $389 million and resulted in goodwill of $26 million.

Note 9: Pension and other post-employment benefits

We offer a number of benefit plans which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended			For the six months ended
	April 30 2009	January 31 2009	April 30 2008	April 30 2009	April 30 2008
Pension benefit expense	$67	$74	$83	$141	$169
Other post-employment benefit expense	24	25	28	49	56

Note 10: Variable interest entities (VIEs)

Montreal Accord

In January 2009, we exchanged the non-bank-sponsored asset-backed commercial paper (ABCP) we held for the notes of Master Asset Vehicle II (MAV II), a variable interest entity established as a result of the restructuring of the non-bank-sponsored ABCP conduits, but are not required to consolidate MAV II as we do not have a majority of its exposure. Refer to Note 10 of our unaudited Interim Consolidated Financial Statements for the first quarter of 2009 for details of the restructuring. Our significant variable interests in MAV II consist of our participation in the margin funding facility and the note investments. As at April 30, 2009, the carrying and fair values of these notes as well as the notional and undrawn amounts of our participation in the margin funding facility remain unchanged from the first quarter of 2009.

Auction Rate Securities Tender Option Bond programs (ARS TOB)

In 2008, we sold auction rate securities (ARS) into ARS TOB programs, and each program consists of a credit enhancement trust and a TOB trust. Refer to Note 6 of the 2008 Annual Consolidated Financial

Statements for details of the ARS TOB programs. Prior to the second quarter of 2009, the residual certificate holder was exposed to a majority of the expected losses of these trusts; as a result, we did not consolidate these trusts. During the second quarter of 2009, the ARS underlying certain of the ARS TOB programs experienced cash flow deterioration which resulted in external rating downgrades. As a result, our updated expected loss calculations indicate that we should consolidate certain of these ARS TOB programs where we are exposed to a majority of the expected losses through our letters of credit and liquidity facilities. The total assets of the ARS TOB programs that we have consolidated this quarter and which support the obligations of the consolidated ARS TOB programs, was $466.7 million as at April 30, 2009, and is classified as Available-for-sale securities on our Consolidated Balance Sheets. We recognized a loss of $30.6 million upon consolidation of these ARS TOB programs. We continue to hold significant variable interests through the provision of the facilities in other unconsolidated ARS TOB programs where the residual certificate holder is exposed to a majority of the expected losses in these trusts.

Royal Bank of Canada        Second Quarter 2009        49

Note 11: Significant capital and funding transactions

Subordinated debentures

We announced on April 23, 2009, our intention to redeem on June 1, 2009, all outstanding 4.18% subordinated debentures due June 1, 2014, for 100% of their principal amount plus accrued interest to the redemption date.

On March 15, 2009, we redeemed all outstanding 6.5% subordinated debentures at maturity at par value of US$125 million (C$159 million).

On January 27, 2009, we redeemed all outstanding 3.96% subordinated debentures due January 27, 2014, for 100% of their principal amount plus accrued interest to the redemption date.

Common shares

On December 22, 2008, and January 6, 2009, we issued approximately 56.8 million and 8.5 million common shares, respectively, in order to supplement our capital position.

Preferred shares issued

	Date of issue	Amount	Par value per share	Initial period annual dividend per share	Initial period annual yield	Earliest redemption date (2)	Dividend reset rate (3)
Preferred shares
First preferred (1)
Non-cumulative, 5-Year Rate Reset Series AX	April 29, 2009	$325	$25	$1.5250	6.10%	November 24, 2014	4.13%
Non-cumulative, 5-Year Rate Reset Series AV	April 1, 2009	400	25	1.5625	6.25%	August 24, 2014	4.42%
Non-cumulative, 5-Year Rate Reset Series AT	March 9, 2009	275	25	1.5625	6.25%	August 24, 2014	4.06%
Non-cumulative, 5-Year Rate Reset Series AR	January 29, 2009	350	25	1.5625	6.25%	February 24, 2014	4.50%
Non-cumulative, 5-Year Rate Reset Series AP	January 14, 2009	275	25	1.5625	6.25%	February 24, 2014	4.19%
Non-cumulative, 5-Year Rate Reset Series AN	December 8, 2008	225	25	1.5625	6.25%	February 24, 2014	3.50%
Non-cumulative, 5-Year Rate Reset Series AL	November 3, 2008	300	25	1.4000	5.60%	February 24, 2014	2.67%

(1)	Holders will have the right, at their option and subject to certain restrictions, on the earliest redemption date or every fifth year thereafter to convert these series of fixed rate preferred shares into a series of floating rate preferred shares.
(2)	Subject to regulatory approval, we may redeem these shares in whole or in part, at the earliest redemption date or every fifth year thereafter.
(3)	The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus the premium indicated.

Note 12: Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total Trading revenue includes both trading-related net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest income and dividends recognized on trading assets and liabilities. Non-interest income includes a $347 million increase in the fair values of our net financial assets classified as held-for-trading for the quarter ended April 30, 2009 (quarters ended January 31, 2009 – increased by $107 million; April 30, 2008 – decreased by $319 million). During the six months ended April 30, 2009, Non-interest income includes a $454 million increase in the fair values of our net financial assets classified as held-for-trading (six months ended April 30, 2008 – increased by $2 million).

	For the three months ended			For the six months ended
	April 30 2009	January 31 2009	April 30 2008	April 30 2009	April 30 2008
Net interest income	$744	$744	$242	$1,488	$304
Non-interest (expense) income	703	(126)	(303)	577	(41)
Total	$1,447	$618	$(61)	$2,065	$263

Financial instruments designated as held-for-trading

During the quarter, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading decreased by $288 million (quarters ended January 31, 2009 – increased by $329 million; April 30, 2008 – increased by $37 million). During the six months ended April 30, 2009, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $42 million (six months ended April 30, 2008 – increased by $181 million).

Financial instruments measured at amortized cost

The following were recognized in Non-interest income during the quarter ended and six months ended April 30, 2009 and the corresponding comparative periods:

	For the three months ended			For the six months ended
	April 30 2009	January 31 2009	April 30 2008	April 30 2009	April 30 2008
Net fee income which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading	$832	$864	$724	$1,696	$1,502
Net fee income arising from trust and other fiduciary activities	1,239	1,270	1,247	2,509	2,572
Net gains arising from financial instruments measured at amortized cost	4	2	–	6	–
Total	$2,075	$2,136	$1,971	$4,211	$4,074

50        Royal Bank of Canada        Second Quarter 2009

Note 13: Income taxes on components of Other comprehensive income

The income tax expense or benefit allocated to each component of Other comprehensive income is presented in the table below:

	For the three months ended			For the six months ended
	April 30 2009	January 31 2009	April 30 2008	April 30 2009	April 30 2008
Net unrealized gains (losses) on available-for-sale securities	$81	$(236)	$(130)	$(155)	$(121)
Reclassification of losses on available-for-sale securities to income	30	75	16	105	22
Net foreign currency translation gains (losses) from hedging activities	288	(37)	(51)	251	(386)
Net gains (losses) on derivatives designated as cash flow hedges	34	(21)	(69)	13	(225)
Reclassification of gains on derivatives designated as cash flow hedges to income	(5)	–	(9)	(5)	(8)
Total income taxes (recovery)	$428	$(219)	$(243)	$209	$(718)

Note 14: Earnings (Loss) per share

	For the three months ended			For the six months ended
	April 30 2009	January 31 2009	April 30 2008	April 30 2009	April 30 2008
Basic earnings per share
Net (loss) income	$(50)	$1,053	$928	$1,003	$2,173
Preferred share dividends	(55)	(41)	(23)	(96)	(47)
Net (loss) income available to common shareholders	$(105)	$1,012	$905	$907	$2,126
Average number of common shares (in thousands)	1,405,772	1,366,868	1,287,245	1,385,995	1,280,616

Basic (loss) earnings per share	$(.07)	$.74	$.70	$.65	$1.66
Diluted earnings per share
Net (loss) income available to common shareholders	$(105)	$1,012	$905	$907	$2,126
Average number of common shares (in thousands)	1,405,772	1,366,868	1,287,245	1,385,995	1,280,616
Stock options (1)	2,927	3,966	8,744	3,489	9,464
Issuable under other stock-based compensation plans	1,926	1,944	2,080	1,934	2,211
Exchangeable shares (2)	6,413	6,413	–	6,413	–
Average number of diluted common shares (in thousands)	1,417,038	1,379,191	1,298,069	1,397,831	1,292,291

Diluted (loss) earnings per share	$(.07)	$.73	$.70	$.65	$1.64

(1)	The dilutive effect of stock options was calculated using the treasury stock method. For the three months ended April 30, 2009, we excluded from the calculation of diluted earnings per share 7,616,273 average options outstanding with an average exercise price of $46.17, as the exercise price of these options was greater than the average market price of our common shares (three months ended January 31, 2009 – 5,305,890 average options outstanding with an average exercise price of $50.88; three months ended April 30, 2008 – 3,796,476 average options outstanding with an exercise price of $53.96). For the six months ended April 30, 2009, we excluded from the calculation of diluted earnings per share 5,304,375 average options outstanding with an average exercise price of $50.88, as the exercise price of these options was greater than the average market price of our common shares (six months ended April 30, 2008 – 3,376,144 average options outstanding with an exercise price of $54.09).
(2)	Exchangeable shares were issued for the acquisition of PH&N. Refer to Note 8.

Note 15: Guarantees and contingencies

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The following table summarizes significant guarantees that we have provided to third parties:

	As at
	April 30, 2009		October 31, 2008
	Maximum potential amount of future payments	Carrying value	Maximum potential amount of future payments	Carrying value
Credit derivatives and written put options (1)	$26,838	$2,933	$43,700	$5,742
Backstop liquidity facilities (2)	35,353	99	40,892	59
Stable value products (3)	24,884	210	24,876	–
Financial standby letters of credit and performance guarantees (4)	22,906	100	22,185	75
Credit enhancements	4,738	30	4,873	22
Mortgage loans sold with recourse	331	–	210	–
(1)	The carrying value is included in Other – Derivatives on our Consolidated Balance Sheets. The notional amount of the contract approximates the maximum potential amount of future payments.
(2)	Certain RBC-administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. As at April 30, 2009, these loans totalled US$1.5 billion (C$1.8 billion) (October 31, 2008 – US$1.6 billion; C$1.9 billion) before the allowance for loan losses of US$11 million (C$14 million) (October 31, 2008 – US$54 million; C$65 million) and are included in Wholesale Loans – Business on our Consolidated Balance Sheets. In the second quarter of 2009, we wrote off US$90 million (C$113 million) (three months ended January 31, 2009-nil; three months ended April 30, 2008-nil) of these loans against the allowance for loan losses.
(3)	The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential amount of future payments comprise $9.5 billion (October 31, 2008 – $9.4 billion) for bank-owned life insurance policies and $15.3 billion (October 31, 2008 – $15.4 billion) for U.S. Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans. We have recorded a provision in connection with the stable value contracts on bank-owned life insurance policies that reflects both the value of the assets in the underlying investment portfolios of the policies and our estimate of the probability of the policyholders surrendering their policies. During the quarter, we made a provision of approximately $6 million (three months ended January 31, 2009 – $26 million; three months ended April 30, 2008 – $70 million).
(4)	The carrying value is included in Other – Other liabilities on our Consolidated Balance Sheets. The maximum potential amount of future payments includes $1.9 billion (October 31, 2008 – $1.4 billion) related to the ARS TOB programs and represents the higher of the notional amounts of the letters of credit and the liquidity facilities.

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia IS. As at April 30,

Royal Bank of Canada        Second Quarter 2009        51

Note 15: Guarantees and contingencies (continued)

2009, RBC Dexia IS securities lending indemnifications totalled $33,760 million (October 31, 2008 – $45,723 million); we are exposed to 50% of this amount.

Refer to Note 25 of our 2008 Annual Consolidated Financial Statements for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Pledged assets

Details of assets pledged against liabilities are shown in the following tables.

	As at
	April 30 2009	October 31 2008
Cash and due from banks	$880	$2,443
Interest-bearing deposits with banks	4,193	9,960
Loans	7,676	9,821
Securities	47,553	45,920
Assets purchased under reverse repurchase agreements	24,513	23,362
Other assets	202	989
	$85,017	$92,495

	As at
	April 30 2009	October 31 2008
Assets pledged to:
Foreign governments and central banks	$5,581	$5,706
Clearing systems, payment systems and depositories	2,154	2,226
Assets pledged in relation to:
Securities borrowing and lending	23,697	25,613
Obligations related to securities sold under repurchase agreements	38,394	30,919
Derivative transactions	7,891	17,664
Covered bonds	5,125	5,142
Other	2,175	5,225
	$85,017	$92,495

We are also required to provide intra-day pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activity are normally released back to us at the end of the settlement cycle each day. For the three months ended April 30, 2009, we had on average $4.6 billion (January 31, 2009 – $4.7 billion; April 30, 2008 – $3.3 billion) of assets pledged intraday to the Bank of Canada on a daily basis. For the six months ended April 30, 2009, we had on average $4.6 billion (April 30, 2008 – $3.4 billion) of assets pledged intraday to the Bank of Canada on a daily basis. There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on April 30, 2009, October 31, 2008 and April 30, 2008.

Collateral

As at April 30, 2009, the approximate market value of collateral accepted that may be sold or repledged by us was $79.8 billion

(October 31, 2008 – $83.0 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $28.6 billion (October 31, 2008 – $32.6 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

Repurchase offer of Auction Rate Securities

As reported in Note 25 to our 2008 Annual Consolidated Financial Statements, our offer to repurchase ARS held by qualified U.S. retail brokerage clients is currently in effect. As at April 30, 2009, clients representing notional values of US$726.4 million (C$866.6 million) have accepted the offer. Remaining clients estimated to be eligible for the repurchase own US$155.9 million (C$185.9 million). As at April 30, 2009, the estimated difference between the par value and current valuation, including a penalty of US$9.8 million (C$11.8 million), was US$55.5 million (C$67.8 million). This also includes US$1.0 million (C$1.2 million) being the difference between the par and sale price of the ARS paid to qualifying clients who sold the eligible ARS below par during the period from February 11, 2008 to October 8, 2008. Of the US$55.5 million (C$67.8 million) pre-tax, US$34.5 million (C$41.5 million) was recognized in net income during 2008. No additional charges were taken in the three months ended April 30, 2009 and US$21.0 million (C$26.0 million) were recognized for the six months ended April 30, 2009.

Litigation

Enron Corp. (Enron) litigation

A purported class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). The Regent's case was consolidated with the lead action entitled Newby v. Enron Corp., which is the main consolidated purported Enron shareholder class action wherein similar claims have been made against numerous other financial institutions, law firms, accountants and certain current former officers and directors of Enron. Royal Bank of Canada has also been named as a defendant by several individual investors in respect of the losses suffered by those investors as purchasers of Enron publicly traded equity and debt securities.

During the fourth quarter of 2005, RBC established a litigation provision of $591 million (US$500 million) or $326 million after-tax (US$276 million) in regard to its Enron-related litigation exposure. As discussed in Note 25 to our 2008 Annual Consolidated Financial Statements, our evaluation of several important developments that occurred during 2008, individually and in aggregate, led us to conclude that a litigation provision of $60 million (US$50 million) or $33 million after-tax (US$27 million) is reasonable. The $542 million (US$450 million) difference was recorded in Non-interest expense – Other in our income statement for the three months ended October 31, 2008.

We will continue to vigorously defend ourselves in all remaining Enron-related cases and will exercise our judgment in resolving these claims.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

52        Royal Bank of Canada        Second Quarter 2009

Note 16: Results by business segment

Quarterly earnings

	Canadian Banking			Wealth Management			Insurance
	Q2/09	Q1/09	Q2/08	Q2/09	Q1/09	Q2/08	Q2/09	Q1/09	Q2/08
Net interest income	$1,678	$1,718	$1,636	$100	$128	$113	$–	$–	$–
Non-interest income	693	747	650	891	869	877	1,229	1,346	801
Total revenue	2,371	2,465	2,286	991	997	990	1,229	1,346	801
Provision for (recovery of) credit losses	351	270	224	–	–	–	–	–	–
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	958	1,076	548
Non-interest expense	1,171	1,176	1,156	817	827	732	138	141	142
Goodwill impairment charge	–	–	–	–	–	–	–	–	–
Net (loss) income before income taxes	849	1,019	906	174	170	258	133	129	111
Income taxes (recoveries)	268	323	302	48	42	76	20	17	7
Non-controlling interest	–	–	–	–	–	–	–	–	–
Net (loss) income	$581	$696	$604	$126	$128	$182	$113	$112	$104
Less: Preferred dividends	13	10	7	7	6	2	2	2	1
Net (loss) income available to common shareholders	$568	$686	$597	$119	$122	$180	$111	$110	$103
Total average assets (1)	$254,800	$249,600	$228,300	$22,800	$17,800	$18,200	$13,000	$12,600	$12,700

Quarterly earnings
	International Banking			Capital Markets (2)			Corporate Support (2)
	Q2/09	Q1/09	Q2/08	Q2/09	Q1/09	Q2/08	Q2/09	Q1/09	Q2/08
Net interest income	$459	$452	$298	$1,014	$922	$421	$(275)	$(279)	$(259)
Non-interest income	226	115	266	552	487	59	194	436	92
Total revenue	685	567	564	1,566	1,409	480	(81)	157	(167)
Provision for (recovery of) credit losses	289	200	91	145	160	58	189	117	(24)
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	–	–	–
Non-interest expense	618	595	428	826	891	546	5	(8)	(34)
Goodwill impairment charge	1,000	–	–	–	–	–	–	–	–
Net (loss) income before income taxes	(1,222)	(228)	45	595	358	(124)	(275)	48	(109)
Income (recoveries) taxes	(98)	(87)	5	163	154	(123)	(135)	(11)	(111)
Non-controlling interest	2	3	2	12	(21)	(14)	24	23	15
Net (loss) income	$(1,126)	(144)	38	$420	$225	$13	$(164)	$36	$(13)
Less: Preferred dividends	16	12	5	15	11	5	2	–	3
Net (loss) income available to common shareholders	$(1,142)	$(156)	$33	$405	$214	$8	$(166)	$36	$(16)
Total average assets (1)	$67,100	$68,900	$47,200	$362,800	$394,200	$351,400	$(8,400)	$(500)	$(3,000)

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Taxable equivalent basis.

Quarterly earnings

	Total
	Q2/09	Q1/09	Q2/08
Net interest income	$2,976	$2,941	$2,209
Non-interest income	3,785	4,000	2,745
Total revenue	6,761	6,941	4,954
Provision for (recovery of) credit losses	974	747	349
Insurance policyholder benefits, claims and acquisition expense	958	1,076	548
Non-interest expense	3,575	3,622	2,970
Goodwill impairment charge	1,000	–	–
Net (loss) income before income taxes	254	1,496	1,087
Income (recoveries) taxes	266	438	156
Non-controlling interest	38	5	3
Net (loss) income	$(50)	$1,053	$928
Less: Preferred dividends	55	41	23
Net (loss) income available to common shareholders	$(105)	$1,012	$905
Total average assets (1)	$712,100	$742,600	$654,800

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

Six month earnings

	Canadian Banking		Wealth Management		Insurance		International Banking
	Q2/09	Q2/08	Q2/09	Q2/08	Q2/09	Q2/08	Q2/09	Q2/08
Net interest income	$3,396	$3,323	$228	$225	$–	$–	$911	$546
Non-interest income	1,440	1,371	1,760	1,718	2,575	1,641	341	503
Total revenue	4,836	4,694	1,988	1,943	2,575	1,641	1,252	1,049
Provision for (recovery of) credit losses	621	438	–	–	–	–	489	162
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	2,034	1,164	–	–
Non-interest expense	2,347	2,352	1,644	1,420	279	277	1,213	806
Goodwill impairment charge	–	–	–	–	–	–	1,000	–
Net (loss) income before income taxes	1,868	1,904	344	523	262	200	(1,450)	81
Income (recoveries) taxes	591	627	90	160	37	7	(185)	8
Non-controlling interest	–	–	–	–	–	–	5	4
Net (loss) income	$1,277	$1,277	$254	$363	$225	$193	$(1,270)	$69
Less: Preferred dividends	23	14	13	4	4	2	28	8
Net (loss) income available to common shareholders	$1,254	$1,263	$241	$359	$221	$191	$(1,298)	$61
Total average assets (1)	$252,200	$226,600	$20,300	$17,100	$12,800	$12,500	$68,000	$43,600

Royal Bank of Canada        Second Quarter 2009        53

Note 16: Results by business segment (continued)

Six month earnings

	Capital Markets (2)		Corporate Support (2)		Total
	Q2/09	Q2/08	Q2/09	Q2/08	Q2/09	Q2/08
Net interest income	$1,936	$739	$(554)	$(483)	$5,917	$4,350
Non-interest income	1,039	873	630	145	7,785	6,251
Total revenue	2,975	1,612	76	(338)	13,702	10,601
Provision for (recovery of) credit losses	305	86	306	(44)	1,721	642
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	2,034	1,164
Non-interest expense	1,717	1,280	(3)	(45)	7,197	6,090
Goodwill impairment charge	–	–	–	–	1,000	–
Net (loss) income before income taxes	953	246	(227)	(249)	1,750	2,705
Income (recoveries) taxes	317	(70)	(146)	(233)	704	499
Non-controlling interest	(9)	(1)	47	30	43	33
Net (loss) income	$645	$317	$(128)	$(46)	$1,003	$2,173
Less: Preferred dividends	26	10	2	9	96	47
Net (loss) income available to common shareholders	$619	$307	$(130)	$(55)	$907	$2,126
Total average assets (1)	$378,800	$345,200	$(4,500)	$(4,700)	$727,600	$640,300

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Taxable equivalent basis.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way our business segments are managed. This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results. These items do not impact our consolidated results. Refer to Note 28 of our 2008 Annual Consolidated Financial Statements for further information on the allocation of expenses between business segments.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.

In the first quarter, we realigned Capital Markets into two main businesses. The Capital Markets Sales and Trading business includes agency sales, products trading and proprietary trading businesses. The Corporate and Investment Banking business provides advisory services to clients from origination, structuring and advising to distribution, and manages our private equity, conduits and securitization business. It also includes our Global Credit business, Global Financial Institutions business and Research business. This realignment did not impact the presentation of consolidated results for Capital Markets.

Note 17: Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. Our assets-to-capital multiple remains below the maximum prescribed by OSFI.

Regulatory capital, risk-adjusted assets and capital ratios

	Basel II
	As at
	April 30 2009	October 31 2008
Capital
Tier 1 capital	$30,274	$25,031
Total capital	35,290	30,710
Risk-adjusted assets
Credit risk	$211,585	$229,537
Market risk	20,100	17,220
Operational risk	33,962	31,822
Total risk-adjusted assets	$265,647	$278,579
Capital ratios
Tier 1 capital	11.4%	9.0%
Total capital	13.3%	11.0%
Assets-to-capital multiple	16.3X	20.1X

54        Royal Bank of Canada        Second Quarter 2009

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles

The Interim Consolidated Financial Statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the OSFI, the Interim Consolidated Financial Statements are to be prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and United States GAAP are quantified below. For a complete discussion of Canadian and U.S. GAAP differences, refer to Note 31 of our 2008 Annual Consolidated Financial Statements.

Condensed Consolidated Balance Sheets

	As at April 30 2009 (1)			As at October 31 2008 (1)			As at April 30 2008 (1)
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP
Assets

Cash and due from banks	$9,342	$(40)	$9,302	$11,086	$(133)	$10,953	$5,958	$(159)	$5,799
Interest-bearing deposits with banks	11,297	(6,960)	4,337	20,041	(12,503)	7,538	12,349	(9,315)	3,034
Securities
Trading	126,252	(7,232)	119,020	122,508	(5,499)	117,009	140,516	(8,671)	131,845
Available-for-sale	50,303	3,357	53,660	48,626	6,176	54,802	34,836	7,321	42,157
	176,555	(3,875)	172,680	171,134	677	171,811	175,352	(1,350)	174,002
Assets purchased under reverse repurchase agreements and securities borrowed	42,290	(1,815)	40,475	44,818	(3,086)	41,732	61,561	(2,652)	58,909
Loans (net of allowance for loan losses)	277,794	256	278,050	289,540	(2,638)	286,902	257,894	(1,550)	256,344
Other
Customers’ liability under acceptances	11,146	–	11,146	11,285	–	11,285	11,257	–	11,257
Derivatives	123,259	(89,639)	33,620	136,134	(81,553)	54,581	71,743	(43,324)	28,419
Premises and equipment, net (2)	2,418	717	3,135	2,471	648	3,119	1,970	552	2,522
Goodwill	8,819	(83)	8,736	9,977	(65)	9,912	6,165	(64)	6,101
Other intangibles (2)	2,150	(1,082)	1,068	2,042	(950)	1,092	1,344	(843)	501
Reinsurance recoverables	–	1,287	1,287	–	1,260	1,260	–	1,169	1,169
Separate account assets	–	73	73	–	81	81	–	108	108
Other assets	15,253	7,990	23,243	25,331	25,684	51,015	21,878	32,681	54,559
	163,045	(80,737)	82,308	187,240	(54,895)	132,345	114,357	(9,721)	104,636
	$680,323	$(93,171)	$587,152	$723,859	$(72,578)	$651,281	$627,471	$(24,747)	$602,724

Liabilities and shareholders’ equity

Deposits	$411,827	$(21,993)	$389,834	$438,575	$(21,069)	$417,506	$399,425	$(17,294)	$382,131
Other
Acceptances	11,146	–	11,146	11,285	–	11,285	11,257	–	11,257
Obligations related to securities sold short	35,540	590	36,130	27,507	1,787	29,294	43,264	137	43,401
Obligations related to assets sold under repurchase agreements and securities loaned	28,871	(1,141)	27,730	32,053	(1,135)	30,918	28,278	(1,190)	27,088
Derivatives	110,284	(84,960)	25,324	128,705	(84,011)	44,694	71,551	(42,841)	28,710
Insurance claims and policy benefit liabilities	8,002	3,485	11,487	7,385	3,720	11,105	7,556	2,689	10,245
Separate account liabilities	–	73	73	–	81	81	–	107	107
Other liabilities	29,011	11,150	40,161	35,809	28,628	64,437	29,599	33,805	63,404
	222,854	(70,803)	152,051	242,744	(50,930)	191,814	191,505	(7,293)	184,212
Subordinated debentures	7,629	–	7,629	8,131	41	8,172	6,952	18	6,970
Trust capital securities	1,398	(1,398)	–	1,400	(1,400)	–	1,397	(1,397)	–
Preferred share liabilities	–	–	–	–	–	–	300	(300)	–
Non-controlling interest in subsidiaries	2,150	1,406	3,556	2,371	1,396	3,767	2,024	1,396	3,420
Shareholders’ equity (1)	34,465	(383)	34,082	30,638	(616)	30,022	25,868	123	25,991
	$680,323	$(93,171)	$587,152	$723,859	$(72,578)	$651,281	$627,471	$(24,747)	$602,724

(1)	Opening retained earnings as at November 1, 2006 has been restated. Refer to Note 1.
(2)	Comparative information under Canadian GAAP has been reclassified as a result of adopting CICA Handbook Section 3064. Refer to Note 1.

Royal Bank of Canada        Second Quarter 2009        55

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

The following table presents the increases or (decreases) in assets, liabilities and shareholders’ equity by material differences between Canadian and U.S. GAAP.

(1)	Includes the impact of offsetting fair value amounts of derivative instruments and the cash collateral received from and/or pledged to the same counterparties as allowed under legally enforceable master netting agreements in accordance with FSP FIN 39-1, Amendment of FASB Interpretation No. 39. Refer to the subsection “Offsetting of amounts related to certain contracts” included in the Significant accounting changes later in this Note for further details.

Condensed Consolidated Statements of Income

	For the three months ended		For the six months ended
	April 30 2009	April 30 2008	April 30 2009	April 30 2008
Net (loss) income, Canadian GAAP	$(50)	$928	$1,003	$2,173
Differences:
Net interest income
Joint ventures	(47)	(42)	(101)	(79)
Liabilities and equity	26	30	51	58
Non-interest income
Insurance accounting	(309)	(1)	(765)	(156)
Derivative instruments and hedging activities	39	(4)	(12)	(24)
Reclassification of securities and application of the fair value option	118	(77)	(129)	(51)
Joint ventures	(158)	(165)	(302)	(340)
Insurance policyholder benefits, claims and acquisition expense	234	(29)	675	96
Non-interest expense
Stock appreciation rights	13	(4)	(7)	(12)
Insurance accounting	20	17	41	33
Joint ventures	186	180	367	359
Other	5	8	(17)	(16)
Income taxes and net difference in income taxes due to the above items	(17)	52	93	92
Non-controlling interest in net income of subsidiaries
Liabilities and equity	(26)	(26)	(51)	(51)
Net income, U.S. GAAP	$34	$867	$846	$2,082
Basic (loss) earnings per share (1)
Canadian GAAP	$(.07)	$.70	$.65	$1.66
U.S. GAAP	$(.01)	$.65	$.54	$1.58
Diluted (loss) earnings per share (1)
Canadian GAAP	$(.07)	$.70	$.65	$1.64
U.S. GAAP	$(.01)	$.65	$.54	$1.57

(1)	The impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings per share for all periods presented by less than one cent.

56        Royal Bank of Canada        Second Quarter 2009

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended
	April 30 2009	April 30 2008	April 30 2009	April 30 2008
Cash flows from operating activities, Canadian GAAP	$2,518	$7,004	$2,905	$381
U.S. GAAP adjustment for net income	84	(61)	(157)	(91)
Adjustments to determine net cash (used in) from operating activities
Depreciation, amortization of other intangibles and provision for credit losses	(17)	(15)	(18)	(13)
Future income taxes	(82)	54	175	60
Gain on sale of available-for-sale securities, net of writedowns	(4)	(1)	(8)	(3)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	27	142	(235)	159
Current income taxes	74	(102)	17	(85)
Derivative assets	(214)	227	(317)	114
Derivative liabilities	205	(274)	226	(134)
Trading securities	4,961	(569)	2,952	1,899
Net change in brokers and dealers receivable and payable	(3,908)	3,083	(3,523)	(1,221)
Other	(204)	(55)	807	(835)
Net cash from operating activities, U.S. GAAP	3,440	9,433	2,824	231
Cash flows from (used in) investing activities, Canadian GAAP	7,919	7,795	16,712	(16,986)
Change in interest-bearing deposits with banks	(875)	1,043	(1,313)	2,467
Change in loans, net of loan securitizations	(492)	(194)	(2,898)	(645)
Proceeds from sale of securities available-for-sale and held-for-trading using fair value option	1,145	440	1,237	1,353
Proceeds from maturity of securities available-for-sale securities and held-for-trading using fair value option	298	46	664	350
Purchases of securities available-for-sale and held-for-trading using fair value option	466	(557)	1,537	(1,143)
Net acquisitions of premises and equipment	8	14	75	33
Change in assets purchased under reverse repurchase agreements and securities borrowed	(463)	(324)	(1,271)	389
Net cash from (used in) investing activities, U.S. GAAP	8,006	8,263	14,743	(14,182)
Cash flows (used in) from financing activities, Canadian GAAP	(11,221)	(13,043)	(21,391)	18,209
Change in deposits	11,494	1,201	27,219	(28,010)
Change in deposits – Canada	5,421	905	7,351	2,032
Change in deposits – International	(16,590)	(3,063)	(31,174)	23,892
Issue of preferred shares	(16)	–	(35)	–
Issuance costs	16	–	77	–
Issue of common shares	–	–	(42)	–
Dividends paid, including by subsidiaries to non-controlling interests	–	(3)	(51)	(57)
Change in obligations related to assets sold under repurchase agreements and securities loaned	62	423	(5)	100
Change in obligations related to securities sold short	(1,369)	(2,336)	(1,197)	(692)
Net cash (used in) from financing activities, U.S. GAAP	$(12,203)	$(15,916)	$(19,248)	$15,474
Effect of exchange rate changes on cash and due from banks	$(73)	$15	$30	$128
Net change in cash and due from banks	(830)	1,795	(1,651)	1,651
Cash and due from banks at beginning of period	$10,132	$4,004	$10,953	$4,148
Cash and due from banks at end of period, U.S. GAAP	$9,302	$5,799	$9,302	$5,799

Consolidated Statements of Comprehensive Income

	For the three months ended
	April 30, 2009			April 30 2008
	Canadian GAAP	Differences	U.S. GAAP
Net (loss) income	$(50)	$84	$34	$867
Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	185	(131)	54	(219)
Unrealized foreign currency translation (losses) gains	(784)	(9)	(793)	41
Net foreign currency translation gains (losses) from hedging activities	613	–	613	(46)
Net gains (losses) on derivatives designated as cash flow hedges	76	29	105	(144)
Reclassification to income of gains on derivatives designated as cash flow hedges and losses on foreign currency translation	(9)	(2)	(11)	(15)
Total comprehensive income	$31	$(29)	$2	$484
Income taxes (recovery) deducted from the above items:
Net unrealized gains (losses) on available-for-sale securities	$111	$(58)	$53	$(127)
Net foreign currency translation gains (losses) from hedging activities	288	–	288	(51)
Net gains (losses) on derivatives designated as cash flow hedges	34	13	47	(69)
Reclassification of gains on derivatives designated as cash flow hedges to income	(5)	–	(5)	(8)
Total income taxes (recovery)	$428	$(45)	$383	$(255)

Royal Bank of Canada        Second Quarter 2009        57

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Consolidated Statements of Comprehensive Income

	For the six months ended
	April 30, 2009			April 30 2008
	Canadian GAAP	Differences	U.S. GAAP
Net income	$1,003	$(157)	$846	$2,082
Other comprehensive income, net of taxes
Net unrealized (losses) gains on available-for-sale securities	(120)	263	143	(137)
Unrealized foreign currency translation (losses) gains	(606)	(3)	(609)	1,056
Net foreign currency translation gains (losses) from hedging activities	594	–	594	(742)
Net gains (losses) on derivatives designated as cash flow hedges	35	29	64	(467)
Reclassification to income of gains on derivatives designated as cash flow hedges and losses on foreign currency translation	(11)	–	(11)	(12)
Total comprehensive income	$895	$132	$1,027	$1,780
Income taxes (recovery) deducted from the above items:
Net unrealized (losses) gains on available-for-sale securities	$(50)	$129	$79	$(87)
Net foreign currency translation gains (losses) from hedging activities	251	–	251	(386)
Net gains (losses) on derivatives designated as cash flow hedges	13	13	26	(225)
Reclassification of gains on derivatives designated as cash flow hedges to income	(5)	1	(4)	(6)
Total income taxes (recovery)	$209	$143	$352	$(704)

Accumulated other comprehensive income (loss), net of income taxes

	As at
	April 30, 2009
	Canadian GAAP	Differences	U.S. GAAP	October 31 2008	April 30 2008
Transition adjustment – Financial instruments	$(45)	$45	$–	$–	$–
Unrealized losses on available-for-sale securities	(1,188)	302	(886)	(1,011)	(69)
Unrealized foreign currency translation losses, net of hedging activities	(813)	41	(772)	(757)	(2,897)
Losses on derivatives designated as cash flow hedges	(420)	(56)	(476)	(529)	(459)
Pension obligation	–	(523)	(523)	(523)	(541)
Accumulated other comprehensive (loss) income, net of income taxes	$(2,466)	$(191)	$(2,657)	$(2,820)	$(3,966)

Securities

The following table represents the duration of the unrealized losses on our Available-for-sale and held-to-maturity securities. The gross unrealized losses of the Available-for-sale securities under U.S. GAAP are higher than those under Canadian GAAP as disclosed in Note 4 primarily because we designate more securities as held-for-trading using the fair value option under Canadian GAAP than under U.S. GAAP. Refer to Item 3 in the “Material differences between Canadian and U.S. GAAP” section of Note 31 to our 2008 Annual Consolidated Financial Statements and to our discussion under the subsection “Fair value option for financial assets and liabilities” later in this Note. In Note 4, we explain why these securities are considered to be not other-than-temporarily impaired as at April 30, 2009. The following analysis focuses on the duration of the losses.

Total fair value of securities with unrealized losses decreased by $5.9 billion from October 31, 2008 to April 30, 2009. This decrease largely reflects the fact that certain ARS, U.S. agency MBS and corporate and other debt were in an unrealized gain position as at April 30, 2009. The ARS and U.S. Agency MBS securities were reclassified from held-for-trading to Available-for-sale on October 1, 2008.

Unrealized losses for less than twelve months decreased by $540 million over the six months ending April 30, 2009 to $1.2 billion. This reduction is largely due to movement of non agency U.S. MBS, uninsured student loans included in ABS, corporate debt and other debt and one of the Canadian bank equity shares from the less than twelve months to the greater than twelve months category.

Unrealized losses for twelve months or more increased by $772 million over the six months ending April 30, 2009 to $1.9 billion. The increase is due to the aforementioned movement of certain securities from the less than twelve months category, an increase in unrealized losses for perpetual preferred securities classified as Loan substitutes and marginal depreciation in the fair value of agency and non agency US MBS, uninsured student loans included in ABS, corporate debt and other debt.

Total unrealized losses on equity securities increased by $141 million to $518 million. Our equity holdings are largely comprised of publicly traded shares of Canadian banks that we hold to economically hedge certain stock-based compensation programs. To a lesser extent, we also hold perpetual preferred shares of Canadian financial institutions and investments in other public, private and venture companies in support of various business activities and programs. The increase in unrealized losses of equity securities during the period is primarily due to the decline in the prices of the publicly traded Canadian bank shares that have unrealized losses less than twelve months. These holdings and those that have had unrealized losses for more than twelve months have been impacted by recent market conditions. However, these values have been recovering over the last few months. Based on this recent trend and the fact that these banks are well capitalized, continue to generate strong earnings and continue to pay dividends, we expect their values to recover in the near future.

Management believes that the unrealized losses on the above-mentioned securities as at April 30, 2009 are temporary in nature and intends to hold them until their value recovers or the security is redeemed or matures.

58        Royal Bank of Canada        Second Quarter 2009

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Fair value and unrealized losses position for Available-for-sale securities

	As at April 30, 2009
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt
Federal	$589	$4	$–	$–	$589	$4
Provincial and municipal	678	35	68	6	746	41
U.S. federal, state, municipal and agencies debt	2,597	151	360	60	2,957	211
Other OECD government debt	815	3	27	4	842	7
Mortgage-backed securities	1,282	350	1,790	658	3,072	1,008
Asset-backed securities	2,168	75	1,081	250	3,249	325
Corporate debt and other debt	2,860	320	1,855	578	4,715	898
Equities	548	233	527	285	1,075	518
Loan substitute securities	–	–	116	104	116	104
Total temporarily impaired securities	$11,537	$1,171	$5,824	$1,945	$17,361	$3,116

	As at October 31, 2008 (1)
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt
Federal	$958	$11	$–	$–	$958	$11
Provincial and municipal	883	72	26	5	909	77
U.S. federal, state, municipal and agencies debt	5,714	259	335	41	6,049	300
Other OECD government debt	132	3	21	4	153	7
Mortgage-backed securities	2,265	363	1,270	443	3,535	806
Asset-backed securities	3,546	294	401	108	3,947	402
Corporate debt and other debt	4,762	494	1,369	382	6,131	876
Equities	994	216	347	161	1,341	377
Loan substitute securities	–	–	191	29	191	29
Total temporarily impaired securities	$19,254	$1,712	$3,960	$1,173	$23,214	$2,885

(1)	Several numbers presented in this table have been revised from those reported in our 2008 Annual Consolidated Financial Statements to exclude securities that are classified as held-for-trading under U.S. GAAP but are classified as available-for-sale under Canadian GAAP. The revisions have no impact on our Consolidated Balance Sheets.

Income taxes

Under the Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN48), FIN 48, income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained where “more-likely-than-not” means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB).

As at April 30, 2009 and October 31, 2008, the balances of our UTBs, excluding any related accrual for interest and penalties, were $938 million and $858 million, respectively, of which $900 million and $827 million respectively, if recognized, would affect our effective tax rate. There was an $80 million net increase in the UTB balance, excluding any related accrual for interest and penalties, most of which related to tax positions taken during the first six months of 2009. It is difficult to project how unrecognized tax benefits will change over the next 12 months.

During the first six months of 2009, the change in our accrual for interest and penalties that relate to income taxes was not significant.

Significant accounting changes

Framework on fair value measurement

FASB Statement No. 157, Fair Value Measurements (FAS 157) and related pronouncements as described in Note 31 to our 2008 Annual Consolidated Financial Statements, became effective for us on November 1, 2008 except for certain non-financial assets and non-financial liabilities which will be effective on November 1, 2009.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to measure the fair values of its assets and liabilities and requires an entity to include the impact of its own credit risk in measuring derivatives and other liabilities measured at fair value. It also eliminates the deferral of unrealized gains or losses at inception on certain derivative instruments whose fair value is measured using unobservable market inputs and precludes the use of block discounts that were previously applied to large holdings of securities traded in an active market. On adoption, any unrealized gains or losses at inception and adjustments for block discounts, if any, would be recognized as a transition adjustment in retained earnings.

FAS 157 prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Valuation hierarchy

•	Level 1 – inputs are quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.
•

Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – one or more significant inputs used in a valuation technique are unobservable for the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

Determination of fair value

Our valuation framework and methodology has been described in Note 2 to our 2008 Annual Consolidated Financial Statements. Further, valuation adjustments that may be made to ensure that financial instruments are reported at fair values include:

•	Credit valuation adjustments that represent the estimated fair value of the credit risk of the external counterparties. Credit valuation adjustments take into account the creditworthiness of

Royal Bank of Canada        Second Quarter 2009        59

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

our counterparties, the current and potential future mark-to-market of the transactions, and the effects of credit mitigants such as master netting agreements and collateral agreements. Credit valuation adjustments are revised as appropriate.

•	Credit valuation adjustments to reflect our own credit quality in the valuation of our liabilities including derivatives measured at fair value.
•

Liquidity adjustments for financial instruments that are not quoted in an active market when we believe that the amount realized on sale may be less than the estimated fair value due to low trading volumes.

•

Model and parameter adjustments to reflect the impact of use of unobservable model inputs. These adjustments are necessary when instruments are valued using model inputs which are not observable and are subject to significant management judgment.

Fair Value of assets and liabilities measured at fair value on a recurring basis

The following table presents the financial instruments measured at fair value on a recurring basis as at April 30, 2009 categorized by the valuation hierarchy set out in FAS 157:

	As at April 30, 2009
	Fair value measurements using			Netting adjustments (1)	Asset/Liabilities at fair value
	Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$4,050	$–	$–	$4,050
Securities
Trading	30,695	76,669	13,112	(1,456)	119,020
Available-for-sale	1,327	44,016	8,109	–	53,452
Assets purchased under reverse repurchase agreements and securities borrowed	–	18,045	–	–	18,045
Loans	–	4,202	670	–	4,872
Other
Derivatives	4,590	111,131	8,043	(90,144)	33,620
Other assets	1,080	6,565	1,882	–	9,527
	$37,692	$264,678	$31,816	$(91,600)	$242,586
Financial liabilities
Deposits
Personal	$–	$–	$739	$–	$739
Business and government	–	37,672	9,577	–	47,249
Bank	1,178	7,683	–	–	8,861
Other
Obligations related to securities sold short	13,647	21,993	490	–	36,130
Obligations related to assets sold under repurchase agreements and securities loaned	–	15,723	–	–	15,723
Derivatives	1,349	101,782	7,609	(85,416)	25,324
Other liabilities	872	6,541	1,867	–	9,280
Subordinated debentures	–	–	87	–	87
	$17,046	$191,394	$20,369	$(85,416)	$143,393

(1)	The netting adjustments represent the impact of legally enforceable master netting agreements that allow us to settle positive and negative positions and cash collateral, including instruments with nominal credit risk held or placed with the same counterparties. Hence, some of the derivative related assets and liabilities may be reported on a net basis.

Changes in fair value measurement for instruments categorized in Level 3

The following table presents the changes in fair value measurement for instruments included in Level 3 during the three and six month periods ended April 30, 2009.

	For the three months ended April 30, 2009							For the six months ended April 30, 2009
	Fair value February 1 2009	Total realized/ unrea- lized gains (losses) inclu- ded in earnings (1)	Total unrea- lized gains (losses) included in other compre- hensive income (2)	Purch- ases, issua- nces, settle- ments and other, net (3)	Tran- sfers in and /or out of Level 3 (1)	Fair value April 30 2009	Changes in unrealized gains/ (losses) included in earnings for assets and liabilities held as at April 30 2009	Fair value November 1 2008	Total realized/ unre- alized gains (losses) inclu- ded in earnings (1)	Total unre- alized gains (losses) included in other compre- hensive income (2)	Purch- ases, issua- nces, settle- ments and other, net (3)	Tran- sfers in and /or out of Level 3 (1)	Fair value April 30 2009	Changes in unrealized gains/ (losses) included in earnings for assets and liabilities held as at April 30 2009
Assets
Securities
Trading	$17,865	$403	$(442)	$(4,151)	$(563)	$13,112	$207	$20,986	$(1,099)	$(119)	$(6,036)	$(620)	$13,112	$(882)
Available-for-sale	9,254	(105)	(154)	(232)	(654)	8,109	–	9,875	(319)	(487)	(306)	(654)	8,109	–
Loans – Wholesale	582	110	(11)	(11)	–	670	317	651	65	(3)	(43)	–	670	309
Other
Derivatives, net of derivative related liabilities (4)	49	(251)	7	763	(134)	434	(715)	(1,010)	438	36	932	38	434	48
Other assets	1,551	(1)	–	332	–	1,882	(1)	1,546	(5)	–	341	–	1,882	(5)

Liabilities
Deposits
Personal	$(1,335)	$468	$(1)	$(156)	$285	$(739)	$468	$(2,656)	$717	$(46)	$961	$285	$(739)	$384
Business and government	(10,753)	118	143	859	56	(9,577)	65	(12,214)	285	(66)	2,352	66	(9,577)	(55)
Other
Obligations related to securities sold short	(35)	(8)	2	(450)	1	(490)	(18)	(22)	(19)	1	(450)	–	(490)	(18)
Other liabilities	(1,536)	–	–	(331)	–	(1,867)	–	(1,528)	–	–	(339)	–	(1,867)	–
Subordinated debentures	(72)	(26)	11	–	–	(87)	(26)	(81)	(6)	–	–	–	(87)	(6)

(1)	Transfers in or out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the "Total realized/unrealized gains/(losses) included in earnings" column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the said column of the reconciliation.
(2)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains or (losses) for Available-for-sale securities were $81 million and $(392) million for the three and six months ended April 30, 2009, respectively, excluding the translation gains or losses.
(3)	Other includes amortization of premiums or discounts recognized in net income.
(4)	Net derivatives as at April 30, 2009 and February 1, 2009 included derivative assets of $8,043 million and $8,463 million and derivative liabilities of $7,609 million and $8,414 million respectively.

60        Royal Bank of Canada        Second Quarter 2009

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Impact upon adoption of FAS 157

As described in Note 2 to our 2008 Annual Consolidated Financial Statements, Canadian GAAP requires deferral of any unrealized gains or losses at inception for financial instruments whose fair values are measured using unobservable inputs. With the adoption of FAS 157, deferral of inception gains and losses previously required under U.S. GAAP by EITF 02-3 is no longer required. Valuation adjustments for unrealized gains or losses at inception, recognized in accordance with

EITF 02-3, were reclassified into the valuation categories described above. This reclassification had no impact on the overall amount of valuation adjustments. The remaining balance of $38 million, net of taxes, relating to the allowance for unrealized gains or losses at inception has been recognized as a transition adjustment as an increase to our opening retained earnings under U.S. GAAP.

Fair value option for financial assets and liabilities

On February 15, 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities (FAS 159). FAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. FAS 159 became effective for us on November 1, 2008. The difference between the carrying amount and the fair value of the eligible items for which the fair value option was elected as at November 1, 2008 was included in opening retained earnings as a cumulative-effect adjustment which was an increase of $81 million after taxes.

Our accounting policy on electing of the fair value option has been described in Note 1 to our 2008 Annual Consolidated Financial Statements. The following table presents, as at April 30, 2009, the categories of financial assets and liabilities elected for fair value option in accordance with FAS 155 Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140 (FAS 155) and FAS 159, as well as the difference between the aggregate fair value and the aggregate remaining contractual maturity amount for loans and long-term debt for which fair value option has been elected under these standards:

	As at April 30, 2009
	Aggregate fair value carrying amount	Contractual maturity amount	Fair value over (under) contractual maturity amount
Financial assets
Interest-bearing deposits with banks	$4,050	$4,050	$–
Securities – Trading	3,222	n.a.	n.a.
Assets purchased under reverse repurchase agreements and securities borrowed	18,045	18,048	(3)
Loans – Retail – Performing loans	463	463	–
Loans – Wholesale – Performing loans (1)	4,408	4,368	40

Financial liabilities
Deposits
Personal	$739	$764	$(25)
Business and government	47,249	47,239	10
Bank	8,861	8,861	–
Obligations related to assets sold under repurchase agreements and securities loaned	15,723	15,722	1
Subordinated debentures	87	121	(34)

(1)	As at April 30, 2009, none of the wholesale loans were 90 days or more past due but not impaired. The aggregate fair value carrying amount and contractual maturity amount of the impaired wholesale loans were both $1 million.
n.a.	not applicable.

The net changes in fair value of these assets and liabilities for the three and six months ended April 30, 2009 were $(300) million and $(336) million, respectively. The amount of changes in fair value attributable to changes in credit risk for loans and receivables and attributable to RBC credit spread for our financial liabilities, and the methodology to determine these amounts are disclosed in Note 3. Changes in fair value since November 1, 2008 attributable to changes in RBC credit spread increased the fair value of our term deposit liabilities by $295 million. This increase is primarily due to the reduction in RBC credit spread for both Canadian and U.S. denominated term deposit liabilities as the credit market conditions improved. Changes in fair value in this period attributable to changes in credit risk or RBC credit spread on Loans – Wholesale and Subordinated debentures, respectively, were not material.

Interest income and expense of these debt securities and loans are measured based on their interest rates and are reported in Net interest income.

Derivatives and hedging activities

On March 19, 2008, the FASB issued FAS 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (FAS 161). FAS 161 requires an entity to disclose how and why it uses derivatives, how it accounts for derivatives and any related hedged item, and how derivatives and hedged items affect the entity’s financial position, performance and cash flows. FAS 161, which was effective for us on February 1, 2009, did not change the accounting for derivatives and hedged items, therefore, our adoption of this standard did not affect our consolidated financial position or results of operations. Refer to Notes 1 and 7 of our 2008 Annual Consolidated Financial Statements for more information regarding our use of derivative instruments and hedging activities.

Fair value of derivatives by major types of products

The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at April 30, 2009
	Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship (1)
	Cash flow hedges	Fair value hedges	Net investment hedges
Assets
Derivative financial instruments
Interest rate contracts	$1,637	$2,538	$–		$28,607
Foreign exchange contracts	–	–	1,210		69,415
Credit derivatives	–	–	–		11,497
Other contracts	–	–	–		8,860
Total	$1,637	$2,538	$1,210		$118,379

Liabilities
Derivative financial instruments
Interest rate contracts	$2,261	$100	$–		$26,739
Foreign exchange contracts	–	–	43		63,306
Credit derivatives	–	–	–		9,433
Other contracts	–	–	–		8,858
Total	$2,261	$100	$43		$108,336
Non-derivative financial instruments	$–	$–	$5,830	$	n.a.

(1)	Includes $202 million of stable value contracts on bank-owned life insurance policies in derivative liabilities.
n.a.	not applicable.

Royal Bank of Canada        Second Quarter 2009        61

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Hedging activities by major types of products

		For the three months ended April 30, 2009
		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges	Ineffective portion Interest rate contracts	$8	$	n.a.	$	n.a.
Cash flow hedges	Ineffective portion Interest rate contracts	1		n.a.		n.a.
	Effective portion Interest rate contracts	n.a.		n.a.		105
	Reclassified to income during the period (1)
	Interest rate contracts	n.a.		16		n.a.
Net investment hedges	Foreign currency losses	n.a.		n.a.		(793)
	Gains from hedges
	Foreign exchange contracts	n.a.		n.a.		499
	Non derivative financial instruments	n.a.		n.a.		114
		$9		$16		$(75)

(1)	After-tax gains of $11 million were reclassified from AOCI to income for the three months ended April 30, 2009.
n.a.	not applicable.

Revenue from trading and selected non-trading financial instruments

For the three months ended April 30, 2009
Non-interest (expense) income
Interest rate and credit	$758
Equities	(74)
Foreign exchange and commodities (1)	138
Total	$822

(1)	Includes precious metals.

Contingent features

Certain derivative instruments contain provisions that link our collateral posting requirements to our credit ratings from the major credit rating agencies. If our credit ratings were to fall, certain counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing overnight collateralization on net derivative liability positions. The aggregate net fair value of all derivative instruments with collateral posting requirements that are in a net liability position on April 30, 2009, is $11.3 billion for which we have posted collateral of $7.9 billion in the normal course of business. If our credit ratings had been downgraded to BBB on April 30, 2009, we would have been required to post an additional $1.5 billion of collateral to the counterparties of these contracts. If our credit ratings were to fall below BBB, we do not expect that the additional collateral that we would be required to provide would be material.

Credit Derivatives and guarantees

On September 12, 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (FSP FAS 133-1 and FIN 45-4). The FSP amends FAS 133 by requiring more information about the potential adverse effects of changes in credit risk on the financial position, financial performance and cash flows of the sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. The FSP also amends FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, to require additional disclosure about the current status of the payment/performance risk of a guarantee. FSP FAS 133-1 and FIN 45-4, which was effective for us November 1, 2008, amends disclosure requirements for credit derivatives and certain guarantees, therefore, it had no impact on our consolidated financial position or results of operations.

Events or circumstances that would require seller to perform under the credit derivative

Credit derivatives are over- the- counter contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counter party to another. Credit derivatives provide protection against the decline in value of the referenced asset as a result of specified credit events such as default or bankruptcy.

Credit derivative instruments sold

Credit derivative instruments for which we are the seller of credit protection are summarized in the table below. These instruments have been classified as investment and non-investment grade based on the credit quality of the underlying referenced asset within the credit derivative. For most credit derivatives, the notional value represents the maximum amount payable by us. However, we do not exclusively monitor our exposure to credit derivatives based on notional value because this measure does not take into consideration the probability of occurrence. As such, the notional value is not a reliable indicator of our exposure to these contracts.

Credit derivatives – protection sold by ratings/maturity profile

	As at April 30, 2009
	Maximum Payout / Notional				Fair value
	Within 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative
Credit default swaps (1)
Investment grade (2)	$9,390	$33,150	$10,228	$52,768	$118	$3,159
Non-investment grade (2)	2,178	8,520	2,291	12,989	110	2,659
Non-rated	1,923	7,521	462	9,906	8	629
	$13,491	$49,191	$12,981	$75,663	$236	$6,447
Credit default baskets
Not rated (3)	$982	$5,647	$3,283	$9,912	$2	$2,644
Total (4)	$14,473	$54,838	$16,264	$85,575	$238	$9,091

(1)	Credit default swaps include total return swaps which are nominal to the entire portfolio.
(2)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non- investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset. Where external ratings were not available, our internal ratings were used.
(3)	Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset; consequently, ratings have not been assigned because the underlying asset(s) cannot be reasonably rated.
(4)	At April 30, 2009, the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $74.2 billion and $5.8 billion.

62        Royal Bank of Canada        Second Quarter 2009

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Guarantees

The following table summarizes significant guarantees we have provided to third parties by investment grade and non-investment grade.

	As at April 30, 2009
	Maximum potential amount of future payments				Carrying amount
	Investment grade (1)	Non- investment grade (1)	Not rated	Total
Credit derivatives and written put options (2)	$13,474	$3,292	$10,072	$26,838	$2,933
Backstop liquidity facilities	34,211	1,142	–	35,353	99
Stable value products	24,884	–	–	24,884	210
Financial standby letters of credit and performance guarantees (3)	13,351	5,919	3,636	22,906	100
Credit enhancements	4,738	–	–	4,738	30
Mortgage loans sold with recourse	–	–	331	331	–

(1)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non- investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset. Where external ratings were not available, our internal ratings were used.
(2)	Ratings could not be assigned to credit default baskets of $3.6 billion and written put options of $6.5 billion.
(3)	Ratings could not be assigned to financial standby letters of credit and performance guarantees with a maximum potential amount of future payments of $3.6 billion as the rating of the underlying entity for these guarantees is not available at this time.

Securitizations and VIEs

On December 11, 2008, the FASB issued Staff Positions FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities about Transfer of Financial Assets and Interests in Variable Interest Entities (FSP FAS140-4 and FIN 46 (R)-8), which amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FAS 140) by requiring public entities to provide additional disclosures related to their continuing involvement with transferred financial assets and the related risk retained as well as any contractual or non-contractual support provided and any future financial support to the special purpose entities (SPEs). It also amends FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46), to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. The disclosures required by FSP FAS 140-4 and FIN 46 (R)-8, which was effective for us on November 1, 2008, had no impact in our consolidated financial position and results of operations.

Securitizations

Our use of SPEs generally consists of various securitization activities whereby financial assets are transferred to an SPE and repackaged as securities or similar interests that are sold to investors. SPEs may be VIEs as defined by CICA AcG-15 and FIN 46(R), Consolidation of Variable Interest Entities or a Qualifying SPEs (QSPEs) as defined under AcG -12 and FAS 140.

We periodically securitize our credit card receivables and residential mortgage loans primarily to diversify our funding sources and enhance our liquidity position. We also securitize residential and commercial mortgage loans for sales and trading activities.

Securitization activity by major product type

Credit card receivables

We securitize a portion of our credit card receivables through a SPE on a revolving basis. The SPE is financed through the issuance of senior and subordinated notes collateralized by the underlying credit card receivables. The issuances are rated by at least two of Dominion Bond Rating Service (DBRS), Moody’s Investors Service (Moody’s) and Standard & Poor’s (S&P). This SPE meets the criteria for a QSPE and, accordingly, as the transferor of the credit card receivables, we are precluded from consolidating it.

Our continuing involvement includes servicing the credit card receivables sold to the QSPE and performing an administrative role for the QSPE. We also provide first-loss protection to the QSPE in two forms. First, we have an interest in the excess spread from the QSPE which is subordinate to the QSPE’s obligation to the holders of its asset-backed securities. Excess spread is the residual net interest income after all trust expenses have been paid. Our excess spread serves to absorb losses with respect to the credit card receivables before payments to the QSPE’s noteholders are affected. The present value of this excess spread is reported as a retained interest within our AFS securities on our Consolidated Balance Sheets. In addition, we provide loans to the QSPE to pay upfront expenses. These loans rank subordinate to all notes issued by the QSPE.

Furthermore, we own all of the subordinated securities issued by the QSPE except for Series 1999-3, which are owned by third party investors and scheduled to mature on July 15, 2009. The subordinated securities owned by us represent approximately 4% of the total amount of senior securities issued by the QSPE as at April 30, 2009 and provide credit support for the senior securities. These subordinated securities are reported within our AFS securities in our Consolidated Balance Sheets. We also act as counterparty in an interest rate and cross currency swap agreements under which we pay the QSPE the interest due to investors, we may own some senior securities as investments or for market-making activities and retain a cash reserve account from time to time.

Canadian residential mortgage loans

We securitize government-guaranteed Canadian residential mortgage loans through the creation of MBS and sell a portion of these MBS as part of government auctions as well as to a third party SPE on a revolving basis. This third party SPE is financed through the issuance of government-guaranteed mortgage bonds to third party investors. Proceeds of the issuances are used by the third party SPE to purchase the government-guaranteed MBS.

Our continuing involvement includes servicing the underlying mortgages we have securitized ourselves or through an independent servicer. We also retain interests in the excess spread on the sold MBS. The present value of this excess spread is reported as a retained interest within our AFS or HFT securities on our Consolidated Balance Sheets. In addition, we also act as counterparty in interest rate swap agreements under which we pay the third party SPE the interest due to investors and receive the interest on the government-guaranteed MBS.

U.S. residential mortgage loans

We originate and sell U.S. residential mortgage loans into the secondary mortgage market to issuers or guarantors of mortgage-backed securities. The issuers are usually government-sponsored entities which securitize these mortgages into MBS securities and guarantee as to timely payment of principal and interest. Our continuing involvement includes only servicing the underlying mortgages we have sold for funding and liquidity purposes ourselves or through an independent servicer.

Commercial mortgage loans

We securitize commercial mortgages by selling them in collateral pools, which meet certain diversification, leverage and debt coverage criteria, to SPEs, one of which is sponsored by us. The SPEs finance the purchase of these pools by issuing certificates with varying degrees of subordination. The certificates issued by the SPE which we sponsor range from AAA to B- and are rated by any two of DBRS, Moody’s and S&P. The most subordinated certificates are unrated. The certificates represent undivided interests in the collateral pool, and the SPE which

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Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

we sponsor, having sold all undivided interests available in the pool, retains none of the risk of the collateral pools.

We do not retain any beneficial interests in the loans sold unless we purchase some of the securities issued by the SPEs for our own account. We are the primary servicer under contract with a third-party master servicer for the loans that are sold to our sponsored SPE. The following table presents the classification of assets and liabilities recorded on our Consolidated Balance Sheets associated with our transactions with QSPE and SPEs, along with the total assets of QSPE.

	As at April 30, 2009
	Interest in securitizations
	Credit cards	Commercial and Residential mortgages
Total assets of QSPE (1)	$4,112	$	n.a.
On-balance sheet assets
Securities – Trading and Available-for-sale	$1,004		$1,214
Loans – Retail and Wholesale	7		–
Derivatives	–		116
Total	$1,011		$1,330
On balance sheet liabilities
Derivatives	$76		$679
Total	$76		$679

(1)	Represents the remaining principal balance of assets held by QSPE using the most current information available.
n.a.	Not applicable

Cash flows from securitizations (1)

	For the three months ended April 30, 2009		For the six months ended April 30, 2009
	Credit card loans	Canadian residential mortgage loans	Credit card loans	Canadian residential mortgage loans
Proceeds reinvested in revolving transfers	$4,005	$3,229	$8,402	$5,328
Cash flows from excess spread (2)	64	137	135	206
Other cash flows received (3)	8	–	21	–

(1)	Other cash flows received on securities held by us for Canadian commercial mortgage loans are nominal.
(2)	Includes servicing fees received.
(3)	Includes cash flow received on AFS securities held by us including principal and interest payments received.

Loans Managed

	As at April 30, 2009
	Loan principal	Past due (1)	Net write-offs
Retail	$233,206	$1,582	$353
Wholesale	87,642	3,203	337
Total loans managed	$320,848	$4,785	$690
Less: Loans securitized and managed Credit card loans	3,953	59	35
Canadian residential mortgage-backed securities created and sold	27,421	133	–
Canadian residential mortgage-backed securities created and retained	8,297	40	–
U.S. residential mortgage-backed securities created and sold	337	1	–
Total loans reported on the Consolidated Balance Sheets	$280,840	$4,552	$655

(1)	Includes impaired loans as well as loans that are contractually 90 days past due but are not considered impaired.

Increase (decrease) in fair value of retained interest due to adverse changes in key assumptions (1), (2)

	As at April 30, 2009
	Credit card loans	Canadian residential mortgage loans
Fair value of retained interests	$22.9	$1,210.8
Weighted average remaining service life (in years)	.25	3.12-4.34
Payment rate	34.70%	11.00-24.00%
Impact on fair value of 10% adverse change	$(1.2)	$(145.6)
Impact on fair value of 20% adverse change	(2.4)	(179.1)
Excess spread, net of credit losses	3.66%	1.83-1.94%
Impact on fair value of 10% adverse change	$(5.1)	$(135.3)
Impact on fair value of 20% adverse change	(10.3)	(357.3)
Expected credit losses	3.46%	—%
Impact on fair value of 10% adverse change	$(2.2)	$–
Impact on fair value of 20% adverse change	(4.4)	–
Discount rate	10.00%	.42-1.93%
Impact on fair value of 10% adverse change	$–	$(1.9)
Impact on fair value of 20% adverse change	–	(3.8)

(1)	All rates are annualized except for the credit card loans payment rate which is monthly.
(2)	This analysis is not applicable for commercial mortgage loans securitizations as we have not retained rights to future excess spread in these transactions.

VIEs

We perform qualitative, and in certain cases, quantitative, analyses to determine whether we are the Primary Beneficiary of a VIE based on the facts and circumstances and our interests in the VIE. The following table presents the assets and liabilities of consolidated VIEs recorded on our Consolidated Balance Sheets.

	As at April 30, 2009
	Structured finance VIEs	Investment funds	Credit investment product VIEs	Other (3)	Total
Consolidated assets (1), (2)
Cash	$–	$114	$–	$859	$973
Securities – Trading and Available-for-sale	1,286	781	176	4	2,247
Loans – Retail and Wholesale	1,722	–	–	12,995	14,717
Other assets	–	45	–	54	99
	$3,008	$940	$176	$13,912	$18,036
Consolidated liabilities
Other liabilities (4)	$2,848	$108	$–	$28	$2,984

(1)	As at April 30, 2009, our compensation vehicles held $61 million of our common shares, which are reported as Treasury shares and this amount represents the total assets of these vehicles. The obligation to provide our common shares to employees is recorded as an increase to Contributed surplus as the expense for the corresponding stock-based compensation plan is recognized.
(2)	Investors have recourse only to the assets of the related consolidated VIEs and do not have recourse to our general assets unless we breach our contractual obligations relating to those VIEs, provide liquidity facilities or credit enhancement facilities to, or enter into derivative transactions with, the VIEs. In the ordinary course of business, the assets of each consolidated VIE can generally only be used to settle the obligations of the VIE.
(3)	Includes our Covered Bond program. The covered bonds issued under this program are backed by mortgages. The loan provided by us to the VIE to purchase the mortgages is eliminated by us upon consolidation.
(4)	Other liabilities generally represent notes issued by the VIEs.

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Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

We may hold significant variable interests in VIEs. While we do not consolidate these VIEs, we have recorded on our Consolidated Balance Sheets assets and liabilities arising from our transactions and involvement with these VIEs. This information is set forth in the table below. In addition, FSP FAS 140-4 and FIN 46(R)-8 requires disclosures for VIEs that we sponsor and in which we hold variable interests. In determining whether we are a sponsor of a VIE, we consider both qualitative and quantitative factors, including the purpose and nature of the VIE, our continuing involvement in the VIE and whether we hold subordinated interests in the VIE. This table also includes VIEs for which we are sponsors of and hold a variable interest in, even if not significant.

	As at April 30, 2009
	Multi-seller conduits (1)	Structured finance VIEs	Credit investment product VIEs (2)	Third- party conduits	Investment funds	Other (3)	Total
Total assets of unconsolidated VIEs	$36,356	$11,082	$3,238	$727	$199	$118,589	$170,191
On-balance sheet assets
Securities – Trading and Available-for-sale	$–	$1,454	$17	$–	$86	$83	$1,640
Loans – Retail and Wholesale	1,810	1,695	–	201	–	–	3,706
Derivatives	–	35	1,107	–	–	–	1,142
Other assets	–	–	–	–	–	127	127
Total	$1,810	$3,184	$1,124	$201	$86	$210	$6,615
On-balance sheet liabilities
Derivatives	$–	$–	$187	$–	$–	$–	$187
Other liabilities	106	1	2,288	–	–	6	2,401
Total	$106	$1	$2,475	$–	$–	$6	$2,588
Maximum exposure to loss	$36,933	$4,455	$797	$360	$87	$156	$42,788

(1)	Total assets represent maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at April 30, 2009. Actual assets held by these conduits as at April 30, 2009, were $28,673 million.
(2)	Excluded from this table are trading securities that we have transferred to these VIEs as collateral for the funded notes issued by the VIEs as at April 30, 2009. The transfers do not meet the sale recognition criteria under FAS 140; as a result, these assets remain on our Consolidated Balance Sheets and are accounted for as secured borrowings. See subsequent discussion on Creation of credit investment products.
(3)	Includes tax credit funds and mutual funds that we sponsor which are described in our Other significant vehicles discussion.

Multi-seller and third-party conduits

We do not maintain any ownership or retained interests in the six multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) that we administer and have no rights to, or control of, their assets. As the administrative agent, we earn a residual fee for providing services such as coordinating funding activities, transaction structuring, documentation execution and monitoring of transactions.

The commercial paper issued by each multi-seller conduit is in the conduit’s own name with recourse to the financial assets owned by each multi-seller conduit, and is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities. In 2008, certain multi-seller conduits drew down some of our transaction-specific liquidity facilities. Refer to Notes 5 and 15 for additional details on these draws. We may also purchase commercial paper issued by our multi-seller conduits in our capacity as placement agent in order to facilitate the overall program liquidity. As at April 30, 2009, the fair value of our holdings was $204 million which are classified as held-for-trading.

We provide transaction-specific and program-wide liquidity facilities to the multi-seller conduits. Our transaction-specific liquidity facilities are committed facilities and are generally equal to 102% of the financing limits established by the conduits under the receivable purchase agreements. Our program-wide liquidity facilities are uncommitted and provide us with the option, but not the obligation, to make advances in the form of loans to the multi-seller conduits. These facilities provide the multi-seller conduits with an alternative source of financing in the event that the multi-seller conduits are unable to access the commercial paper market. In addition, we provide program-wide credit enhancement to the multi-seller conduits which obligate us to purchase assets or advance funds in the event the multi-seller conduit does not otherwise have funds from other sources, such as from the liquidity facilities, to settle maturing commercial paper. The credit enhancement is sized at a minimum of 10% of the face amount of commercial paper outstanding. In some cases, we or another third party may provide transaction-specific credit enhancement which can take various forms. We receive market-based fees for providing these liquidity and credit facilities.

Each transaction is structured with transaction-specific credit enhancement provided by the third-party seller. This enhancement can take various forms, including but not limited to over collateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally sized to cover a multiple of loss experience.

An unrelated third party is exposed to a “multi-seller conduit first-loss position” as defined in Note 6 of our 2008 Annual Consolidated Financial Statements. The multi-seller first-loss position is exposed to losses, should they occur, prior to us in our capacity as program wide credit enhancer or liquidity provider. To determine whether we are the Primary Beneficiary of the multi-seller conduits, we performed quantitative analyses which involve determining the cash flows of the assets of the multi-seller conduits and their probability of default or credit downgrade based on a Monte-Carlo simulation technique for which credit risk is a key variable. We also analyzed the variability that we are exposed to as a result of the administrative expenses incurred by the entities. Using historical expense data and the weighted average life of each multi-seller conduit’s asset portfolio, we employed simulations to determine our expected loss as a result of these expenses. This expected loss amount was then added to the expected losses from credit risk to arrive at the total expected losses of a multi-seller conduit. Based on our analysis, we are not the Primary Beneficiary and do not consolidate these conduits.

We hold significant variable interest in third-party asset-backed security conduits (third-party conduits) primarily through providing backstop liquidity facilities. We, as well as other financial institutions are obligated to provide funding under these facilities if these third-party conduits have insufficient funding to settle outstanding commercial paper. Our liquidity support facilities do not expose us to the majority of the expected losses; therefore, we do not consolidate these conduits.

Structured finance VIEs

We purchased ARS from entities including certain of which are VIEs. Our maximum exposure to loss arising from our involvement with these entities is determined by the amount of ARS we hold. We are subjected to losses on these ARS if default is experienced on the underlying student loans; however, the principal and accrued interest on the student loans are largely guaranteed by U.S. government agencies. In certain cases, we used quantitative analyses to determine whether we are the Primary Beneficiary of a trust when it is not qualitatively apparent. The quantitative analysis is based on determining the expected losses absorbed by the residual interest holder and the senior and subordinated debt holders. The expected loss of the residual interest holder is determined using a model to calculate the expected cash flows from projected excess spreads. The expected loss on the senior and subordinated debt is based on the credit risk on the portion of the debt that is determined not to be government guaranteed. We are

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Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

also exposed to interest rate basis risk as the interest rates of the assets of the VIEs and the ARS are based on different indices. We hold significant variable interests in certain unconsolidated entities. We consolidate the entities where our investments expose us to a majority of the expected losses.

We also sell ARS into ARS TOB programs which are supported by a letter of credit issued by us and we would be required to extend funding if there are any credit losses on the ARS. We receive market-based fees for acting as the remarketing agent and providing the letter of credit and liquidity facilities. We used quantitative analyses to determine whether we are the Primary Beneficiary of the ARS TOB programs. The expected loss calculation considers the credit rating of assets, recovery rate and corporate ratings as inputs to project various cash flow and credit loss scenarios. We also take into consideration basis risk through projecting the interest rates of various indices. Using all of these inputs, we calculate the variability of excess spread cash flows. Refer to Note 10 for details on the results of our expected loss calculations for the second quarter of 2009. The structure of other non-ARS TOB programs that we are involved with is similar to those described above. We may also hold the residual certificates issued by certain of the non-ARS TOB programs which will expose us to interest rate basis indices. We consolidate the non-ARS TOB programs where we are exposed to a majority of the expected losses as a result of our continuing involvement with the non-ARS TOB programs.

We sold ARS to an unaffiliated and unconsolidated VIE at fair market value. The purchase of the ARS by this entity was financed by a loan from us, and the loan is secured by various assets of the entity. Our loan is exposed to credit losses of the ARS, but is mitigated by high credit quality of the ARS. The entity also enters in derivative transactions for which we may be a guarantor of the obligations of the VIE. Our credit risk exposure to the VIE as a result of the guarantees is not significant because they are secured by cash collateral and the derivatives are subject to daily margining requirements. We serve various administrative roles for the VIE, including the remarketing agent for the ARS, and receive a fee commensurate with the services we provide. The counterparties to the interest rate derivatives are exposed to the majority of the VIE’s variability; as a result, we do not consolidate this entity.

Creation of credit investment products

In certain instances, we invest in these funded and unfunded notes issued by the credit investment product VIEs. We may transfer our assets to the VIEs as collateral for the funded notes with an obligation to buy these assets back in the future. The investors of the funded notes are not exposed to the credit or market risks of the collateral assets as we are required to repurchase the assets at their par value, but we mitigate substantially all of the credit and market risks of the collateral as we have the ability to substitute the collateral. The unfunded notes are in a senior position to the funded notes. The investors of these funded and unfunded notes are exposed to credit risk as a result of the credit protection provided by the VIEs, subject to their level of seniority. In our role of derivative counterparty to the VIEs, we also assume the associated counterparty credit risk of the VIEs. Currently, we act as sole arranger and swap provider for certain VIEs and, in most cases, act as the paying and issuing agent as well. We determine whether we are required to consolidate the VIEs by determining if our investments in the notes expose us to a majority of the expected losses.

Investment funds

Investment funds are generally financed through investments made by us or other third party investors. We also act as custodian or administrator for several funds. Our investments in certain funds may expose us to the market risk of the underlying investments. We may also be exposed to counterparty risk due to the equity derivative transactions.

Other significant vehicles

We created certain funds to pass through tax credits received from underlying low-income housing or historic rehabilitation real estate projects to third parties (tax credit funds). We are sponsors of the tax credit funds as a result of our responsibility to manage the assets, arrange the financing, and perform the administrative duties of these tax credit funds. We are also sponsors of our mutual funds as a result of our ability to influence the investment decisions of the mutual funds and our continuing involvement in the administration of these funds.

Offsetting of amounts related to certain contracts

On April 30, 2007, the FASB issued Staff Position FIN 39-1, Amendment of FASB Interpretation No. 39 (FSP FIN 39-1), which amends certain aspects of FIN 39, Offsetting of Amounts Related to Certain Contracts, to permit a reporting entity to offset the fair value of derivative instruments and the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against the fair value of derivative instruments executed with the same counterparty under the same master netting agreement, regardless of whether there is an intention to settle on a net basis. We adopted FSP FIN 39-1 on November 1, 2008, and have offset fair value amounts on our U.S. GAAP Consolidated

Balance Sheets pursuant to this FSP as follows, including the comparative periods presented: as at April 30, 2009, the fair value amounts of derivative instruments that have been netted against derivative assets and derivative liabilities was $80.1 billion (April 30, 2008 – $40.0 billion); as at April 30, 2009, the cash collateral applied against derivative assets and derivative liabilities was $9.4 billion and $4.7 billion, respectively (April 30, 2008 – $2.9 billion and $2.4 billion, respectively); as at April 30, 2009, we held $11.7 billion (April 30, 2008 – $5.0 billion) of collateral on derivative positions, of which $7.5 billion (April 30, 2008 – $1.5 billion) could be applied against credit risk.

Amendment to impairment guidance of EITF Issue No. 99-20

On January 12, 2009, the FASB issued FSP No. EITF 99-20-1 Amendments to the Impairment Guidance of EITF Issue No. 99-20 (FSP EITF 99-20-1) to amend the impairment guidance in EITF 99-20 Recognition of Interest income and Impairment on Purchased and Retained Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets (EITF 99-20) in order to more closely align the impairment model in EITF 99-20 with that of SFAS 115 Accounting for certain Investments in Debt and Equity Securities. In particular, FSP EITF 99-20-1 requires management to assess whether it is probable that there has been an adverse change in the estimated cash flows for certain beneficial interest in securitized financial assets rather than using market participants assumptions when determining the future cash flows. FSP EITF 99-20-1 became effective for us on November 1, 2008 and the impact of adopting it is not material to our consolidated financial position or results of operations.

Income tax benefits of dividends on share-based payment awards

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (EITF 06-11), regarding realized tax benefits on dividend payments related to certain shared-based payment arrangements which can be treated as deductible compensation expense for income tax purposes. Under EITF 06-11, a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified non-vested equity shares, non-vested equity share units, and outstanding share options should be recognized as an increase to additional paid-in capital (APIC). Those tax benefits are considered excess tax benefits under FAS 123(R). The EITF also reached a final consensus that if an entity's estimate of forfeitures increases (resulting in compensation expense), the amount of associated tax benefits that are reclassified from APIC to the income statement should be limited to the entity's pool of excess tax benefits. This EITF became effective for us on November 1, 2008, and the impact of adopting it is not material to our consolidated financial position or results of operations.

66        Royal Bank of Canada        Second Quarter 2009

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Future accounting changes

We are currently assessing the impact of adopting the new accounting standards described below on our consolidated financial position and results of operations.

Business combinations

In December 2007, the FASB issued Statement No. 141 (revised 2007), Business Combinations (FAS 141(R)), which replaces Statement No. 141, Business Combinations (FAS 141). FAS 141(R), which will be effective for us on November 1, 2009, retains the fundamental requirements of FAS 141 including the need to identify an acquirer for each business combination and to use the acquisition method to account for business combinations; however, FAS 141(R) includes the following significant changes:

•	More assets acquired and liabilities assumed to be measured at fair value as of the acquisition date;
•	Liabilities related to contingent consideration to be remeasured at fair value and each subsequent reporting period;
•	An acquirer to expense acquisition-related costs; and
•	Non-controlling interest in subsidiaries initially to be measured at fair value and classified as a separate component of equity.

In April 2009, the FASB issued FSP No. 141 (R)-1 Accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which will be effective for us on November 1, 2009. This FSP amends FASB Statement No. 141 (R) to require an acquirer to measure assets acquired and liabilities assumed in a business combination that arise from contingencies at their acquisition-date fair value if they can be determined. If fair value cannot be determined, then the recognition criteria and guidance of FAS 5 and FIN 14 apply. Following initial recognition, a systematic and rational basis for measuring the liabilities must be developed, depending on their nature.

Non-controlling interest

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (FAS 160). FAS 160, which will be effective for us on November 1, 2009. FAS 160 improves the relevance, comparability and transparency of the information that an entity provides in its financial statements related to an entity’s non-controlling interests. Significant requirements of FAS 160 include:

•	Ownership interests in subsidiaries held by parties other than the parent must be presented separately from the parent’s equity;
•	The amount of consolidated net income attributable to the parent and to the non-controlling interest must be clearly identified and presented on the consolidated statement of income;
•	After control is obtained, a change in ownership interests that does not result in a loss of control should be accounted for as an equity transaction; and
•

A change in ownership of a consolidated subsidiary that results in a loss of control and deconsolidation will trigger recognition of a gain or loss and any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value.

Convertible debt instruments

In May 2008, the FASB issued Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon

Conversion (Including Partial Cash Settlement) (FSP APB 14-1). This FSP, which will be effective for us on November 1, 2009, clarifies that issuers of convertible debt instruments should separately account for the liability and equity components in order to properly reflect the entity’s borrowing rate that would be applied to a nonconvertible debt instrument.

Additional guidance and disclosures on Fair Value Measurements and Other-than-temporary impairment of securities.

On April 9, 2009, the FASB issued three Staff Positions (FSP) in order to provide additional application guidance and to enhance disclosures regarding fair value measurements and other-than-temporary impairment of securities. The FSPs, which became effective for us on May 1, 2009, are summarized below.

•

FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides additional factors to consider when measuring the fair value of an asset or liability when there has been significant decrease in the level of market activity for the instrument and quoted prices are associated with transactions that are considered to be not orderly. It also expands the disclosure requirements for the fair value of financial instruments.

•

FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-than-Temporary Impairments, amends the impairment assessment guidance and recognition principles of other-than-temporary impairment for debt securities and enhances the presentation and disclosure requirements for debt as well as equity securities.

•	FSP FAS 107-1 and APB 28-1 Interim Disclosures about Fair Value of Financial Instruments, increases the frequency of fair value disclosures from an annual to quarterly basis.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions

In February, 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (FSP 140-3), which will be effective for us on November 1, 2009. FSP 140-3 requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS 140, unless certain criteria are met.

Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock

In June 2008, the FASB issued EITF 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock, which will be effective for us on November 1, 2009. This EITF establishes a two-step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for purposes of determining whether the derivative scope exception in SFAS 133 should be applied.

Royal Bank of Canada        Second Quarter 2009        67

Shareholder information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 416-974-5151

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent
and Registrar
Main Agent:

Computershare Trust

Company of Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada

and the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust

Company, N.A.

250 Royall Street

Canton, Massachusetts

02021

U.S.A.

Co-Transfer Agent
(United Kingdom):

Computershare Investor

Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road, Bristol BS99 7NH

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock Exchange (TSX)

U.S. – New York Stock Exchange (NYSE)

Switzerland – Swiss Exchange (SIX)

All preferred shares are listed on the TSX.

Valuation Day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for- one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

Computershare Trust

Company of Canada

100 University Avenue,

9th Floor

Toronto, Ontario

M5J 2Y1 Canada

Tel: 1-866-586-7635 (Canada

and the U.S.) or

514-982-7555 (International)

Fax: 1-888-453-0330 (Canada

and the U.S.) or

416-263-9394 (International)

e-mail:

service@computershare.com

For financial information inquiries,

please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

14th Floor, South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible dividends.” Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in a Normal Course Issuer Bid (NCIB) through the facilities of the Toronto Stock Exchange. During the one-year period commencing November 1, 2008, we may repurchase up to 20 million common shares in the open market at market prices. We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with the Office of the Superintendent of Financial Institutions Canada (OSFI).

A copy of our Notice of Intention to file a NCIB may be obtained, without charge, by contacting our Corporate Secretary at our Toronto mailing address.

2009 Quarterly earnings release dates

First quarter              February 26

Second quarter         May 29

Third quarter             August 27

Fourth quarter           December 4

For other shareholder inquiries, please contact: Shareholder Relations Royal Bank of Canada 200 Bay Street 9th Floor, South Tower Toronto, Ontario M5J 2J5 Canada Tel: 416-955-7806 Fax: 416-974-3535	Dividend dates for 2009 Subject to approval by the Board of Directors
		Ex-dividend dates	Record dates	Payment dates
	Common and preferred	January 22	January 26	February 24
	shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ and AL	April 21 July 23 October 22	April 23 July 27 October 26	May 22 August 24 November 24
	Preferred shares series AN, AP and AR	April 21 July 23 October 22	April 23 July 27 October 26	May 22 August 24 November 24
	Preferred shares series AT, AV and AX	July 23 October 22	July 27 October 26	August 24 November 24

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Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC TruCS which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.